FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: April 5, 2018

CONSOLIDATED FINANCIAL STATEMENTS 2017

Banco Santander Chile

Santander

CONTENT

F-2

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of December 31,
		2017	2016
	NOTE	MCh$	MCh$
ASSETS
Cash and deposits in banks	4	1,452,922	2,279,389
Cash items in process of collection	4	668,145	495,283
Trading investments	5	485,736	396,987
Investments under resale agreements	6	-	6,736
Financial derivative contracts	7	2,238,647	2,500,782
Interbank loans, net	8	162,599	272,635
Loans and accounts receivables from customers, net	9	26,747,542	26,113,485
Available for sale investments	10	2,574,546	3,388,906
Held to maturity investments		-	-
Investments in associates and other companies	11	27,585	23,780
Intangible assets	12	63,219	58,085
Property, plant, and equipment	13	242,547	257,379
Current taxes	14	-	-
Deferred taxes	14	385,608	372,699
Other assets	15	755,183	840,499
TOTAL ASSETS		35,804,279	37,006,645

LIABILITIES
Deposits and other demand liabilities	16	7,768,166	7,539,315
Cash items in process of being cleared	4	486,726	288,473
Obligations under repurchase agreements	6	268,061	212,437
Time deposits and other time liabilities	16	11,913,945	13,151,709
Financial derivative contracts	7	2,139,488	2,292,161
Interbank borrowing	17	1,698,357	1,916,368
Issued debt instruments	18	7,093,653	7,326,372
Other financial liabilities	18	242,030	240,016
Current taxes	14	6,435	29,294
Deferred taxes	14	9,663	7,686
Provisions	20	324,329	308,982
Other liabilities	21	745,363	795,785
TOTAL LIABILITIES		32,696,216	34,108,598

EQUITY
Attributable to the equity holders of the Bank		3,066,180	2,868,706
Capital	23	891,303	891,303
Reserves	23	1,781,818	1,640,112
Valuation adjustments	23	(2,312)	6,640
Retained earnings		395,371	330,651
Retained earnings from prior years		-	-
Income for the year		564,815	472,351
Minus: Provision for mandatory dividends	23	(169,444)	(141,700)
Non-controlling interest	25	41,883	29,341
TOTAL EQUITY		3,108,063	2,898,047

TOTAL LIABILITIES AND EQUITY		35,804,279	37,006,645

The accompanying notes 1 to 39 form an integral part of these consolidated financial statements.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-3

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEAR

For the years ended

		As of December 31,
		2017	2016
	NOTE	MCh$	MCh$

OPERATING INCOME

Interest income	26	2,058,446	2,137,044
Interest expense	26	(731,755)	(855,678)

Net interest income		1,326,691	1,281,366

Fee and commission income	27	455,558	431,184
Fee and commission expense	27	(176,495)	(176,760)

Net fee and commission income		279,063	254,424

Net income (expense) from financial operations	28	2,796	(367,034)
Net foreign exchange gain	29	126,956	507,392
Other operating income	34	87,163	18,299

Net operating profit before provision for loan losses		1,822,669	1,694,447

Provision for loan losses	30	(299,205)	(343,286)

NET OPERATING PROFIT		1,523,464	1,351,161

Personnel salaries and expenses	31	(396,967)	(395,133)
Administrative expenses	32	(230,103)	(226,413)
Depreciation and amortization	33	(77,823)	(65,359)
Impairment of property, plant, and equipment	33	(5,644)	(234)
Other operating expenses	34	(96,014)	(85,198)

Total operating expenses		(806,551)	(772,337)

OPERATING INCOME		716,913	578,824

Income from investments in associates and other companies	11	3,963	3,012

Income before tax		720,876	581,836

Income tax expense	14	(143,613)	(107,120)

NET INCOME FOR THE YEAR		577,263	474,716

Attributable to:
Equity holders of the Bank		564,815	472,351
Non-controlling interest	25	12,448	2,365
Earnings per share attributable to Equity holders of the Bank:
(expressed in Chilean pesos)
Basic earnings	23	2,997	2,507
Diluted earnings	23	2,997	2,507

The accompanying notes 1 to 39 form an integral part of these consolidated financial statements.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-4

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

For the years ended

		As of December 31,
		2017	2016
	NOTE	MCh$	MCh$

NET INCOME FOR THE YEAR		577,263	474,716
OTHER COMPREHENSIVE INCOME - ITEMS WHICH MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Availablefor sale investments	10	(5,520)	14,468
Cash flow hedge	23	(5,850)	(6,338)
Other comprehensive income which may be reclassified subsequently to profit or loss, before tax		(11,370)	8,130
Income tax related to items which may be reclassified subsequently to profit or loss	14	2,754	(1,975)

Other comprehensive income for the period which may be reclassified subsequently to profit or loss, net of tax		(8,616)	6,155

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS		-	-
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		568,647	480,871

Attributable to:
Equity holders of the Bank		555,863	477,703
Non-controlling interest	25	12,784	3,168

The accompanying notes 1 to 39 form an integral part of these consolidated financial statements.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-5

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the years ended December 31, 2017 and 2016

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Available for sale investments	Cash flow hedge	Income tax effects	Retained earnings of prior years	Income for the year	Provision for mandatory dividends	Total attributable to equity holders of the Bank	Non- controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Equity as of December 31, 2015	891,303	1,530,117	(2,224)	(6,965)	8,626	(373)	-	448,878	(134,663)	2,734,699	30,181	2,764,880
Distribution of income from previous period	-	-	-	-	-	-	448,878	(448,878)	-	-	-	-
Equity as of January 1, 2016	891,303	1,530,117	(2,224)	(6,965)	8,626	(373)	448,878	-	(134,663)	2,734,699	30,181	2,764,880
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(336,659)	-	134,663	(201,996)	-	(201,996)
Transfer of retained earnings to reserves	-	112,219	-	-	-	-	(112,219)	-	-	-	(4,008)	(4,008)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(141,700)	(141,700)	-	(141,700)
Subtotals	-	112,219	-	-	-	-	(448,878)	-	(7,037)	(343,696)	(4,008)	(347,704)
Other comprehensive income	-	-	-	13,414	(6,338)	(1,724)	-	-	-	5,352	803	6,155
Income for the year	-	-	-	-	-	-	-	472,351	-	472,351	2,365	474,716
Subtotals	-	-	-	13,414	(6,338)	(1,724)	-	472,351	-	477,703	3,168	480,871
Equity as of December 31, 2016	891,303	1,642,336	(2,224)	6,449	2,288	(2,097)	-	472,351	(141,700)	2,868,706	29,341	2,898,047

Equity as of December 31, 2016	891,303	1,642,336	(2,224)	6,449	2,288	(2,097)	-	472,351	(141,700)	2,868,706	29,341	2,898,047
Distribution of income from previous period	-	-	-	-	-	-	472,351	(472,351)	-	-	-	-
Equity as of January 1, 2017	891,303	1,642,336	(2,224)	6,449	2,288	(2,097)	472,351	-	(141,700)	2,868,706	29,341	2,898,047
Increase or decrease of capital and reserves	-	-	-	-	-	-	-	-	-	-	-	-
Dividends distributions/ withdrawals made	-	-	-	-	-	-	(330,645)	-	-	(330,645)	-	(330,645)
Transfer of retained earnings to reserves	-	141,706	-	-	-	-	(141,706)	-	-	-	(242)	(242)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(27,744)	(27,744)	-	(27,744)
Subtotals	-	141,706	-	-	-	-	(472,351)	-	(27,744)	(358,389)	(242)	(358,631)
Other comprehensive income	-	-	-	(5,990)	(5,850)	2,888	-	-	-	(8,952)	336	(8,616)
Income for the year	-	-	-	-	-	-	-	564,815	-	564,815	12,448	577,263
Subtotals	-	-	-	(5,990)	(5,850)	2,888	-	564,815	-	555,863	12,784	568,647
Equity as of December 31, 2017	891,303	1,784,042	(2,224)	459	(3,562)	791	-	564,815	(169,444)	3,066,180	41,883	3,108,063

Period	Total attributable to equity holders of the Bank	Allocated to reserves	Allocated to dividends	Percentage distributed	Number of shares	Dividend per share (in chilean pesos)
	MCh$	MCh$	MCh$	%

Year 2016 (Shareholders Meeting April 2017)	472,351	141,706	330,645	70	188,446,126,794	1.755

Year 2015 (Shareholders Meeting April 2016)	448,878	112,219	336,659	75	188,446,126,794	1.787

The accompanying notes 1 to 39 form an integral part of these consolidated financial statements.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-6

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended

		As of December 31,
		2017	2016
	NOTE	MCh$	MCh$

A – CASH FLOWS FROM OPERATING ACTIVITIES:
NET INCOME FOR THE YEAR		577,263	474,716
Debits (credits) to income that do not represent cash flows		(1,198,140)	(1,079,258)
Depreciation and amortization	33	77,823	65,359
Impairments of property, plant, and equipment	33	5,644	234
Provision for loan losses	30	382,520	421,584
Mark to market of trading investments		1,438	(2,682)
Income from investments in associates and other companies	11	(3,963)	(3,012)
Net gain on sale of assets received in lieu of payment	34	(28,477)	(13,535)
Provision on assets received in lieu of payment	34	3,912	9,246
Net gain on sale of property, plant, and equipment	34	(23,229)	(2,017)
Charge off of assets received in lieu of payment	34	30,027	15,423
Net interest income	26	(1,326,691)	(1,281,366)
Net fee and commission income	27	(279,063)	(254,424)
Other debits (credits) to income that do not represent cash flows		(29,903)	5,112
Changes in deferred taxes	14	8,178	(39,180)
Increase/decrease in operating assets and liabilities		219,661	1,356,832
(Increase) decrease of loans and accounts receivables from customers, net		(629,605)	(1,643,744)
(Increase) decrease of financial investments		725,611	(1,417,211)
Decrease (increase) due to resale agreements (assets)		6,736	(4,273)
Decrease (increase) of interbank loans		110,036	(261,774)
(Increase) decrease of assets received or awarded in lieu of payment		10,243	18,238
Increase (decrease) of debits in customers checking accounts		127,968	268,695
Increase (decrease) of time deposits and other time liabilities		(1,237,764)	968,942
Increase (decrease) of obligations with domestic banks		(364,956)	365,436
Increase (decrease) of other demand liabilities or time obligations		100,883	(85,502)
Increase (decrease) of obligations with foreign banks		146,947	243,355
Increase (decrease) of obligations with Central Bank of Chile		(2)	3
Increase (decrease) of obligations under repurchase agreements		55,624	68,748
Increase (decrease) in other financial liabilities		2,014	19,489
Net increase of other assets and liabilities		(166,361)	263,937
Redemption of letters of credit		(11,772)	(16,606)
Mortgage bond issuances		-	-
Senior bond issuances		911,581	3,537,855
Redemption mortgage bonds and payments of interest		(5,736)	(5,492)
Redemption and maturity of of senior bonds and payments of interest		(1,167,656)	(2,499,271)
Interest received		2,058,446	2,137,044
Interest paid		(731,755)	(855,678)
Dividends received from investments in other companies	11	116	217
Fees and commissions received	27	455,558	431,184
Fees and commissions paid	27	(176,495)	(176,760)
Total cash flow provided by (used in) operating activities		(401,216)	752,290

The accompanying notes 1 to 39 form an integral part of these consolidated financial statements.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-7

Banco Santander Chile and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended

		As of December 31,
		2017	2016
	NOTE	MCh$	MCh$

B – CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	13	(58,771)	(62,356)
Sales of property, plant, and equipment	13	17,940	560
Purchases of investments in associates and other companies	11	(3)	(1,123)
Purchases of intangible assets	12	(32,624)	(27,281)
Total cash flow provided by (used in) investment activities		(73,458)	(90,200)

C – CASH FLOW FROM FINANCING ACTIVITIES:
From shareholder´s financing activities		(345,544)	(348,787)
Redemption of subordinated bonds and payments of interest		(14,899)	(12,128)
Dividends paid		(330,645)	(336,659)
From non-controlling interest financing activities		(242)	(4,008)
Dividends and/or withdrawals paid		(242)	(4,008)
Total cash flow used in financing activities		(345,786)	(352,795)

D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD		(820,460)	309,295

E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		(31,398)	(150,266)

F – INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		2,486,199	2,327,170

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	4	1,634,341	2,486,199

		As of December 31,
Reconciliation of provisions for the Consolidated Statements		2017	2016
of Cash Flows for the periods		MCh$	MCh$

Provision for loan losses for cash flow purposes		382,520	421,584
Recovery of loans previously charged off		(83,315)	(78,298)
Provision for loan losses - net	30	299,205	343,286

			Changes other than cash
Reconciliation of liabilities arising from financing activities	December, 31 2016 MCh$	Cash Flow MCh$	Acquisition MCh$	Foreign Currency Movement MCh$	UF Movement MCh$	Fair Value Changes MCh$	December, 31 2017 MCh$

Subordinated Bonds	759,665	-	-	-	13,527	-	773,192
Dividends paid	-	(330,645)	-	-	-	-	(330,645)
Other	-	-	-	-	-	-	-
Total liabilities from financing activities	759,665	(330,645)	-	-	13,527	-	442,547

The accompanying notes 1 to 39 form an integral part of these consolidated financial statements.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-8

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander Chile is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander Chile and its subsidiaries (collectively referred to as the “Bank” or “Banco Santander Chile”) offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management, and investment banking.

Banco Santander Spain controls Banco Santander Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of December 31, 2017, Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. This makes Banco Santander Spain have control over 67.18% of the Bank’s shares.

a)	Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the Superintendency of Banks and Financial Institutions (SBIF), the Chilean regulatory agency. Article 15 of the General Banking Law states that banks must apply accounting standards established by SBIF. For those issues not covered by the SBIF, the Bank must apply generally accepted standards issued by the Colegio de Contadores de Chile A.G (Association of Chilean Accountants), which conform with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). In the event that any discrepancies exist between IFRS and accounting standards issued by the SBIF (Compendium of Accounting Standards and Instructions), the latter shall prevail.

For purposes of these financial statements the Bank uses certain terms and conventions. References to “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to “EUR” are to European Economic Community Euro, references to “CNY” are to Chinese Yuan, references to “CHF” are to Swiss franc, references to “Chilean pesos”, “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The Notes to the Consolidated Financial Statements contain additional information to support the figures submitted in the Consolidated Statement of Financial Position, Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity and Consolidated Statement of Cash Flows for the period. These contain narrative descriptions and details of these statements in a clear, relevant, reliable and comparable manner.

b)	Basis of preparation for the Consolidated Financial Statements

The Consolidated Financial Statements as of December 31, 2017 and 2016 and December 31, 2016 and for the nine-month period ended December 31, 2017 and 2016, incorporate the financial statements of the Bank entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank:

I.	has power over the investee (i.e., it has rights that grant the current capacity of managing the relevant activities of the investee)
II.	is exposed, or has rights, to variable returns from its involvement with the investee; and
III.	has the ability to use its power to affect its returns.

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Bank has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities over the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, including:

•	The size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;
•	The potential voting rights held by the Bank, other vote holders or other parties;
•	The rights arising from other agreements; and

Consolidated Financial Statements December 2017 / Banco Santander Chile F-9

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

•	any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the Consolidated Statement of Income and in the Consolidated Financial Statementof Comprehensive Income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit in certain circumstances.

When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting policies are consistent with the Bank’s accounting policies. All balances and transacctions between consolidated entities are eliminated.

Changes in the consolidated entities ownership interests in subsidiaries that do not result in a loss of control over the subsidiaries are accounted for as equity transactions. The carrying values of the Bank’s equity and the non-controlling interests’ equity are adjusted to reflect the changes to their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Bank.

In addition, third parties’ shares in the Bank’s consolidated equity are presented as “Non-controlling interests” in the Consolidated Statement of Changes in Equity. Their share in the income for the year is presented as “Attributable to non-controlling interest” in the Consolidated Statement of Income.

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

			Percent ownership share
		Place of	As of December 31,
		Incorporation	2017			2016
		and	Direct	Indirect	Total	Direct	Indirect	Total
Name of the Subsidiary	Main Activity	operation	%	%	%	%	%	%

Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00
Santander Agente de Valores Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64

The details of non-controlling interest in all the subsidiaries can be seen in Note 25 – Non-controlling interest.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-10

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	Entities controlled by the Bank through other considerations

The following companies have been consolidated as of December 31, 2017 and 2016 based on the fact that the activities relevant on them are determined by the Bank (companies complementary to the banking sector) and therefore the Bank exercises control:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services)
-	Bansa Santander S.A. (management of repossessed assets and leasing of properties)

iii.	Associates

An associate is an entity over which the Bank has the ability to exercise significant influence, but not control or joint control. This ability is usually represented by a share equal to or higher than 20% of the voting rights of the Company and is accounted for using the equity method.

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

		Place of	Percentage of ownership share
		Incorporation	As of December 31,
		and	2017	2016
Associates	Main activity	Operation	%	%
Redbanc S.A.	ATM services	Santiago, Chile	33.43	33.43
Transbank S.A.	Debit and credit card services	Santiago, Chile	25.00	25.00
Centro de Compensación Automatizado S.A.	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Repository of publically offered securities	Santiago, Chile	29.29	29.29
Cámara de Compensación de Pagos de Alto Valor S.A.	Payments clearing	Santiago, Chile	15.00	14.23
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00
Sociedad Nexus S.A.	Credit card processor	Santiago, Chile	12.90	12.90
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.07	12.07

During the year 2017, the entities Rabobank Chile in Liquidation and Banco París, assigned to Banco Santander a portion of its participation in "Sociedad Operadora de la Cámara de Compensación de pagos de Valores S.A.", with which the Bank's participation increased to 15.00%.

In the case of Nexus S.A. and Compensation Chamber for High-Value Payments S.A., Banco Santander Chile has a representative in the Board of Directors of such companies, which is why the Administration has concluded that it exercises significant influence over the same.

In the case of Market Infrastructure Services OTC S.A. The Bank participates, through its executives, actively in the administration and in the organizational process, which is why the Administration has concluded that it exerts significant influence about it.

During the fourth quarter of 2016, Banco Penta assigned to Banco Santander a portion of its interest in the companies "Sociedad Operadora de la Cámara de Compensación de pagos de Alto Valor S.A.” y “Servicios de Infraestructura de Mercado OTC S.A.” with which the Bank's participation increased to 14.93% and 12.07% respectively.

During the third quarter of 2016, Deutsche Bank assigned to Banco Santander a portion of its interest in the companies "Sociedad Operadora de la Cámara de Compensación de pago de Alto Valor S.A." and "Servicios de Infraestructura de Mercado OTC S.A.” with which the Bank's participation increased in that opportunity to 14.84% and 11.93% respectively.

At the Extraordinary Shareholders' Meeting of Transbank S.A. held on April 21, 2016, it was agreed to increase capital of the company through the capitalization of retained earnings, through the issue of paid-up shares, and placement of payment actions for approximately $ 4,000 million. Banco Santander Chile participated proportionally to its participation (25%), for which it subscribed and paid shares for approximately $ 1,000 million.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-11

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iv.	Share or rights in other companies

Entities over which the Bank has no control or significant influences are presented in this category. These holdings are shown at acquisition value (historical cost) less impairment, if any.

c)	Non-controlling interest

Non-controlling interest represents the portion of gains or losses and net assets which the Bank does not own, either directly or indirectly. It is presented separately in the Consolidated Statement of Income, and separately from shareholders’ equity in the Consolidated Statement of Financial Position.

In the case of entities controlled by the Bank through other considerations, income and equity are presented in full as non-controlling interest, since the Bank controls them, but does not have any ownership.

d)	Reporting segments

Operating segments with similar economic characteristics often exhibit similar long-term financial performance. Two or more segments can be combined only if aggregation is consistent with International Financial Reporting Standard 8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each of the following respects:

i.	the nature of the products and services;
ii.	the nature of the production processes;
iii.	the type or class of customers that use their products and services;
iv.	the methods used to distribute their products or services; and
v.	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all the operating segments.

ii.	the absolute amount of its reported profit or loss is equal to or greater than 10% : (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.

iii.	its assets represent 10% or more of the combined assets of all the operating segments.

Operating segments that do not meet any of the quantitative threshold may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the Consolidated Financial Statements.

Information about other business activities of the segments not separately reported is combined and disclosed in the “Other segments” category.

According to the information presented, the Bank’s segments were selected based on an operating segment being a component of an entity that:

i.	engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the entity’s chief executive officer, who makes decisions about resources allocated to the segment and assess its performance; and
iii.	for which discrete financial information is available.

e)	Functional and presentation currency

The Bank, in accordance with IAS 21 "Effects of Variations in Exchange Rates of the Foreign Currency", has defined as functional and presentation currency the Chilean Peso, which is the currency of the primary economic environment in which the Bank operates, it also obeys the currency that influences the structure of costs and revenues. Therefore, all balances and transactions denominated in currencies other than the Chilean Peso are considered as "Foreign currency".

Consolidated Financial Statements December 2017 / Banco Santander Chile F-12

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

f)	Foreign currency transactions

The Bank performs transactions in foreign currencies, mainly the U.S. dollar. Assets and liabilities denominated in foreign currencies and held by the Bank are translated to Chilean pesos based on the representative market rate published by Reuters at 1:30 p.m. on the month end date. The rate used was Ch$616.85 per US$1 for December, 2017 (Ch$666.00 per US$1 for December, 2016).

The amount of net foreign exchange gains and losses include recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

g)	Definitions and classification of financial instruments

i.	Definitions

A “financial instrument” is any contract that gives rise to a financial asset of an entity, and a financial liability or equity instrument of another entity.

An “equity instrument” is a legal transaction that evidences a residual interest on the assets of an entity deducting all of its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to changes with regard to an observed market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a financial derivative, known as an embedded derivative, which is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative. In the first semester of 2017 and during 2016, Banco Santander did not keep implicit derivatives in its portfolio.

ii.	Classification of financial assets for measurement purposes

Financial assets are classified into the following specified categories: financial assets trading investments at fair value through profit or loss (FVTPL), ‘held to maturity investments’, ‘available for sale investments’ (AFS) financial assets and ‘loans and accounts receivable from customers'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Regular way purchases or sales of financial assets require delivery of the asset within the time frame established by regulation or convention in the marketplace.

Financial assets are initially recognized at fair value plus, in the case of financial assets that aren’t accounted for at fair value with changes in profit or loss, transaction costs that are directly attributable to the acquisition or issue.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the debt instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Income is recognised on an effective interest basis for loans and accounts receivables other than those financial assets classified at fair value through profit or loss.

Financial assets FVTPL - Trading investments

Financial assets are classified as FVTPL when the financial asset is either held for trading or it is designated as fair value through profit or loss.

A financial asset is classified as held for trading if:

·	it has been acquired with the purpose of selling it in the short term; or

·	on initial recognition it is part of a portfolio of identified financial instruments that the Bank manages together and has a recent actual pattern of short-term profit-taking; or

·	it is a derivative that is not designated and effective as a hedging instrument

Consolidated Financial Statements December 2017 / Banco Santander Chile F-13

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

A financial asset other than a financial asset held for trading may be designated as FVTPL upon initial recognition if:

·	such designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise; or

·	the financial asset forms part of a group of financial assets or financial liabilities or both, which is managed and its performance is evaluated on a fair value basis, in accordance with the Bank's documented risk management or investment strategy, and information about the grouping is provided internally on that basis; or

·	it forms part of a contract containing one or more embedded derivatives, and IAS 39 permits the entire combined contract to be designated as FVTPL.

Financial assets FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognised in profit or loss. The net gain or loss recognised incorporates any dividend or interest earned on the financial asset and is included in the ‘net income (expense) from financial operations' line item.

Held to maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortised cost using the effective interest method less impairment.

Available for sale investments (AFS investments)

AFS investments are non-derivatives that are either designated as AFS or are not classified as (a) loans and accounts receivable from customers, (b) held-to-maturity investments or (c) financial assets at fair value through profit or loss (trading investments).

Financial instruments held by the Bank that are traded in an active market are classified as AFS and are stated at fair value at the end of each reporting period. The Bank also has investments in financial instruments that are not traded in an active market but that are also classified as AFS investments and stated at fair value at the end of each reporting period (because the directors consider that fair value can be reliably measured). Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognised in profit or loss. Other changes in the carrying amount of available for sale investments are recognised in other comprehensive income and accumulated under the heading of “Valuation Adjustment”. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

Dividends on AFS equity instruments are recognised in profit or loss when the Bank's right to receive the dividends is established.

The fair value of AFS monetary financial assets denominated in a foreign currency is determined in that foreign currency and translated as the described in f) above. The foreign exchange gains and losses that are recognised in profit or loss are determined based on the amortised cost of the monetary asset.

Loans and accounts receivables from customers

Loans and accounts receivable from customers are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and accounts receivables from customers (including loans and accounts receivable from customers and interbank loans) are measured at amortised cost using the effective interest method, less any impairment.

Interest income is recognised by applying the effective interest rate, except for short-term receivables where discounting effects are immaterial.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-14

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	Classification of financial assets for presentation purposes

For presentation purposes, the financial assets are classified by their nature into the following line items in the Consolidated Financial Statements:

-	Cash and deposits in banks: this line includes cash balances, checking accounts and on-demand deposits with the Central Bank of Chile and other domestic and foreign financial institutions. Amounts invested as overnight deposits are included in this item and in the corresponding items. If a special item for these operations is not mentioned, they will be included along with the accounts being reported.

-	Cash items in process of collection: this item includes values of documents in process of transfer and balances from operations that, as agreed, are not settled the same day, and purchase of currencies not yet received.

-	Trading investments: this item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value.

-	Financial derivative contracts: financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are for trading or accounted for as derivatives held for hedging, as shown in Note 6.

•	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

-	Interbank loans: this item includes the balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in certain other financial asset classifications listed above.

-	Loans and accounts receivables from customers: these loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and which the Bank does not intend to sell immediately or in the short term. When the Bank is the lessor in a lease, and it substantially transfers the risks and rewards incidental to the leased asset, the transaction is presented in loans and accounts receivable from customers while the leased asset is removed from the Bank´s financial statements.

-	Investment instruments: are classified into two categories: held-to-maturity investments, and available-for-sale investments. The held-to-maturity investment classification includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

iv.	Classification of financial liabilities for measurement purposes

Financial liabilities are classified as either financial liabilities FVTPL or other financial liabilities:

Financial liabilities FVTPL

As of December 31, 2017 and 2016, the Bank does not have financial liabilities with changes in results.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-15

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Other financial liabilities

Other financial liabilities (including loans and accounts payable) are subsequently measured at amortised cost using the effective interest method.

v.	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following items in the Consolidated Statement of Financial Position:

-	Deposits and other on-demand liabilities: this includes all on-demand obligations except for term savings accounts, which are not considered on-demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Cash items in process of collection: this item includes balances from asset purchase operations that are not settled the same day, and sale of currencies not yet delivered.

-	Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record as own portfolio instruments acquired under repurchase agreements.

-	Time deposits and other time liabilities: this shows the balances of deposit transactions in which a term at the end of which they become callable has been stipulated.

-	Financial derivative contracts: this includes financial derivative contracts with negative fair values (i.e. a liability of the Bank), whether they are for trading or for hedge accounting, as set forth in Note 6.

•	Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

•	Hedging derivatives: includes the fair value of derivatives designated as being in a hedging relationship, including the embedded derivatives separated from the hybrid financial instruments.

-	Interbank borrowings: this includes obligations due to other domestic banks, foreign banks, or the Central Bank of Chile, other than those reflected in certain other financial liability classifications listed above.

-	Issued debt instruments: there are three types of instruments issued by the Bank: obligations under letters of credit, subordinated bonds and senior bonds placed in the local and foreign market.

-	Other financial liabilities: this item includes credit obligations to persons other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-16

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

h)	Valuation of financial instruments and recognition of fair value changes

Generally, financial assets and liabilities are initially recognized at fair value, which, in the absence of evidence against it, is deemed to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting period, financial instruments are measured with the following criteria:

i.	Valuation of financial instruments

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale, except for credit investments and held to maturity investments.

According to IFRS 13 Fair Value Measurement, “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability, or (b) in the absence of a principal market, the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information in connection with the sale of an asset or the transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize value associated with the asset or liability.

When using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy (i.e. Level 1, 2 or 3). IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

Every derivative is recorded in the Consolidated Statements of Financial Position at fair value as previously described. This value is compared to the valuation at the trade date. If the fair value is subsequently measured positive, this is recorded as an asset, if the fair value is subsequently measured negative, this is recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income (expense) from financial operations” in the Consolidated Statement of Income.

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and Bank´s own risk. Counterparty Credit Risk (CVA) is a valuation adjustment to derivatives contracted in non-organized markets as a result of exposure to counterparty credit risk. The CVA is calculated considering the potential exposure to each counterparty in future periods. Own-credit risk (DVA) is a valuation adjustment similar to the CVA, but generated by the Bank's credit risk assumed by our counterparties. As of December 31, 2017, the CVA and DVA are Ch $ 8,142 million and Ch $ 15,406 million, respectively.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-17

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

“Loans and accounts receivable from customers” and Held-to-maturity instrument portfolio are measured at amortized cost using the effective interest method. Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the consolidated income statement) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in “Net income (expense) from financial operations”.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date. Where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

The amounts at which the financial assets are recorded represent the Bank’s maximum exposure to credit risk as at the reporting date. The Bank has also received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, equity instruments and personal securities, assets under leasing agreements, assets acquired under repurchase agreements, securities loans and derivatives.

ii.	Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed in available markets, the Bank’s management determines a best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs however for some valuations of financial instruments, significant inputs are unobservable in the market. To determine a value for those instruments, various techniques are employed to make these estimates, including the extrapolation of observable market data.

The most reliable evidence of the fair value of a financial instrument on initial recognition usually is the transaction price, however due to lack of availability of market information, the value of the instrument may be derived from other market transactions performed with the same or similar instruments or may be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of September 30, 2017 and 2016 and as of December 31, 2016 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.	In the valuation of financial instruments permitting static hedging (mainly forwards and swaps), the present value method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii.	In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.	In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares and raw materials, volatility, prepayments and liquidity. The Bank’s management considers that its valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-18

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	Hedging transactions

The Bank uses financial derivatives for the following purposes:

i.	to sell to customers who request these instruments in the management of their market and credit risks;
ii.	to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and
iii.	to obtain profits from changes in the price of these derivatives (trading derivatives).

All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.	Changes in the value of assets and liabilities due to fluctuations, among others, in inflation (UF), the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecasted transactions (“cash flow hedge”);

c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.	For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Consolidated Statement of Income.

b.	For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Financial Statement of Income under “Net income (expense) from financial operations”.

c.	For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”, until the hedged transaction occurs, thereafter being reclassified to the Consolidated Statement of Income, unless the hedged transaction results in the recognition of non–financial assets or liabilities, in which case it is included in the cost of the non-financial asset or liability.

d.	The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statement of Income under “Net income (expense) from financial operations”.

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, hedge accounting treatment is discontinued. When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, when applicable.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-19

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Statement of Income.

iv.	Derivatives embedded in hybrid financial instruments

Derivatives embedded in other financial instruments or in other host contracts are accounted for separately as derivatives if 1) their risks and characteristics are not closely related to the host contracts, 2) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and 3) provided that the host contracts are not classified as “Trading investments” or as other financial assets (liabilities) at fair value through profit or loss.

v.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

vi.	Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets is determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties:

i.	If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Consolidated Statement of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

ii.	If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Consolidated Financial Statement of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

-	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
-	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability.

iii.	If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset—as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases, the following distinction is made:

a.	If the transferor does not retain control of the transferred financial asset: the asset is derecognized from the Consolidated Statement of Financial Position and any rights or obligations retained or created in the transfer are recognized.

b.	If the transferor retains control of the transferred financial asset: it continues to be recognized in the Consolidated Statement of Financial Position for an amount equal to its exposure to changes in value and a financial liability associated with the transferred financial asset is recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-20

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Accordingly, financial assets are only derecognized from the Consolidated Statement of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Consolidated Financial Statement Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has matured.

i)	Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense, and similar items

Interest revenue, expense and similar items are recorded on an accrual basis using the effective interest method.

However, when a given operation or transaction is past due by 90 days or more, when it originated from a refinancing or renegotiation, or when the Bank believes that the debtor poses a high risk of default, the interest and adjustments pertaining to these transactions are not recorded directly in the Consolidated Statement of Income unless they have been actually received.

This interest and adjustments are generally referred to as “suspended” and are recorded in they are reported as part of the complementary information thereto and as memorandum accounts (Note 23). This interest is recognized as income, when collected.

The resumption of interest income recognition of previously impaired loans only occurs when such loans become current (i.e. payments were received such that the loans are contractually past-due for less than 90 days) or they are no longer classified under the C3, C4, C5, or C6 risk categories (for loans individually evaluated for impairment).

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Statement of Income using criteria that vary according to their nature. The main criteria are:

(1)	Fee and commission income and expenses on financial assets and liabilities measured at fair value through profit or loss are recognized when they are earned or paid.
-	Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services.
(2)	Those relating to services provided in a single transaction are recognized when the single transaction is performed.

iii.	Non-financial income and expenses

Non-financial income and expenses are recognized for accounting purposes on an accrual basis.

j)	Impairment

i.	Financial assets:

A financial asset, other than that at fair value through profit and loss, is evaluated on each financial statement filing date to determine whether objective evidence of impairment exists.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-21

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Individually significant financial assets are individually tested to determine their impairment. The remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

All impairment losses are recorded in income. Any impairment loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss.

The reversal of an impairment loss occurs only if it can be objectively related to an event occurring after the initial impairment loss was recorded. The reversal of an impairment loss shall not exceed the carrying amount that would have been determined if no impairment loss has been recognized for the asset in prior years. The reversal is recorded in income with the exception of available for sale equity financial assets, in which case it is recorded in other comprehensive income.

ii.	Non-financial assets:

The Bank’s non-financial assets, excluding investment properties, are reviewed at the reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If any such evidence exists, the recoverable amount of the asset is estimated, in order to determine the extent of the impairment loss.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date to determine whether the loss has decreased and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. Losses for goodwill impairment recognized through capital gains are not reversed.

k)	Property, plant, and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixed assets owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use includes but is not limited to tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses resulting from comparing the net value of each item to the respective recoverable amount.

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-22

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank applies the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful life (in months)

Land	-
Paintings and works of art	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
IT systems and software	36
ATMs	60
Other machines and equipment	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Other installations	120
Buildings	1,200

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

ii.	Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record their impairment losses, are the same as those for property, plant and equipment held for own use.

l)	Leasing

i.	Finance leases

Finance leases are leases that substantially transfer all the risks and rewards incidental to ownership of the leased asset to the lessee.

When a consolidated entity is the lessor of an asset, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, which is equivalent to one additional lease payment and so is reasonably certain to be exercised, is recognized as lending to third parties and is therefore included under “Loans and accounts receivable from customers” in the Consolidated Statement of Financial Position.

When a consolidated entity is a lessee, it reports the cost of leased assets in the Consolidated Statement of Financial Position based on the nature of the leased asset, and simultaneously records a liability for the same amount (which is the lower of the fair value of the leased asset, and the sum of the present value of the lease payments payable to the lessor plus, if appropriate, the exercise price of the purchase option). The depreciation policy for these assets is the same as that for property, plant and equipment for own use.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-23

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In both cases, the finance income and finance expenses arising from these contracts are credited and debited, respectively, to “Interest income” and “Interest expense” in the Consolidated Statement of Income so as to achieve a constant rate of return over the lease term.

ii.	Operating leases

In operating leases, ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When a consolidated entity is the lessor, it reports the acquisition cost of the leased assets under "Property, plant and equipment”. The depreciation policy for these assets is the same as that for similar items of property, plant and equipment held for own use and revenues from operating leases is recorded on a straight line basis under “Other operating income” in the Consolidated Statement of Income.

When a consolidated entity is the lessee, the lease expenses, including any incentives granted by the lessor, are charged on a straight line basis to “Other operating expenses” in the Consolidated Statement of Income.

iii.	Sale and leaseback transactions

For sale at fair value and operating leasebacks, the profit or loss generated is recorded at the time of sale. In the case of finance leasebacks, the profit or loss generated is amortized over the lease term.

m)	Factored receivables

Factored receivables are valued at the amount disbursed by the Bank in exchange of invoices or other commercial instruments representing the credit which the transferor assigns to the Bank. The price difference between the amounts disbursed and the actual face value of the credits is recorded as interest income in the Consolidated Statement of Income using the effective interest method over the financing period.

When the assignment of these instruments involves no liability on the part of the assignee, the Bank assumes the risks of insolvency of the parties responsible for payment.

n)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights. The Bank recognizes an intangible asset, whether purchased or self-created (at cost), when the cost of the asset can be measured reliably and it is probable that the future economic benefits that are attributable to the asset will flow to the Bank.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated. The estimated useful life for software is 3 years.

Intangible assets are amortized on a straight-line basis over their estimated useful life; which has been defined as 36 months.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

o)	Cash and cash equivalents

The indirect method is used to prepare the cash flow statement, starting with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as investing or financing activities.

The cash flow statement was prepared considering the following definitions:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-24

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

ii.	Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.

iii.	Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

iv.	Financing Activities: Activities that result in changes in the size and composition of equity and liabilities that are not operating or investing activities.

p)	Allowances for loan losses

The Bank continuously evaluates the entire loan portfolio and contingent loans, as it is established by the SBIF, to timely provide the necessary and sufficient provisions to cover expected losses associated with the characteristics of the debtors and their loans, which determine payment behavior and recovery.

The Bank has established allowances to cover probable losses on loans and account receivables in accordance with instructions issued by Superintendency of Banks and Financial Institutions (SBIF) and models of credit risk rating and assessment approved by the Board’s Committee, including the amendments introduced by Circular No. 3,573 (and its further modifications) applicable as of January 1, 2016 which establishes a standard method for residential mortgage loans and complements and specifies instructions on provisions and loans classified in the impaired portfolio, and subsequent amendments.

The Bank uses the following models established by the SBIF, to evaluate its loan portfolio and credit risk:

-	Individual assessment - where the Bank assesses a debtor as individually significant when their loans are significant, or when the debtor cannot be classified within a group of financial assets with similar credit risk characteristics, due to its size, complexity or level of exposure.

-	Group assessment - a group assessment is relevant for analyzing a large number of transactions with small individual balances due from individuals or small companies. The Bank groups debtors with similar credit risk characteristics giving to each group a default probability and recovery rate based on a historical analysis. The Bank has implemented standard models for mortgage loans, established in Circular N°3,573 (modified by Circular N°3,584), and internal models for commercial and consumer loans.

I.	Allowances for individual assessment

An individual assessment of commercial debtors is necessary according to the SBIF, in the case of companies which, due to their size, complexity or level of exposure, must be known and analyzed in detail.

The analysis of the debtor is primarily focused on their credit quality and their risk category classification of the debtor and of their respective contingent loans and loans These are assigned to one of the following portfolio categories: Normal, Substandard and Impaired. The risk factors considered are: industry or economic sector, owners or managers, financial situation and payment ability, and payment behavior.

The portfolio categories and their definitions are as follows:

i.	Normal Portfolio includes debtors with a payment ability that allows them to meet their obligations and commitments. Evaluations of the current economic and financial environment do not indicate that this will change. The classifications assigned to this portfolio are categories from A1 to A6.

ii.	Substandard Portfolio includes debtors with financial difficulties or a significant deterioration of their payment ability. There is reasonable doubt concerning the future reimbursement of the capital and interest within the contractual terms, with limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.

iii.	Impaired Portfolio includes debtors and their loans where repayment is considered remote, with a reduced or no likelihood of repayment. This portfolio includes debtors who have stopped paying their loans or that indicate that they will stop paying, as well as those who require forced debt restructuration, reducing the obligation or delaying the term of the capital or interest, and any other debtor who is over 90 days overdue in his payment of interest or capital. The classifications assigned to this portfolio are categories from C1 to C6.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-25

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Normal and Substandard Compliance Portfolio

As part of individual assessment, the Bank classifies debtors into the following categories, assigning them a probability of non-performance (PNP) and severity (SEV), which result in the expected loss percentages.

Portfolio	Debtor’s Category	Probability of Non-Performance (%)	Severity (%)	Expected Loss (%)
Normal portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

The Bank first determines all credit exposures, which includes the accounting balances of loans and accounts receivable from customers plus contingent loans, less any amount recovered through executing the financial guarantees or collateral covering the operations. The percentages of expected loss are applied to this exposure. In the case of collateral, the Bank must demonstrate that the value assigned reasonably reflects the value obtainable on disposal of the assets or equity instruments. When the credit risk of the debtor is substituted for the credit quality of the collateral or guarantor, this methodology is applicable only when the guarantor or surety is an entity qualified in a assimilable investment grade by a local or international company rating agency recognized by the SBIF. Guaranteed securities cannot be deducted from the exposure amount, only financial guarantees and collateral can be considered.

Notwithstanding the foregoing, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the normal portfolio.

Impaired Portfolio

The impaired portfolio includes all loans and the entire value of contingent loans of the debtors that are over 90 days overdue on the payment of interest or principal of any loan at the end of the month. It also includes debtors who have been granted a loan to refinance loans over 60 days overdue, as well as debtors who have undergone forced restructuration or partial debt condonation.

The impaired portfolio excludes: a) residential mortgage loans, with payments less than 90 days overdue; and, b) loans to finance higher education according to Law 20,027, provided the breach conditions outlined in Circular No. 3,454 of December 10, 2008 are not fulfilled.

The provision for an impaired portfolio is calculated by determining the expected loss rate for the exposure, adjusting for amounts recoverable through available financial guarantees and deducting the present value of recoveries made through collection services after the related expenses.

Once the expected loss range is determined, the related provision percentage is applied over the exposure amount, which includes loans and contingent loans related to the debtor.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-26

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The allowance rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Allowance
C1	Up to 3%	2%
C2	Greater than 3% and less than 20%	10%
C3	Greater than 20% and less than 30%	25%
C4	Greater than 30% and less than 50%	40%
C5	Greater than 50% and less than 80%	65%
C6	Greater than 80%	90%

Loans are maintained in the impaired portfolio until their payment ability is normal, notwithstanding the write off of each particular credit that meets conditions of Title II of Chapter B-2. Once the circumstances that led to classification in the Impaired Portfolio have been overcome, the debtor can be removed from this portfolio once all the following conditions are met:

i.	the debtor has no obligations of the debtor with the Bank more than 30 days overdue;
ii.	the debtor has not been granted loans to pay its obligations;
iii.	at least one of the payments include the amortization of capital;
iv.	if the debtor has made partial loan payments in the last six months, two payments have already been made;
v.	if the debtor must pay monthly installments for one or more loans, four consecutive installments have been made;
vi.	the debtor does not appear to have bad debts in the information provided by the SBIF, except for insignificant amounts.

II.	Allowances for group assessments

Group assessments are used to estimate allowances required for loans with low balances related to individuals or small companies.

Group assessments require the formation of groups of loans with similar characteristics by type of debtor and loan conditions, in order to establish both the group payment behavior and the recoveries of their defaulted loans, using technically substantiated estimates and prudential criteria. The model used is based on the characteristics of the debtor, payment history, outstanding loans and default among other relevant factors.

The Bank uses methodologies to establish credit risk, based on internal models to estimate the allowances for the group-evaluated portfolio. This portfolio includes commercial loans with debtors that are not assessed individually, mortgage and consumer loans (including installment loans, credit cards and overdraft lines). These methods allow the Bank to independently identify the portfolio behavior and establish the provision required to cover losses arising during the year.

The customers are classified according to their internal and external characteristics into profiles, using a customer-portfolio model to differentiate each portfolio’s risk in an appropriate manner. This is known as the profile allocation method.

The profile allocation method is based on a statistical construction model that establishes a relationship through logistic regression between variables (for example default, payment behavior outside the Bank, socio-demographic data) and a response variable which determines the client’s risk, which in this case is over 90 days overdue. Hence, common profiles are established and assigned a Probability of Non-Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Therefore, once the customers have been profiled, and the loan’s profile assigned a PNP and a SEV, the exposure at default (EXP) is calculated. This exposure includes the book value of the loans and accounts receivable from the customer, plus contingent loans, less any amount that can be recovered by executing guarantees (for credits other than consumer loans).

Notwithstanding the above, on establishing provisions associated with housing loans, the Bank must recognize minimum provisions according to standard methods established by the SBIF for this type of loan. While this is considered to be a prudent minimum base, it does not relieve the Bank of its responsibility to have its own methodologies of determining adequate provisions to protect the credit risk of the portfolio.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-27

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Standard method of residential mortgage loan provisions

As of January 1, 2016 and in accordance with Circular No. 3,573 issued by the SBIF, the Bank began applying the standard method of provisions for residential mortgage loans. According to this method, the expected loss factor applicable to residential mortgage loans will depend on the default of each loan and the relationship between the outstanding principal of each loan and the value of the associated mortgage guarantee (Loans to Value, LTV) at the end of each month.

The allowance rates applied according to default and LTV are the following:

LTV Range	Days overdue at month end	0	1-29	30-59	60-89	Impaired portfolio
	PNP(%)	1.0916	21.3407	46.0536	75.1614	100
LTV≤40%	Severity (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	Expected Loss (%)	0.0002	0.0094	0.0222	0.0362	0.0537
	PNP(%)	1.9158	27.4332	52.0824	78.9511	100
40%< LTV ≤80%	Severity (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	Expected Loss (%)	0.0421	0.7745	1.5204	2.3047	3.0413
	PNP(%)	2.5150	27.9300	52.5800	79.6952	100
80%< LTV ≤90%	Severity (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	Expected Loss (%)	0.5421	6.0496	11.5255	17.6390	22.2310
	PNP(%)	2.7400	28.4300	53.0800	80.3677	100
LTV >90%	Severity (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	Expected Loss (%)	0.7453	8.2532	15.7064	24.2355	30.2436

LTV =Loan capital/Value of guarantee

If the same debtor has more than one residential mortgage loan with the Bank and one of them over 90 days overdue, all their loans shall be allocated to the impaired portfolio, calculating provisions for each them in accordance with their respective LTV.

For residential mortgage loans related to housing programs and grants from the Chilean government, the allowance rate may be weighted by a factor of loss mitigation (LM), which depends on the LTV percentage and the price of the property in the deed of sale (S), as long as the debtor has contracted auction insurance provided by the Chilean government.

III.	Additional provisions

According to SBIF regulation, banks are allowed to establish provisions over the limits already described, to protect themselves from the risk of non-predictable economical fluctuations that could affect the macro-economic environment or a specific economic sector.

According to No. 10 of Chapter B-1 from the SBIF Compendium of Accounting Standards, these provisions will be recorded in liabilities, similar to provisions for contingent loans.

IV.	Charge-offs

As a general rule, charge-offs should be done when the contract rights over cash flow expire. In the case of loans, even if the above does not happen, the Bank will charge-off these amounts in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards (SBIF).

These charge-offs refer to the derecognition from the Consolidated Statements of Financial Position of the respective loan, including any not yet due future payments in the case of installment loans or leasing transactions (for which partial charge-offs do not exist).

Consolidated Financial Statements December 2017 / Banco Santander Chile F-28

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Charge-offs are always recorded as a charge to loan risk allowances according to Chapter B-1 of the Compendium of Accounting Regulations, no matter the reason for the charge-off. Any payment received related to a loan previously charged-off will be recognized as recovery of loan previously charged-off at the Consolidated Statement of Income.

Loan and accounts receivable charge-offs are recorded for overdue, past due, and current installments when they exceed the time periods described below since reaching overdue status:

Type of loan	Term

Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

V.	Recovery of loans previously charged off and accounts receivable from customers

Any recovery on “Loans and accounts receivable from customers” previously charged-off will be recognized as a reduction in the credit risk provisons in the Consolidated Statement of Income.

Any renegotiation of a loan previously charged-off will not give rise to income, as long as the operation continues being considered as impaired. The cash payments received must be treated as recoveries of charged-off loans.

The renegotiated loan can only be included again in assets if it is no longer considered as impaired, also recognizing the capitalization income as recovery of charged-off loans.

q)	Provisions, contingent assets, and contingent liabilities

Provisions are liabilities of uncertain timing or amount. Provisions are recognized in the Consolidated Statements of Financial Position when the Bank:

i.	has a present obligation (legal or constructive) as a result of past events, and
ii.	it is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non-occurrence if one or more uncertain future events that are not wholly within control of the Bank.

The Consolidated Financial Statements reflect all significant provisions for which it is estimated that the probability of having to meet the obligation is more than likely than not. Provisions are quantified using the best available information regarding the consequences of the event giving rise to them and are reviewed and adjusted at the end of accounting period. Provisions are used when the liabilities for which they were originally recognized are settled. Partial or total reversals are recognized when such liabilities cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

-	Provision for employee salaries and expenses
-	Provision for mandatory dividends
-	Provision for contingent loan risks
-	Provisions for contingencies

Consolidated Financial Statements December 2017 / Banco Santander Chile F-29

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

r)	Income taxes and deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be recovered or settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes from the date on which the law is enacted or substantially enacted.

s)	Use of estimates

The preparation of the financial statements requires the Bank’s management to make estimates and assumptions that affect the application of the accounting policies and the reported values of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

In certain cases, International Financial Reporting Standards (IFRS) require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. When available, quoted market prices in active markets have been used as the basis for measurement. When quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of internal modeling and other valuation techniques.

The Bank has established allowances to cover cover probable losses, to estimate allowances. These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Consolidated Statement of Income.

Loans are charged-off when the contractual rights for the cash flows expire, however, for loans and accounts receivable from customers the bank will charge-off in accordance with Title II of Chapter B-2 of the Compendium of Accounting Standards issued by the SBIF. Charge-offs are recorded as a reduction of the allowance for loan losses.

The relevant estimates and assumptions made to calculate provisions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments.

Revised accounting estimates are recorded in the period in which the estimate is revised and in any affected future period.

These estimates are based on the best available information and mainly refer to:

-	Allowances for loan losses (Notes 8, 9, and 30)
-	Impairment losses of certain assets (Notes 7, 8, 9, 10, and 33)
-	The useful lives of tangible and intangible assets (Notes 12, 13 and 33)
-	The fair value of assets and liabilities (Notes 5, 6, 7, 10 and 37)
-	Commitments and contingencies (Note 22)
-	Current and deferred taxes (Note 14)

Consolidated Financial Statements December 2017 / Banco Santander Chile F-30

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

t)	Non-current assets held for sale

Non-current assets (or a group of assets and liabilities) that expect to be recovered mainly through the sale of these items rather than through their continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are valued in accordance with the Bank’s policies. The assets (or disposal group) are subsequently valued at the lower of carrying amount and fair value less selling costs.

Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value. A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In the both cases, an independent appraisal is performed.

Any excess of the outstanding loan balance over the fair value is recognized in the Consolidated Statement of Income under “Provision for loan losses”.

These assets are subsequently valued at the lower of the amount initially recorded and the net realizable value, which corresponds to its fair value (liquidity value determined through an independent appraisal) less their respective costs of sale. The difference between both are recognized in the Consolidated Statement under “Other operating expenses”.

At the end of each year the Bank performs an analysis to review the “selling costs” of assets received or awarded in lieu of payments which will be applied at this date and during the following year. As of December 31, 2017 the average selling cost has been estimated at 3.4% of the appraisal value (5.1% for December 31, 2016).

Independent appraisals are obtained at least every 18 months and fair values are adjusted accordingly.

In general, it is estimated that these assets will be disposed of within a term of one year from its date of award. As set forth in article 84 of the General Banking Act, those assets that are not sold within that term are charged-off in a single installment.

u)	Earnings per share

Basic earnings per share are calculated by dividing the net income attributable to the equity holders of the Bank by the weighted average number of shares outstanding during the reported period.

Diluted earnings per share are calculated in a similar manner to basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt.

As of December 31, 2017 and 2016, the Bank did not have any instruments that generated dilution.

v)	Temporary acquisition (assignment) of assets and liabilities

Purchases or sales of financial assets under non-optional repurchase agreements at a fixed price (repos) are recorded in the Consolidated Statements of Financial Position as an financial assignment based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

w)	Assets under management and investment funds managed by the Bank

Assets owned by third parties and managed by certain companies that are within the Bank’s scope of consolidation (Santander S.A. Sociedad Securitizadora), are not included in the Consolidated Statement of Financial Position. Management fees are included in “Fee and commission income” in the Consolidated Statement of Income.

x)	Provision for mandatory dividends

As of December 31, 2017 and 2016, the Bank recorded a provision for minimum mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, which requires at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded as a deduction from “Retained earnings” – “Provision for mandatory dividends” in the Consolidated Statement of Changes in Equity with offset to Provisions.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-31

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

y)	Employee benefits

i.	Post-employment benefits – Defined Benefit Plan:

According to current collective labor agreements and other agreements, the Bank has an additional benefit available to its principal executives, consisting of a pension plan, whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Banco Santander Chile are:

I.	Aimed at the Bank’s management.
II.	The general requirement is that the beneficiary must still be employed by the Bank when reaching 60 years old.
III.	The Bank will mixed collective life and savings insurance policy for each beneficiary in the plan. Regular voluntary installments will be paid into this fund by the beneficiary and matched by the Bank.
IV.	The Bank will be responsible for granting the benefits directly.

The projected unit credit method is used to calculate the present value of the defined benefit obligation and the current service cost.

Components of defined benefit cost include:

-	current service cost and any past service cost, which are recognized in profit or loss for the period;
-	net interest on the liability (asset) for net defined benefit, which is recognized in profit or loss for the period;
-	new liability (asset) remeasurements for net defined benefit include:

(a) actuarial gains and losses;

(b) the performance of plan assets, and;

(c) changes in the effect of the asset ceiling which are recognized in other comprehensive income.

The liability (asset) for net defined benefit is the deficit or surplus, calculated as the difference between the present value of the defined benefit obligation less the fair value of plan assets.

Plan assets comprise the pension fund taken out by the Group with a third party that is not a related party. These assets are held by an entity legally separated from the Bank and exist solely to pay benefits to employees.

The Bank recognizes the present service cost and the net interest of the Personnel wages and expenses on the Consolidated Statement of Income. Given the plan’s structure, it does not generate actuarial gains or losses. The plan’s performance is established and fices during the period; consequently, there are no changes in the asset’s cap. Accordingly, there are no amounts recognized in other comprehensive income.

The post-employment benefits liability, recognized in the Consolidated Statement of Financial Position, represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions.

When employees leave the plan before meeting the requirements to be eligible for the benefit, contributions made by the Bank are reduced.

ii.	Severance provision:

Severance provision for years of employment are recorded only when they actually occur or upon the availability of a formal and detailed plan in which the fundamental modifications to be made are identified, provided that such plan has already started to be implemented or its principal features have been publicly announced, or objective facts about its execution are known.

iii.	Cash-settled share based compensation

The Bank allocates cash-settled share based compensation to executives of the Bank and its Subsidiaries in accordance with IFRS 2. The Bank measures the services received and the obligation incurred at fair value.

Until the obligation is settled, the Bank calculates the fair value at the end of each reporting period, as well as at the date of settlement, recognizing any change in fair value in the income statement for the period.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-32

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

z)	New accounting pronouncements

i.	Adoption of new accounting standards and instructions issued both by the Superintendency of Banks and Financial Institutions and the International Accounting Standards Board

As of the issue date of these Consolidated Financial Statements, the following new accounting pronouncements have been issued by the both the SBIF and the IASB, which have been fully incorporated by the Bank and are detailed as follows:

1.	Accounting Standards Issued by the SBIF

Circular No. 3,621. Compendium of Accounting Standards. Chapters B-1 and C-3. Credits guaranteed by the School Infrastructure Guarantee Fund. Complementary instructions - This circular issued on March 15, 2017 introduces the following modifications:

• The title of No. 4 of Chapter B-1 is replaced by the following: "4 Warranty, goods delivered under lease, factoring operations and School Infrastructure Guarantee fund".

• The section 4.4 "Guarantee Fund for School Infrastructure" is added to this section, for purposes of determining provisions applicable to the substitution of credit risk of direct credit for the credibility of the referred fund, assigning for this purpose category A1 .

• The following item is added: 1302.1.50 Credits for school infrastructure Law N° 20.845.

This rule is immediately applicable. This change had no impact on the Bank.

Circular No. 3,615. Compendium of Accounting Standards. Chapter C-2. Report on the review of financial information - The circular issued on December 12, 2016, aims to increase the level of transparency of the Financial information provided by the banks. Therefore, the SBIF has considered it pertinent that as from June 2017, the financial statements referred to June 30 will be subject to a review report of the financial information issued by its external auditors. In accordance with NAGA No. 63, AU930, or its international equivalent, SAS No. 122, Section AU-C 930, which must be sent to the SBIF on the same day of its publication, or the immediately preceding or following bank business day.

If a bank does not have the necessary information to prepare financial statements with its respective notes within the period established in the law, it shall at least publish and send to the SBIF the Statement of Financial Position and Income Statement, adding a note with the date In which they will be available, although they must be available within the first fortnight of the following month.

In the case of the financial statements referred to as of June 30, the banks must send, by August 15, the review report of their external auditors. A review of the required regulations has been carried out, including the respective conclusion on the consolidated intermediate financial statements reported to the SBIF.

2.	Accounting Standards issued by the International Accounting Standards Board

Amendment to IAS 12 Recognition of deferred tax assets related to unrealized losses - On January 19, 2016, the IASB issued this amendment to clarify the recognition of deferred assets related to debt instruments measured at fair value due to different recognition practices Of deferred assets, it is clarified that:

- Unrealized losses on debt instruments measured at fair value and measures at cost for tax purposes generate a deductible temporary difference regardless of whether the holder of the debt instrument expects to recover the book value of the debt instrument by sale or use.

- The book value of an asset does not limit the estimate of probable taxable profits.

- The estimate of future taxable income excludes tax deductions from the reverse of deductible temporary differences.

This regulation is applicable as of January 1, 2017. This change had no impact for the Bank.

Amendment to IAS 7 Statement of Cash Flow. Disclosure Initiative - This amendment issued on January 29, 2016 improves the information provided to users of the financial statements related to the entities' financing activities. The purpose of the amendment is to provide disclosures that enable users of the financial statements to assess changes in liabilities generated from financing operations. One way to comply with this new disclosure is to provide a reconciliation between the initial and final balance in the EFE for liabilities generated from financing activities.

This regulation is applicable from January 1, 2017, with early application allowed. The implementation of this amendment had no material impact on the Bank's consolidated financial statements.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-33

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Annual improvements, cycle 2014-2016

Amendment to IFRS 12 Disclosures of Interest in Other Entities - Clarifies the scope of the standard by specifying that the disclosure requirements of the standard, except for paragraphs B10-B16, apply to interest on an entity listed in paragraph 5 (subsidiaries, joint ventures, associates and non-consolidated structured entities) that are classified as held for sale, held for distribution or as discontinued operations in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

The amendment to IFRS 12 is for annual periods beginning on or after 1 January 2017. The implementation of this amendment had no material impact on the Bank's consolidated financial statements.

ii.	New accounting standards and instructions issued by both the Superintendency of Banks and Financial Institutions and by the International Accounting Standards Board that have not come into effect as of December 31, 2017

As of the closing date of these financial statements, new International Financial Reporting Standards had been published as well as interpretations of them and SBIF rules, which were not mandatory as of September 30, 2017. Although in some cases the application Is permitted by the IASB, the Bank has not made its application on that date.

1.	Accounting Standards issued by the Superintendency of Banks and Financial Institutions

As of December 31, 2017, there are no new Accounting Standards issued by the Superintendency of Banks and Financial Institutions.

2.	Accounting Standards issued by the International Accounting Standards Board

IFRS 9, Financial Instruments - On November 12, 2009, the International Accounting Standards Board (IASB) issued IFRS 9, Financial Instruments. This Standard introduces new requirements for the classification and measurement of financial assets. IFRS 9 specifies how an entity should classify and measure its financial assets. Requires that all financial assets are classified in their entirety on the basis of the entity's business model for the management of financial assets and the characteristics of the contractual cash flows of financial assets.

On October 28, 2010, the IASB published a revised version of IFRS 9, Financial Instruments. The revised Standard retains the requirements for the classification and measurement of financial assets that was published in November 2009, but adds guidelines on the classification and measurement of financial liabilities. Likewise, it has replicated the guidelines on the recognition of financial instruments and the implementation guides related from IAS 39 to IFRS 9. These new guidelines conclude the first phase of the IASB project to replace IAS 39. The other phases, impairment and hedge accounting, have not yet been finalized.

The guidance included in IFRS 9 on the classification and measurement of financial assets has not changed from those established in IAS 39. In other words, financial liabilities will continue to be measured either at amortized cost or at fair value with changes in results. The concept of bifurcation of derivatives incorporated in a contract for a financial asset has not changed Financial liabilities held for trading will continue to be measured at fair value with changes in results, and all other financial assets will be measured at amortized cost unless the value option is applied reasonable using the criteria currently in IAS 39.

Notwithstanding the foregoing, there are two differences with respect to IAS 39:

- The presentation of the effects of changes in fair value attributable to the credit risk of a liability; and

- The elimination of the cost exemption for liabilities derivatives to be settled through the delivery of non-traded equity instruments.

On December 16, 2011, the IASB issued Mandatory Application Date of IFRS 9 and Disclosures of the Transition, deferring the effective date of both the 2009 and 2010 versions to annual periods beginning on or after January 1, 2015 . Prior to the amendments, the application of IFRS 9 was mandatory for annual periods beginning on or after 2013. The amendments change the requirements for the transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. In addition, they also modify IFRS 7 Financial Instruments: Disclosures to add certain requirements in the reporting period in which the date of application of IFRS 9 is included. Finally, on July 24, 2014, it is established that the date Effective application of this rule will be for annual periods beginning on January 1, 2018.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-34

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

On November 19, 2013 ASB issued "Amendment to IFRS 9: hedge accounting and amendments to IFRS 9, IFRS 7 and IAS 39", which includes a new general hedge accounting model, which is more closely aligned with risk management, providing more useful information to the users of the financial statements. On the other hand, the requirements relating to the fair value option for financial liabilities were changed to address the credit risk itself, this improvement establishes that the effects of changes in the credit risk of a liability should not affect the result of the period a unless the liabilities remain to negotiate; the early adoption of this modification is permitted without the application of the other requirements of IFRS 9. In addition, it conditions the effective date of entry into force upon completion of the IFRS 9 project, allowing its adoption in the same way.

On July 24, 2014, the IASB published the final version of IFRS 9 - Financial Instruments, including the regulations already issued together with a new expected loss model and minor modifications to the classification and measurement requirements for financial assets, adding a new category of financial instruments: assets at fair value with changes in other comprehensive result for certain debt instruments. It also includes an additional guide on how to apply the business model and testing of contractual cash flow characteristics.

On October 12, 2017, "Amendment to IFRS 9: Characteristics of Anticipated Cancellation with Negative Compensation" was published, which clarifies that according to the current requirements of IFRS 9, the conditions established in Test SPPI are not met if the Bank should make a settlement payment when the client decides to terminate the credit. With the introduction of this modification, in relation to termination rights, it is allowed to measure at amortized cost (or FVOCI) in the case of negative compensation.

This regulation is effective as of January 1, 2018. Early application is allowed. The Administration in accordance with what is established by the Superintendency of Banks and Financial Institutions, will not apply this norm in advance or in the future, as long as the aforementioned Superintendency does not provide it as a mandatory standard for all banks.

IFRS 15, Income from contracts with clients - On May 28, 2014, the IASB published IFRS 15, which aims to establish principles for reporting useful information to users of financial information about the nature, amount, timing and uncertainty of The income and cash flows generated from an entity's contracts with its customers. IFRS 15 eliminates IAS 11 Construction Contracts, IAS 18 Income, IFRIC 13 Loyalty Programs with Customers, IFRIC 15 Real Estate Construction Agreements, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue - Exchange of Advertising Services.

This rule is effective as of January 1, 2017, however, the IASB has deferred its entry into force for annual periods beginning on or after January 1, 2018. Advance application is permitted. Management is evaluating the potential impact of adopting this standard.

Amendments to IFRS 10 and IAS 28 - Sale and Contribution of assets between an Investor and its associate or joint venture - On September 11, 2014, the IASB published this amendment, which clarifies the scope of the profits and losses recognized in a transaction involving an associate or joint venture, and that it depends on whether the asset sold or contribution constitutes a business. Therefore, IASB concluded that all of the gains or losses must be recognized against loss of control of a business. In addition, gains or losses arising from the sale or contribution of a non-business subsidiary (definition of IFRS 3) to an associate or joint venture must be recognized only to the extent of unrelated interests in the associate or joint venture.

This standard was initially effective as of January 1, 2016, however, on December 17, 2015, the IASB issued "Effective Date of Amendment to IFRS 10 and IAS 28" postponing indefinitely the entry into force of this standard. The Administration will be waiting for the new validity to evaluate the potential effects of this modification.

IFRS 16 Leases - On January 13, 2016, the IASB issued this new regulation which replaces IAS 17 Leases, IFRIC 4 Determination of whether an agreement contains a lease, SIC 15 Operating leases - incentives and SIC 27 Evacuation of the essence of Transactions that take the legal form of a lease. The main effects of this rule apply to tenant accounting, mainly because it eliminates the dual accounting model: operational or financial leasing, this means that tenants must recognize "a right to use an asset" and a liability for Lease (the present value of lease futures payments). In the case of the landlord the current practice is maintained - that is, lessors continue to classify leases as financial and operating leases. This regulation is applicable as of January 1, 2019, with early application permitted if IFRS 15 "Customer Contract Revenue" is applied. The Administration is evaluating the potential impact of the adoption of these regulations.

Amendment to IFRS 2 Classification and measurement of share-based payment transactions - This amendment issued on 20 June 2016, addresses matters on which there were consultations and which the IASB decided to address, the matters are:

- Accounting of payment transactions based on shares settled in cash that include a condition of performance.

- Classification of payment transactions based on shares with balance compensation features.

- Accounting for changes in payment transactions based on shares from cash settled to liquidated in equity instruments.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-35

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

This amendment is applicable as of January 1, 2018 prospectively, with early application allowed. The Administration is evaluating the potential impact of adopting this regulation.

Amendment to IFRS 4 Application of IFRS 9 Financial Instruments and IFRS 4 Insurance Contracts - This amendment issued on September 12, 2016 aims to address concerns about the differences between the effective date of IFRS 9 and the next new IFRS 17 insurance contract rule. This amendment provides two options for the issuing entities insurance contracts within the scope of IFRS 4:

- An option that allows entities to reclassify from profit or loss to other comprehensive income, some of the income or expenses derived from the designated financial assets; This is the so-called superposition approach.

- An optional temporary exemption from the application of IFRS 9 for entities whose main activity consists of the issue of contracts within the scope of IFRS 4; This is the so-called deferment approach.

The entity that opts to apply the overlay approach retroactively to the classification of financial assets will do so when IFRS 9 is applied for the first time, while the entity that chooses to apply the deferral approach will do so for annual periods beginning on or after January 1, 2018. The Administration has evaluated that this rule will not have effects on the Bank's financial statements.

IFRIC 22 Transactions in foreign currency and consideration received / delivered in advance - This interpretation issued on December 8, 2016, clarifies the accounting for transactions that include the receipt or payment of a anticipated consideration in a foreign currency. The Interpretation covers transactions in foreign currency when an entity recognizes an asset or a non-monetary liability derived from the payment or anticipated receipt of a consideration before that the entity recognizes the related asset, expense or income. Does not apply when an entity measures recognition of the asset, expense or income related to its fair value or to the fair value of the consideration received or paid in a date other than the date of initial recognition of the non-monetary asset or liability. In addition, it is not necessary to apply interpretation to income taxes, insurance contracts or reinsurance contracts.

The date of the transaction, in order to determine the exchange rate, is the date of the initial recognition of the non-monetary asset paid in advance or liabilities for deferred income. If there are several payments or receipts in advance, a date is established of transaction for each payment or receipt. IFRIC 22 is effective for annual reporting periods beginning at from January 1, 2018. Early application is allowed. The Administration has assessed that this rule will have no effect on the financial statements of the Bank.

Annual improvements, cycle 2014-2016

Amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards - Eliminates the short-term exemptions contained in paragraphs E3-E7 (transitional provisions of Financial Instruments, Benefit to Employees and Investment Entities) of IFRS 1, and who have fulfilled the intended purpose.

Amendment to IAS 28 Investments in Associates and Joint Ventures - Clarifies that the choice to measure at fair value through profit and loss changes (FVTPL) an investment in an associate or joint venture that belongs to an entity that is a venture capital organization, or other Qualified entity, is available for each investment in an associated entity or joint venture on the basis of the investment, after the initial recognition.

The amendments to IFRS 1 and IAS 28 are effective for annual periods beginning on or after January 1, 2018. The Administration is evaluating the potential impact of the adoption of this regulation.

IFRS 17 Insurance contracts - This regulation issued on May 18, 2017, establishes principles for the recognition, measurement, presentation and disclosure of the insurance contracts issued. It also requires similar principles to apply to maintained reinsurance contracts and to investment contracts issued with discretionary participation components. IFRS 17 repeals IFRS 4 Insurance Contracts. IFRS 17 will be applied to annual periods beginning on or after January 1, 2021. Early application is permitted. This standard does not apply directly to the Bank, however, the Bank has participation in insurance business and ensure that this regulation is applied correctly and timely.

IFRIC 23 Uncertainty over Income Tax Treatments- This interpretation issued on June 7, 2017 clarifies the accounting for tax uncertainties, which are used to determine income tax, tax basis, tax losses and unused loans, when there is an uncertainty about the treatment necessary by the IAS 12 “Income Taxes”. This rule includes four points: a) If an entity accounts for tax uncertainties individually or as a whole, b) The assumptions that an entity makes about the revisions for the tax treatment established by the tax authority, c) How an entity determines a taxable gain or loss, its tax base, tax losses and unused loans and tax rates, and d) How an entity considers the changes made and their circumstances.

This interpretation will be effective for the annual periods starting on January 1, 2019. The anticipated adoption of this standard is allowed. Management is assessing the potential impact of the adoption of this standard.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-36

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Practice declarations – Making materiality judgements, this declaration has been issued on September, 2017 and corresponds to a guide with regard to how to make materiality judgements. This practice declaration motivates companies to apply judgement in order to prepare financial statements with information that is useful for the investors more than trying to abide with a checklist of IFRS reveleations.

•	The objective of this is to provide useful financial information for investors as well as to other lenders regarding their decision making when supplying resources to the entity.
•	This practical declaration is not an IFRS and therefore entities aren’t forced to abide by them, although, materiality is an omnipresent principle within IFRS.

In practical terms this document presents definitions in relation to materiality, users and judgement, as well as providing a 4 step model for the process of materiality.

Steps	Process
Step 1 – Identify	•	Identify information that has potential to be material
Step 2 – Evaluate	•	Evaluate if the identified information in step 1 is material
Step 3 – Organize	•	Organize the information within the financial statements draft in a way that comunicates the information in a clear and concise manner
Step 4 – Review	•	Review the financial statements draft to determine if all the material information has been identified and this materiality has been entirely considered from a broad perspective, in order to obtain complete financial statements

This declaration does not have an effective date because it is not a norm but a practice declaration, although it can be applied immediately. Management will consider this declaration in the preparation of its financial statements starting from this date.

Amendment to IAS 28 Long-Term Participations in Associates and Joint Ventures - On October 12, 2017, the IASB published this amendment to clarify that an entity would also apply IFRS 9 to a long-term participation in an associate or joint venture to which the participation method does not apply. When applying IFRS 9, the adjustments of the long-term participations arising from the application of this Standard will not be taken into account.

This amendment is effective retroactively in accordance with IAS 8 for annual periods beginning on or after January 1, 2019, except as specified in paragraphs 45G and 45J. Permit your anticipate app. If an entity applies the changes in a period that begins before, it will reveal that fact. The Bank's Administration is evaluating the potential impact of this modification.

Annual Improvements, cycle 2015-2017 - This amendment published on December 12, 2017 introduces the following improvements:

IFRS 3 Business Combinations / IFRS 11 Joint Agreements: deals with the prior interest in a joint operation, as a business combination in stages.

IAS 12 Income Tax: deals with the consequences in income tax of payments of classified financial instruments as heritage.

IAS 23 Loan costs: deals with the eligible costs for capitalization.

This amendment is effective for annual periods beginning on or after January 1, 2019. The Bank's Administration will is evaluating the potential impact of this modification.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-37

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 02

SIGNIFICANT EVENTS

I.- As of December 31, 2017, the following significant events have occurred and affected the Bank’s operations and Consolidated Financial Statements.

a)	Bylaws and The Board

On April 5, 2017, the bylaws of Banco Santander Chile, approved at the Extraordinary Shareholders' Meeting held on January 9, 2017, were published in the Official Gazette, whose minutes were reduced to a public deed on February 14, 2017, in Nancy de la Fuente Hernández’s Notary of Santiago. Among others, a consolidated text of the bylaws was established and, after the reforms introduced, its essential clauses are the following:

-	Name: Banco Santander-Chile
-	Purpose: The execution or conclusion of all acts, contracts, businesses or operations that the laws, especially the General Law of Banks, allow the banks to perform without prejudice to extend or restrict their sphere of action in harmony with the legal provisions in force Or that are established in the future, without the need to amend the present statutes.
-	Capital: $ 891,302,881,691, divided into 188,446,126,794 nominative shares, with no par value, of the same and only series.
-	Directory: Corresponds to a Board composed of 9 full members and 2 alternates.

At the Ordinary Shareholders' Meeting held on April 26, 2017, the Board of Directors was elected for a period of three years, consisting of nine Principal Directors and two Alternate Directors. The following persons were elected:

Principal Directors: Vittorio Corbo Lioi, Oscar von Chrismar Carvajal, Roberto Méndez Torres, Juan Pedro Santa María Pérez, Ana Dorrego de Carlos, Andreu Plaza López, Lucia Santa Cruz Sutil, Orlando Poblete Iturrate and Roberto Zahler Mayanz.

Alternate Directors: Blanca Bustamante Bravo and Raimundo Monge Zegers

b)	Use of Profits and Distribution of Dividends

At the Ordinary General Shareholders' Meeting held on April 26, 2017, together with approving the Financial Statements for 2016, it was agreed to distribute 70% of the net profits for the year (which are denominated in the financial statements "Profit attributable to holders Of the Bank "), which amounted to Ch $ 472,351 million. These profits correspond to a dividend of $ 1.75459102 per share.

Likewise, it was approved that the remaining 30% of the profits be destined to increase the Bank's reserves.

c)	Appointment of External Auditors

At the Board mentioned above, it was agreed to appoint the firm PricewaterhouseCoopers Consultores, Auditores SpA, as external auditors of the Bank and its subsidiaries for 2017.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-38

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 02

SIGNIFICANT EVENTS, continued

d)	Issuance of bonds – As of December 31 2017

d.1)	Senior bonds year 2017

In the year ended December 31, 2017 the Bank has issued senior bonds int the amount of USD 770,000,000 and AUD 30,000,000 Debt issuance information is included in Note 18.

Serie	Currency	Amount	Term	Issuance rate	Issuance date	Issuance amount	Maturity date
DN	USD	100,000,000	3.0	Libor-USD 3M+0.80%	20-07-2017	100,000,000	27-07-2020
DN	USD	50,000,000	3.0	Libor-USD 3M+0.80%	21-07-2017	50,000,000	27-07-2020
DN	USD	50,000,000	3.0	Libor-USD 3M+0.80%	24-07-2017	50,000,000	27-07-2020
DN	USD	10,000,000	4.0	Libor-USD 3M+0.83%	23-08-2017	10,000,000	23-11-2021
DN	USD	10,000,000	4.0	Libor-USD 3M+0.83%	23-08-2017	10,000,000	23-11-2021
DN	USD	50,000,000	3.0	Libor-USD 3M+0.75%	14-09-2017	50,000,000	15-09-2020
DN	USD	500,000,000	3.0	2.50%	12-12-2017	500,000,000	15-12-2020
Total	USD	770,000,000				770,000,000
AUD	AUD	30,000,000	10.0	3.96%	05-12-2017	30,000,000	12-12-2027
Total	AUD	30,000,000				30,000,000

.d.2) Subordinated bonds year 2017

As of December 2017, the Bank did not issue subordinated bonds.

d.3) Mortgage bonds year 2017

As of December 2017, the Bank did not issue mortgage bonds.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-39

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 02

SIGNIFICANT EVENTS, continued

d.4) Repurchased bonds year 2017

In the nine months ended December 31, 2017 the Bank has repurchased the following bonds:

Date	Type	Amount

06-03-2017	Senior	USD	6,900,000
12-05-2017	Senior	UF	1,000,000
16-05-2017	Senior	UF	690,000
17-05-2017	Senior	UF	15,000
26-05-2017	Senior	UF	340,000
01-06-2017	Senior	UF	590,000
02-06-2017	Senior	UF	300,000
05-06-2017	Senior	UF	130,000
19-06-2017	Senior	UF	265,000
10-07-2017	Senior	UF	770,000
21-07-2017	Senior	UF	10,000
28-08-2017	Senior	UF	400,000
29-08-2017	Senior	UF	272,000
03-11-2017	Senior	UF	14,000
29-11-2017	Senior	UF	400,000
06-12-2017	Senior	UF	20,000
12-12-2017	Senior	CLP	10,990,000,000

II.- As of December 31, 2016, the following significant events have occurred and affected the Bank’s operations and Consolidated Financial Statements.

a)	Directory

At the Ordinary Shareholders' Meeting held on April 26, 2016, the appointment of titular directors, Mr. Andreu Plaza López and Mrs. Ana Dorrego de Carlos was ratified, who were appointed as titular directors at the Ordinary Meeting of the Board of Directors held on October 20, 2015.

At the Ordinary Session of the Board of Directors held on March 15, 2016, Víctor Arbulú Crousillat resigned as director. In view of his resignation and the vacancy left in at a past moment by Mr. Lisandro Serrano Spoerer, on the occasion of his resignation at the Ordinary Session of the Board of Directors held on October 20, 2015, the Board appointed Mr. Andreu Plaza López and Mrs. Ana Dorrego de Carlos. Finally, it is reported that on the occasion of the resignation of Mr. Victor Arbulú Crousillat he has been appointed as a member of the Directors and Audit Committee and in his replacement, Mr. Mauricio Larraín Garcés.

b)	Use of Profits and Distribution of Dividends

At the Ordinary General Shareholders' Meeting held on April 26, 2016, Mr. Oscar von Chrismar Carvajal (First Vice-Chairman), Mr. Roberto Méndez Torres (Second Vice-President), titular directors Marco Colodro Hadjes, Lucia Santa Cruz Sutil, Ana Dorrego de Carlos, Mauricio Larraín Garcés, Juan Pedro Santa María, Orlando Poblete Iturrate, Andreu Plaza Lopez and Blanca Bustamante Bravo participated in ameeting with Mr. Vittorio Corbo Lioi as Chairman. In addition, the General Manager Mr. Claudio Melandri Hinojosa and the Manager of Strategic Planning Mr. Raimundo Monge also attend to the meeting.

According to the information presented in the Meeting mentioned above, net income for year 2015 (referred to in the financial statements "Profit attributable to equity holders of the Bank"), amounted to Ch$ 448,878 million. It was approved to distribute 75% of said profits, which, divided by the number of shares issued, correspond to a dividend of $ 1,78649813 per share, which began to be paid as of April 29, 2016.

Likewise, it is approved that the remaining 25% of the profits be destined to increase the Bank's reserves.

c)	Appointment of External Auditors

At the Board mentioned above, it was agreed to appoint the firm PricewaterhouseCoopers Consultores, Auditores SpA, as external auditors of the Bank and its subsidiaries for 2016.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-40

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 02

SIGNIFICANT EVENTS, continued

d)	Capital increase of Transbank S.A.

At the Extraordinary Shareholders' Meeting of Transbank S.A. Held on April 21, 2016, it was agreed to increase the capital of the company by capitalizing the accumulated profits, through the issuance of shares redeemed for payment, and placement of payment shares for approximately $ 4,000 million. Banco Santander Chile participated proportionally to its participation (25%), reason why it subscribed and paid shares for approximately $ 1 billion.

e)	Issuance of bank bonds - As of December 31, 2016:

As of December 31, 2016, the Bank has issued bonds for UF 145,000,000, CLP 200,000,000,000, USD 30,000,000 and JPY 3,000,000,000 and EUR 74,000,000. The detail of the placements made as of December 31, 2016 is included in Note 15.

e.1 Senior Bonds as of December 31, 2016

In the year ended December 31, 2016 the Bank has issued senior bonds int the amount of UF 96,000,000, CLP 100,000,000,000, USD 215,000,000, JPY 3,000,000,000, EUR 104,000,000 y CHF 125,000,000, Debt issuance information is included in Note 18.

Set	Currency	Amount	Term Original (annual)	Yearly Issuance rate	Date of issue	Due date
T1	UF	7,000,000	4.0	2.20%	01-02-2016	01-02-2020
T2	UF	5,000,000	4.5	2.25%	01-02-2016	01-08-2020
T3	UF	5,000,000	5.0	2.30%	01-02-2016	01-12-2020
T4	UF	8,000,000	5.5	2.35%	01-02-2016	01-08-2021
T5	UF	5,000,000	6.0	2.40%	01-02-2016	01-02-2022
T6	UF	5,000,000	6.5	2.45%	01-02-2016	01-08-2022
T7	UF	5,000,000	7.0	2.50%	01-02-2016	01-02-2023
T8	UF	8,000,000	7.5	2.55%	01-02-2016	01-08-2023
T9	UF	5,000,000	8.0	2.60%	01-02-2016	01-02-2024
T10	UF	5,000,000	8.5	2.60%	01-02-2016	01-08-2024
T11	UF	5,000,000	9.0	2.65%	01-02-2016	01-02-2025
T12	UF	5,000,000	9.5	2.70%	01-02-2016	01-08-2025
T13	UF	5,000,000	10.0	2.75%	01-02-2016	01-02-2026
T14	UF	18,000,000	11.0	2.80%	01-02-2016	01-02-2027
T15	UF	5,000,000	12.5	3.00%	01-02-2016	01-08-2028
Total	UF	96,000,000
T16	CLP	100,000,000,000	5.5	5.20%	01-02-2016	01-08-2021
Total	CLP	100,000,000,000
DN	USD	10,000,000	5.0	Libor-USD 3M+1.05%	02-06-2016	09-06.2021
DN	USD	10,000,000	5.0	Libor-USD 3M+1.22%	08-06-2016	17-06-2021
DN	USD	10,000,000	5.0	Libor-USD 3M+1.20%	01-08-2016	16-08-2021
DN	USD	185,000,000	5.0	Libor-USD 3M+1.20%	10-11-2016	28-11-2021
Total	USD	215,000,000
JPY	JPY	3,000,000,000	5.0	0.115%	22-06-2016	29-06-2021
Total	JPY	3,000,000,000
EUR	EUR	20,000,000	8.0	0.80%	04-08-2016	19-08-2024
EUR	EUR	54,000,000	12.0	1.307%	05-08-2016	17-08-2028
EUR	EUR	30,000,000	3.0	0.25%	09-12-2016	20-12-2019
Total	EUR	104,000,000
CHF	CHF	125,000,000	8.5	0.35%	14-11-2016	30-05-2025
Total	CHF	125,000,000

Consolidated Financial Statements December 2017 / Banco Santander Chile F-41

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 02

SIGNIFICANT EVENTS, continued

e.2	Subordinated Bonds as of December 31, 2016

As of December 2016, the Bank did not issue subordinated bonds.

e.3	Mortgage bonds as of December 31, 2016

As of December 2016, the Bank did not issue mortgage bonds.

e.4	Repurchased bonds

As of 2016 the Bank has repurchased the following bonds:

Fecha	Tipo	Monto
13-01-2016	Senior	USD	600,000
27-01-2016	Senior	USD	960,000
08-03-2016	Senior	USD	481,853,000
08-03-2016	Senior	USD	140,104,000
10-05-2016	Senior	USD	10,000,000
29-11-2016	Senior	USD	6,895,000

Consolidated Financial Statements December 2017 / Banco Santander Chile F-42

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 03

REPORTING SEGMENTS

The Bank manages and measures the performance of its operations by business segments. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s internal information system by segment.

Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

In order to achieve compliance with the strategic objectives established by senior management and adapt to changing market conditions, from time to time, the Bank makes adjustments in its organization, modifications that in turn impact to a greater or lesser extent, in the way in which it is managed or managed. Thus, the present disclosure provides information on how the Bank is managed as of December 31, 2017. Regarding the information corresponding to the year 2016, it has been prepared with the current criteria at the closing of these financial statements in order to achieve the duecomparability of the figures.

The Bank has the reportable segments noted below:

Retail Banking

Consists of individuals and small to middle-sized entities (SMEs) with annual income less than Ch$1,200 million. This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage. Additionally the SME clients are offered government-guaranteed loans, leasing and factoring.

Middle-market

This segment is made up of companies and large corporations with annual sales exceeding Ch$1,200 million. It serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also companies in the real estate industry are offered specialized services to finance residential projects, with the aim of expanding sales of mortgage loans.

Global Corporate Banking

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage.

This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market and Global Corporate Banking segments. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products. The Treasury area may act as brokers to transactions and also manages the Bank’s investment portfolio.

Corporate Activities (“Other”)

This segment mainly includes the results of our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk and liquidity risk. Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank’s available for sale portfolio. This segment also manages capital allocation by unit. These activities usually result in a negative contribution to income.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-43

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 03

REPORTING SEGMENTS, continued

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments’ accounting policies are those described in the summary of accounting policies. The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment's interest income, fee and commission income, and expenses.

Below are the tables showing the Bank’s results by business segment, for the periods ending as of December 31, 2017 and 2016:

	December 31, 2017
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	19,233,169	970,332	206,449	20,595	(290,156)	(534,970)	372,250
Middle-market	6,775,734	264,663	36,280	13,751	(19,312)	(91,882)	203,500
Commercial Banking	26,008,903	1,234,995	242,729	34,346	(309,468)	(626,852)	575,750

Global Corporate Banking	1,633,796	100,808	27,626	50,714	4,008	(62,685)	120,471
Other	83,215	(9,112)	8,708	44,692	6,255	(15,356)	35,187

Total	27,725,914	1,326,691	279,063	129,752	(299,205)	(704,893)	731,408
Other operating income							87,163
Other operating expenses							(101,658)
Income from investments in associates and other companies							3,963
Income tax expense							(143,613)
Net income for the year							577,263

(1) Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.

(2) The sum of net income (expense) from financial operations and foreign exchange gains or losses.

(3) The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-44

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 03

REPORTING SEGMENTS, continued

	December 31, 2016
	Loans and accounts receivable from customers (1)	Net interest income	Net fee and commission income	Financial transactions, net (2)	Provision for loan losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Retail Banking	18,604,936	931,105	196,845	21,141	(321,614)	(529,909)	297,568
Middle-market	6,396,376	244,960	30,851	19,577	(25,558)	(83,412)	186,418
Commercial Banking	25,001,312	1,176,065	227,696	40,718	(347,172)	(613,321)	483,986

Global Corporate Banking	2,121,513	95,105	25,077	55,927	(2,773)	(53,935)	119,401
Other	83,606	10,196	1,651	43,713	6,659	(19,649)	42,570

Total	27,206,431	1,281,366	254,424	140,358	(343,286)	(686,905)	645,957
Other operating income							18,299
Other operating expenses							(85,432)
Income from investments in associates and other companies							3,012
Income tax expense							(107,120)
Net income for the period							474,716

(1) Loans receivable from customers plus the balance indebted by banks, without deducting their allowances for loan losses.

(2) The sum of net income (expense) from financial operations and foreign exchange gains or losses.

(3) The sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-45

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 04

CASH AND CASH EQUIVALENTS

a)	The detail of the balances included under cash and cash equivalents is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Cash and deposit in banks
Cash	613,361	570,317
Deposit in the Central Bank of Chile	441,683	507,275
Deposit in domestic banks	393	1,440
Deposit in foreign banks	397,485	1,200,357
Subtotal	1,452,922	2,279,389

Cash in process of collection, net	181,419	206,810

Cash and cash equivalents	1,634,341	2,486,199

The balance of funds held in cash and at the Central Bank of Chile reflects the reserves that the Bank must maintain on average each month.

b)	Operations in process of settlement:

Operations in process of settlement are transactions with only settlement pending, which will increase or decrease the funds of the Central Bank of Chile or of banks abread, usually within the next 24 or 48 working hours to each end of period. These operations are as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$
Assets
Documents held by other banks (document to be cleared)	199,619	200,109
Funds receivable	468,526	295,174
Subtotal	668,145	495,283
Liabilities
Funds payable	486,726	288,473
Subtotal	486,726	288,473

Cash in process of collection, net	181,419	206,810

Consolidated Financial Statements December 2017 / Banco Santander Chile F-46

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 05

TRADING INVESTMENTS

The detail of instruments deemed as financial trading investments is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	272,272	158,686
Chilean Central Bank Notes	-	-
Other Chilean Central Bank and Government securities	209,370	237,325
Subtotal	481,642	396,011

Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institutions bonds	-	-
Chilean corporate bonds	-	976
Other Chilean securities	-	-
Subtotal	-	976

Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	-
Subtotal	-	-

Investments in mutual funds
Funds managed by related entities	4,094	-
Funds managed by third parties	-	-
Subtotal	4,094	-

Total	485,736	396,987

As of December 31, 2017 and 2016, there were no trading investments sold under contracts to resell to clients and financial institutions.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-47

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 06

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATIONS UNDER REPURCHASE AGREEMENTS

a)	Rights arising from agreements

The Bank purchases financial instruments agreeing to resell them at a future date. As December 31, 2017 and 2016, rights associated with instruments acquired under contracts to resell are as follows.

As December 31,
	2017				2016
	From 1 day and less tan 3 month MCh$	More tan 3 months and less than 1 year MCh$	More than 1year MCh$	Total MCh$	From 1 day and less than3 month MCh$	More than 3 months and less than 1 year MCh$	More than 1 year MCh$	Total MCh$

Securities from the Chilean Govemment and the Chilean Central Bank:
Chilean Central Bank Bonds	-	-	-	-	3,260	-	-	3,260
Chilean Central Bank Notes	-	-	-	-	-	-	-	-
Other securities from the Govemment and the Chilean Central Bank	-	-	-	-	3,476	-	-	3,476
Subtotal	-	-	-	-	6,736	-	-	6,736
Instruments from other domestic institutions:
Timedeposits in Chilean fiancial institutions	-	-	-	-	-	-	-	-
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-	-	-
Chilean financial institutions bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Foreign financial securities:
Foreign govemment or central bank securities	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by other	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-

Total	-	-	-	-	6,736	-	-	6,736

Consolidated Financial Statements December 2017 / Banco Santander Chile F-48

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE N°06

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATION UNDER REPURCHASE AGREEMENTS, continued

b)	Obligations arising from repurchase agreements

The bank raisesfunds by selling financial intruments and committing its elf to buy them back at future dates, plus interest at a predetermined rate. As of December 31, 2017 and 2016,obligation related to intrumend sold under repurchase agreements are as follow:

	As of December 31,
	2017				2016
	From 1 day and less tan 3 month MCh$	More tan 3 months and less than 1 year MCh$	More than 1year MCh$	Total MCh$	From 1 day and less than3 month MCh$	More than 3 months and less than 1 year MCh$	More than 1 year MCh$	Total MCh$

Securities from the Chilean Govemment and the Chilean Central Bank:
Chilean Central Bank Bonds	-	-	-	-	-	-	-	-
Chilean Central Bank Notes	-	-	-	-	155,044	-	-	155,044
Other securities from the Govemment and the Chilean Central Bank	241,995	-	-	241,995	-	-	-	-
Subtotal	241,995	-	-	241,995	155,044	-	-	155,044
Instruments from other domestic institutions:
Timedeposits in Chilean fiancial institutions	1,118	38	-	1,156	56,898	495	-	57,393
Mortgage finance bonds of Chilean financial institutions	-	-	-	-	-	-	-	-
Chilean financial institutions bonds	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-
Subtotal	1,118	38	-	1,156	56,898	495	-	57,393
Foreign financial securities:
Foreign govemment or central bank securities	24,910	-	-	24,910	-	-	-	-
Other foreign Chilean securities	-	-	-	-	-	-	-	-
Subtotal	24,910	-	-	24,910	-	-	-	-
Investments in mutual funds:
Funds managed by related entities	-	-	-	-	-	-	-	-
Funds managed by other	-	-	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-	-	-

Total	268,023	38	-	268,061	211,942	495	-	212,437

Consolidated Financial Statements December 2017 / Banco Santander Chile F-49

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE N°06

INVESTMENTS UNDER RESALE AGREEMENTS AND OBLIGATION UNDER REPURCHASE AGREEMENTS, continued

c)	Below is the detail by portfolio of collateral associated with repurchase agreements as of December 31, 2017 and 2016, value at fair value:

	As of December 31,
	2017			2016
	Available for sale portfolio	Trading portfolio	Total	Available for sale portfolio	Trading for sale portfolio	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Securities from the Chilean Govemment and the Chilean Central Bank:
Chilean Central Bank Bonds	-	-	-	-	-	-
Chilean Central Bank Notes	-	-	-	155,044	-	155,044
Other securities from the Govemment and the Chilean Central Bank	241,995	-	241,995	-	-	-
Subtotal	241,995	-	241,995	155,044	-	155,044
Other Chilean securites:
Time deposits in Chilean financial institutions	1,156	-	1,156	57,393	-	57,393
mortgage finance bond of Chilean financial institutions	-	-	-	-	-	-
Chilean financial institution bonds	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-
Subtotal	1,156	-	1,156	57,393	-	57,393
Foreign financial securities:
Foreign Central Bank and Government securities	24,910	-	24,910	-	-	-
Other Foreign financial instruments	-	-	-	-	-	-
Subtotal	24,910	-	24,910	-	-	-
Investment in mutual funds:
Fondos administrados por entidades relacionadas	-	-	-	-	-	-
Fondos administrados por terceros	-	-	-	-	-	-
Subtotal	-	-	-	-	-	-

Total	268,061	-	268,061	212,437	-	212,437

Consolidated Financial Statements December 2017 / Banco Santander Chile F-50

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of December 31, 2017 and 2016, the Bank holds the following portfolio of derivative instruments:

	As of December 31, 2017
	Notional amount				Fair value
	Up to 3 Months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	-	162,985	1,554,171	1,717,156	23,003	1,424
Cross currency swaps	-	715,701	5,362,772	6,078,473	15,085	65,724
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	-	878,686	6,916,943	7,795,629	38,088	67,148

Cash flow hedge derivatives
Currency forwards	801,093	218,982	-	1,020,075	39,233	59
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	421,428	1,637,604	6,672,566	8,731,598	36,403	128,355
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	1,222,521	1,856,586	6,672,566	9,751,673	75,636	128,414

Trading derivatives
Currency forwards	17,976,683	10,679,327	3,091,393	31,747,403	412,994	502,555
Interest rate swaps	9,069,964	14,389,389	46,342,779	69,802,132	467,188	392,366
Cross currency swaps	2,963,641	7,503,144	47,111,371	57,578,156	1,241,632	1,042,120
Call currency options	190,386	37,099	49,853	277,338	1,322	1,950
Call interest rate options	-	-	-	-	-	-
Put currency options	192,722	28,616	50,470	271,808	1,787	4,935
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	30,393,396	32,637,575	96,645,866	159,676,837	2,124,923	1,943,926

Total	31,615,917	35,372,847	110,235,375	177,224,139	2,238,647	2,139,488

Consolidated Financial Statements December 2017 / Banco Santander Chile F-51

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

	As of December 31, 2016
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Currency forwards	-	-	-	-	-	-
Interest rate swaps	74,086	514,454	1,402,870	1,991,410	38,977	211
Cross currency swaps	424,086	505,902	1,239,490	2,169,478	32,640	32,868
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	498,172	1,020,356	2,642,360	4,160,888	71,617	33,079

Cash flow hedge derivatives
Currency forwards	915,879	639,939	-	1,555,818	10,216	3,441
Interest rate swaps	-	-	-	-	-	-
Cross currency swaps	897,480	2,613,706	4,260,194	7,771,380	43,591	68,894
Call currency options	-	-	-	-	-	-
Call interest rate options	-	-	-	-	-	-
Put currency options	-	-	-	-	-	-
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	1,813,359	3,253,645	4,260,194	9,327,198	53,807	72,335

Trading derivatives
Currency forwards	15,840,731	11,240,251	3,358,765	30,439,747	185,618	209,955
Interest rate swaps	6,889,665	12,512,285	49,747,459	69,149,409	627,047	526,695
Cross currency swaps	3,966,443	7,589,201	53,148,109	64,703,753	1,562,068	1,449,550
Call currency options	73,943	20,994	2,664	97,601	521	5
Call interest rate options	-	-	-	-	-	-
Put currency options	52,143	7,892	2,664	62,699	104	542
Put interest rate options	-	-	-	-	-	-
Interest rate futures	-	-	-	-	-	-
Other derivatives	-	-	-	-	-	-
Subtotal	26,822,925	31,370,623	106,259,661	164,453,209	2,375,358	2,186,747

Total	29,134,456	35,644,624	113,162,215	177,941,295	2,500,782	2,292,161

Consolidated Financial Statements December 2017 / Banco Santander Chile F-52

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b)	Hedge accounting

Fair value hedge

The Bank uses cross-currency swaps, interest rate swaps and call money swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. The aforementioned hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

The hedged items and hedge instruments under fair value hedges as of December 31, 2017 and 2016, classified by term to maturity are as follows:

	Notional Amount
As of December 31, 2017	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Credits and accounts receivable from customers
Mortgage loan	587,412	801,230	106,910	-	1,495,552
Available for sale investments
Yankee bonds	-	-	6,169	64,769	70,938
Mortgage financing bonds	-	-	4,738	-	4,738
American treasury bonds	-	-	-	129,539	129,539
Chilean General treasury bonds	-	21,377	762,727	-	784,104
Central bank bonds (BCP)	128,289	218,640	443,357	-	790,286
Time deposits and other demand liabilities
Time deposits	137,985	-	-	-	137,985
Issued debt instruments
Senior bonds	25,000	1,399,686	670,488	2,287,313	4,382,487
Subordinated bonds	-	-	-	-	-
Obligations with Banks:
Interbank loans	-	-	-	-	-
Total	878,686	2,440,933	1,994,389	2,481,621	7,795,629
Hedging instrument
Cross currency swaps	715,701	1,512,238	1,813,221	2,037,313	6,078,473
Interest rate swaps	162,985	928,695	181,168	444,308	1,717,156
Total	878,686	2,440,933	1,994,389	2,481,621	7,795,629

	Notional Amount
As of December 31, 2016	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Credits and accounts receivable from customers
Mortgage loan	-	-	-	-	-
Available for sale investments
Yankee bond	-	-	6,660	56,610	63,270
Mortgage finance bonds	-	-	5,651	-	5,651
American treasury bonds	-	-	33,300	366,300	399,600
Chilean General treasury bonds	-	-	-	-	-
Central bank bonds (BCP)	-	-	-	-	-
Time deposits and other demand liabilities
Time deposits	993,659	-	-	-	993,659
Issued debt instruments
Senior bonds	524,869	652,046	1,000,905	520,888	2,698,708
Subordinated bonds	-	-	-	-	-
Obligations with Banks:
Interbank loans	-	-	-	-	-
Total	1,518,528	652,046	1,046,516	943,798	4,160,888
Hedging instrument
Cross currency swaps	929,988	437,046	531,556	270,888	2,169,478
Interest rate swaps	588,540	215,000	514,960	672,910	1,991,410
Total	1,518,528	652,046	1,046,516	943,798	4,160,888

Consolidated Financial Statements December 2017 / Banco Santander Chile F-53

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow hedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of mortgages, bonds and interbank loans at a variable rate. To cover the inflation risk in some items, both forwards as well as currency swaps are used.

The notional values of the hedged items as of December 31, 2017 and 2016, and the period when the cash flows will be generated are as follows:

	As of December 31, 2017
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loan	1,153,348	583,061	1,335,141	2,353,871	5,425,421
Commercial loans	644,608	-	-	-	644,608
Available for sale investments
Time deposits (ASI)	-	-	25,290	132,572	157,862
Yankee bond	-	-	242,819	-	242,819
Chilean Central Bank bonds	-	-	-	-	-
Time deposits and other time liabilities
Time deposits	-	-	-	-	-
Issued debt instruments
Senior bonds (variable rate)	120,520	647,550	302,454	-	1,070,524
Senior bonds (fixed rate)	241,183	121,619	224,401	300,874	888,077
Interbank borrowings
Interbank loans	919,448	402,914	-	-	1,322,362
Total	3,079,107	1,755,144	2,130,105	2,787,317	9,751,673
Hedging instrument
Cross currency swaps	2,059,032	1,755,144	2,130,105	2,787,317	8,731,598
Currency forwards	1,020,075	-	-	-	1,020,075
Total	3,079,107	1,755,144	2,130,105	2,787,317	9,751,673

	As of December 31, 2016
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Hedged item
Loans and accounts receivables from customers
Mortgage loan	1,083,972	312,546	900,746	956,803	3,254,067
Commercial loans	972,360	-	-	-	972,360
Available for sale investments
Time deposits (ASI)	-	-	126,140	406,881	533,021
Yankee bond	20,754	-	-	-	20,754
Chilean Central Bank bonds	26,196	-	-	-	26,196
Time deposits and other time liabilities
Time deposits	285,090	-	-	-	285,090
Issued debt instruments
Senior bonds (variable rate)	854,414	399,451	285,355	-	1,539,220
Senior bonds (fixed rate)	140,765	108,409	243,121	105,600	597,895
Interbank borrowings
Interbank loans	1,683,453	415,142	-	-	2,098,595
Total	5,067,004	1,235,548	1,555,362	1,469,284	9,327,198
Hedging instrument
Cross currency swaps	3,511,186	1,235,548	1,555,362	1,469,284	7,771,380
Currency forwards	1,555,818	-	-	-	1,555,818
Total	5,067,004	1,235,548	1,555,362	1,469,284	9,327,198

Consolidated Financial Statements December 2017 / Banco Santander Chile F-54

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

An estimate of the periods in which flows are expected to be produced is as follows:

b.1) Forecasted cash flows for interest rate risk:

	As of December 31, 2017
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	308,737	60,515	13,780	2,594	385,626
Outflows	(60,733)	(43,507)	(7,757)	(878)	(112,875)
Net flows	248,004	17,008	6,023	1,716	272,751

Hedging instrument
Inflows	60,733	43,507	7,757	878	112,875
Outflows (*)	(308,737)	(60,515)	(13,780)	(2,594)	(385,626)
Net flows	(248,004)	(17,008)	(6,023)	(1,716)	(272,751)

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31, 2016
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	159,439	83,193	32,647	3,748	279,027
Outflows	(72,631)	(45,857)	(18,040)	-	(136,528)
Net flows	86,808	37,336	14,607	3,748	142,499

Hedging instrument
Inflows	72,631	45,857	18,040	-	136,528
Outflows (*)	(159,439)	(83,193)	(32,647)	(3,748)	(279,027)
Net flows	(86,808)	(37,336)	(14,607)	(3,748)	(142,499)

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-55

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.2) Forecasted cash flows for inflation risk:

	As of December 31, 2017
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	20,300	29,008	103,544	286,471	439,323
Outflows	(1,645)	-	-	-	(1,645)
Net flows	18,655	29,008	103,544	286,471	437,678

Hedging instrument
Inflows	1,645	-	-	-	1,645
Outflows	(20,300)	(29,008)	(103,544)	(286,471)	(439,323)
Net flows	(18,655)	(29,008)	(103,544)	(286,471)	(437,678)

	As of December 31, 2016
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	22,586	11,896	56,107	115,753	206,342
Outflows	(4,900)	-	-	-	(4,900)
Net flows	17,686	11,896	56,107	115,753	201,442

Hedging instrument
Inflows	4,900	-	-	-	4,900
Outflows	(22,586)	(11,896)	(56,107)	(115,753)	(206,342)
Net flows	(17,686)	(11,896)	(56,107)	(115,753)	(201,442)

b.3) Forecasted cash flows for exchange rate risk:

As of December 31, 2017 and 2016, the Bank did not have cash flow hedges for exchange rate risk.

c)	The accumulated effect of the mark to market adjustment of cash flow hedges produced by hedge instruments used in hedged cash flow was recorded in the Consolidated Statement of Changes in Equity, specifically within Other comprehensive income, as of December 31, 2017 and 2016, and is as follows:

	As of December 31,
Hedged item	2017	2016
	MCh$	MCh$

Interbank loans	(4,779)	(6,019)
Time deposits and other time liabilities	-	(294)
Issued debt instruments	(8,683)	(8,169)
Available for sale investments	(364)	12,833
Loans and accounts receivable from customers	10,264	3,937
Net flows	(3,562)	2,288

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that the fluctuations of fair value attributable to risk components are almost completely offset. During the year, the bank did not have any cash flow hedges of forecast transactions.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-56

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

d)	Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to income for the year:

	As of December 31,
	2017	2016
	MCh$	MCh$

Bond hedging derivatives	-	(77)
Interbank loans hedging derivatives	-	-
Cash flow hedge net income	-	(77)

e)	Net investment hedges in Foreign operation:

As of December 31, 2017 and 2016, the Bank does not have any Foreign net investment hedges in its hedge accounting portfolio.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-57

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 08

INTERBANK LOANS

a)	As of December 31, 2017 and 2016, balances of “Interbank loans” are as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Domestic banks
Loans and advances to banks	-	-
Deposits in the Central Bank of Chile - not available	-	-
Non-transferable Chilean Central Bank Bonds	-	-
Other Central Bank of Chile loans	-	-
Interbank loans	-	23
Overdrafts in checking accounts	-	-
Non-transferable domestic bank loans	-	-
Other domestic bank loans	-	51
Allowances and impairment for domestic bank loans	-	-

Foreign interbank loans
Interbank loans – Foreign	162,685	272,733
Overdrafts in checking accounts	-	-
Non-transferable foreign bank deposits	-	-
Other foreign bank loans	-	-
Provisions and impairment for foreign bank loans	(86)	(172)

Total	162,599	272,635

b)	The amount of provisions and impairment of interbank loans in each period is shown below:

	As of December 31,
	2017			2016
	Domestic banks	Foreign banks	Total	Domestic banks	Foreign banks	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1	-	172	172	-	16	16
Charge-offs	-	-	-	-	-	-
Provisions established	251	56	307	1	238	239
Provisions released	(251)	(142)	(393)	(1)	(82)	(83)

Total	-	86	86	-	172	172

Consolidated Financial Statements December 2017 / Banco Santander Chile F-58

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS

a)	Loans and accounts receivable from customers

As of December 31, 2017 and 2016, the composition of the loan portfolio is as follows:

	Assets before allowances				Allowances established
As of December 31, 2017	Normal portfolio	Substandard portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	Assets net balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	8,998,957	369,830	621,869	9,990,656	148,482	168,736	317,218	9,673,438
Foreign trade loans	1,464,754	44,830	64,929	1,574,513	54,628	1,444	56,072	1,518,441
Checking accounts debtors	174,162	6,189	15,345	195,696	3,037	11,740	14,777	180,919
Factoring transactions	441,437	3,279	5,174	449,890	5,335	1,207	6,542	443,348
Student Loans	77,226	-	11,064	88,290	-	5,922	5,922	82,368
Leasing transactions	1,242,713	113,629	100,662	1,457,004	19,532	12,793	32,325	1,424,679
Other loans and account receivable	113,672	1,318	37,603	152,593	12,778	17,231	30,009	122,584
Subtotal	12,512,921	539,075	856,646	13,908,642	243,792	219,073	462,865	13,445,777

Mortgage loans
Loans with mortgage finance bonds	22,620	-	1,440	24,060	-	123	123	23,937
Mortgage mutual loans	110,659	-	4,419	115,078	-	594	594	114,484
Other mortgage mutual loans	8,501,072	-	456,685	8,957,757	-	68,349	68,349	8,889,408
Subtotal	8,634,351	-	462,544	9,096,895	-	69,066	69,066	9,027,829

Consumer loans
Installment consumer loans	2,613,041	-	297,701	2,910,742	-	240,962	240,962	2,669,780
Credit card balances	1,341,098	-	23,882	1,364,980	-	33,401	33,401	1,331,579
Leasing transactions	4,638	-	77	4,715	-	62	62	4,653
Other consumer loans	271,790	-	5,465	277,255	-	9,331	9,331	267,924
Subtotal	4,230,567	-	327,125	4,557,692	-	283,756	283,756	4,273,936

Total	25,377,839	539,075	1,646,315	27,563,229	243,792	571,895	815,687	26,747,542

Consolidated Financial Statements December 2017 / Banco Santander Chile F-59

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

	Assets before allowances				Allowances established			Assets
As of December 31, 2016	Normal portfolio	Substandard Portfolio	Impaired portfolio	Total	Individual allowances	Group allowances	Total	net balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Commercial loans	8,946,709	327,996	578,952	9,853,657	178,648	148,703	327,351	9,526,306
Foreign trade loans	1,622,422	131,900	75,582	1,829,904	63,767	901	64,668	1,765,236
Checking accounts debtors	162,470	4,262	12,736	179,468	3,130	6,854	9,984	169,484
Factoring transactions	288,292	3,771	4,688	296,751	5,363	620	5,983	290,768
Student Loans	89,988	-	5,805	95,793	-	8,818	8,818	86,975
Leasing transactions	1,325,583	69,302	90,238	1,485,123	19,710	5,546	25,256	1,459,867
Other loans and account receivable	103,508	1,678	21,583	126,769	5,355	11,664	17,019	106,750
Subtotal	12,538,972	538,909	789,584	13,867,465	275,973	183,106	459,079	13,408,386

Mortgage loans
Loans with mortgage finance bonds	31,368	-	1,211	32,579	-	18	18	32,561
Mortgage mutual loans	115,400	-	4,534	119,934	-	203	203	119,731
Other mortgage mutual loans	8,074,900	-	391,943	8,466,843	-	60,820	60,820	8,406,023
Subtotal	8,221,668	-	397,688	8,619,356	-	61,041	61,041	8,558,315

Consumer loans
Installment consumer loans	2,468,692	-	253,673	2,722,365	-	249,545	249,545	2,472,820
Credit card balances	1,418,409	-	29,709	1,448,118	-	41,063	41,063	1,407,055
Leasing transactions	5,062	-	55	5,117	-	72	72	5,045
Other consumer loans	266,056	-	5,147	271,203	-	9,339	9,339	261,864
Subtotal	4,158,219	-	288,584	4,446,803	-	300,019	300,019	4,146,784

Total	24,918,859	538,909	1,475,856	26,933,624	275,973	544,166	820,139	26,113,485

Consolidated Financial Statements December 2017 / Banco Santander Chile F-60

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

b)	Portfolio characteristics

As of December 31, 2017 and 2016, the portfolio before allowances is as follows, by customer’s economic activity:

	Domestic loans (*)		Foreign interbank loans (**)		Total loans		Distribution percentage
	2017	2016	2017	2016	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial loans
Manufacturing	1,218,232	1,180,886	-	-	1,218,232	1,180,886	4.39	4.34
Mining	302,037	340,554	-	-	302,037	340,554	1.09	1.25
Electricity, gas, and water	336,048	442,936	-	-	336,048	442,936	1.21	1.63
Agriculture and livestock	1,114,597	1,096,659	-	-	1,114,597	1,096,659	4.02	4.03
Forest	98,941	96,806	-	-	98,941	96,806	0.36	0.36
Fishing	215,994	296,592	-	-	215,994	296,592	0.78	1.09
Transport	697,948	787,510	-	-	697,948	787,510	2.52	2.89
Communications	168,744	196,934	-	-	168,744	196,934	0.61	0.72
Construction	1,977,417	1,792,485	-	-	1,977,417	1,792,485	7.13	6.59
Commerce	3,131,870	3,120,400	162,685	272,733	3,294,555	3,393,133	11.88	12.47
Services	467,747	482,900	-	-	467,747	482,900	1.69	1.77
Other	4,179,067	4,032,877	-	-	4,179,067	4,032,877	15.07	14.84

Subtotal	13,908,642	13,867,539	162,685	272,733	14,071,327	14,140,272	50.75	51.98

Mortgage loans	9,096,895	8,619,356	-	-	9,096,895	8,619,356	32.81	31.68

Consumer loans	4,557,692	4,446,803	-	-	4,557,692	4,446,803	16.43	16.34

Total	27,563,229	26,933,698	162,685	272,733	27,725,914	27,206,431	100.00	100.00

(*)	Includes domestic interbank loans for Ch$0 million as of December 31, 2017 (Ch$74 million as of December 31, 2016), see Note 8.

(**)	Includes foreign interbank loans for Ch$162,685 million as of December 31, 2017 (Ch$272,733 million as of December 31, 2016), see Note 8.
Consolidated Financial Statements December 2017 / Banco Santander Chile F-61

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

c)	Impaired portfolio (*)

i)	As of Diciembre 31, 2017 and 2016, the impaired portfolio is as follows:

	As of December 31,
	2017				2016
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Individually impaired portfolio	427,890	-	-	427,890	439,707	-	-	439,707
Non-performing loans (collectively evaluated)	368,522	161,768	103,171	633,461	316,838	147,572	99,721	564,131
Other impaired portfolio	217,091	300,776	223,955	741,822	172,624	250,116	188,863	611,603
Total	1,013,503	462,544	327,126	1,803,173	929,169	397,688	288,584	1,615,441

(*) The impaired portfolio corresponds to the sum of the loans classified as substandard in categories B3 and B4, and the portfolio in default.

ii)	The impaired portfolio with or without guarantee as of December 31, 2017 and 2016 is as follows:

	As of December 31,
	2017				2016
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	582,557	413,716	34,260	1,030,533	519,821	357,320	35,134	912,275
Unsecured debt	430,946	48,828	292,866	772,640	409,348	40,368	253,450	703,166
Total	1,013,503	462,544	327,126	1,803,173	929,169	397,688	288,584	1,615,441

iii)	The portfolio of non-performing loans (due for 90 days or longer) as of December 31, 2017 and 2016 is as follows:

	As of December 31,
	2017				2016
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Secured debt	167,909	141,413	8,896	318,218	159,965	129,632	8,940	298,537
Unsecured debt	200,613	20,355	94,275	315,243	156,873	17,940	90,781	265,594
Total	368,522	161,768	103,171	633,461	316,838	147,572	99,721	564,131

iv)	Reconciliation of loans (with arrears equal to or greater tan 90 days), with past due loans as of December 31, 2017 and 2016, is as follows:

	As of December 31,
	2017				2016
	Commercial	Mortgage	Consumer	Total	Commercial	Mortgage	Consumer	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
with arrears equal to or greater than 90 days	362,968	159,265	92,541	614,774	311,755	145,084	84,458	541,297
with arrears up to 89 days, classified in past due portfolio	5,554	2,503	10,630	18,687	5,083	2,488	15,263	22,834
Total	368,522	161,768	103,171	633,461	316,838	147,572	99,721	564,131

Consolidated Financial Statements December 2017 / Banco Santander Chile F-62

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

d)	Allowances

The changes in allowances balances during 2017 and 2016 are as follows:

Activity during 2017	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of December 31, 2016	275,973	183,106	61,041	300,019	820,139
Allowances established	60,023	99,407	22,163	157,595	339,188
Allowances released	(55,925)	(20,491)	(11,427)	(46,089)	(133,932)
Allowances released due to charge-off	(36,279)	(42,949)	(2,711)	(127,769)	(209,708)
Balance as of December 31, 2017	243,792	219,073	69,066	283,756	815,687

Activity during 2016	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of December 31, 2015	277,099	168,551	51,160	257,869	754,679
Allowances established	72,330	73,105	30,046	178,886	354,367
Allowances released	(37,073)	(14,432)	(17,634)	(18,512)	(87,651)
Allowances released due to charge-off	(36,383)	(44,118)	(2,531)	(118,224)	(201,256)
Balance as of December 31, 2016	275,973	183,106	61,041	300,019	820,139

In addition to credit risk allowances, there are allowances held for:

i)	Country risk to cover the risk taken when holding or committing resources with any foreign country. These allowances are established according to country risk classifications as set forth in Chapter 7-13 of the Updated Compilation of Rules, issued by the SBIF. The balances of allowances as of December 31, 2017 and 2016 are Ch$599 million and Ch$386 million, respectively, which are presented in liabilities of the Consolidated Statement of Financial Position.

ii)	According to SBIF’s regulations (compendium of Accounting Standards), the Bank has established allowances related to the undrawn available credit lines and contingent loans. The balances of allowances as of December 31, 2017 and 2016 are Ch$15,103 million and Ch$13,927 million, respectively, and are presented in liabilities of the Consolidated Statement of Financial Position

e)	Allowances established

The following chart shows the balance of provisions established, associated with credits granted to customers and banks:

	As of December 31,
	2017 MCh$	2016 MCh$

Customers loans	339,188	354,367
Interbank loans	307	239
Total	339,495	354,606

Consolidated Financial Statements December 2017 / Banco Santander Chile F-63

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

f)	Portfolio by its impaired and non-impaired status

	As of December 31, 2017
	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non- impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	12,737,508	8,357,733	4,012,489	25,107,730	449,895	158,770	110,184	718,849	13,187,403	8,516,503	4,122,673	25,826,579
Overdue for 1-29 days	103,908	180,294	132,136	416,338	110,834	74,072	46,283	231,189	214,742	254,366	178,419	647,527
Overdue for 30-89 days	53,723	96,324	85,941	235,988	89,806	70,437	78,118	238,361	143,529	166,761	164,059	474,349
Overdue for 90 days or more	-	-	-	-	362,968	159,265	92,541	614,774	362,968	159,265	92,541	614,774

Total portfolio before allowances	12,895,139	8,634,351	4,230,566	25,760,056	1,013,503	462,544	327,126	1,803,173	13,908,642	9,096,895	4,557,692	27,563,229

Overdue loans (less than 90 days) presented as portfolio percentage	1.22%	3.20%	5.15%	2.53%	19.80%	31.24%	38.03%	26.04%	2.58%	4.63%	7.51%	4.07%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	35.81%	34.43%	28.29%	34.09%	2.61%	1.75%	2.03%	2.23%

Consolidated Financial Statements December 2017 / Banco Santander Chile F-64

Banco Santander Chile and Subsidiaries Notes to the Consolidated Financial Statements AS OF DECEMBER 31, 2017 AND 2016

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE FROM CUSTOMERS, continued

	As of December 31, 2016
	Non-impaired				Impaired				Total portfolio
	Commercial	Mortgage	Consumer	Total non- impaired	Commercial	Mortgage	Consumer	Total impaired	Commercial	Mortgage	Consumer	Total portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Current portfolio	12,765,961	7,944,260	3,957,566	24,667,787	463,176	133,816	100,670	697,662	13,229,137	8,078,076	4,058,236	25,365,449
Overdue for 1-29 days	97,302	69,227	113,031	279,560	35,777	12,984	32,536	81,297	133,079	82,211	145,567	360,857
Overdue for 30-89 days	75,033	208,181	87,622	370,836	118,461	105,804	70,920	295,185	193,494	313,985	158,542	666,021
Overdue for 90 days or more	-	-	-	-	311,755	145,084	84,458	541,297	311,755	145,084	84,458	541,297

Total portfolio before allowances	12,938,296	8,221,668	4,158,219	25,318,183	929,169	397,688	288,584	1,615,441	13,867,465	8,619,356	4,446,803	26,933,624

Overdue loans (less than 90 days) presented as portfolio percentage	1.33%	3.37%	4.83%	2.57%	16.60%	29.87%	35.85%	23.31%	2.35%	4.60%	6.84%	3.81%

Overdue loans (90 days or more) presented as portfolio percentage	-	-	-	-	33.55%	36.48%	29.27%	33.51%	2.25%	1.68%	1.90%	2.01%

Consolidated Financial Statements December 2017 / Banco Santander Chile F-65

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 10

AVAILABLE FOR SALE INVESTMENTS

As of December 31, 2017 and 2016, details of instruments defined as available for sale investments are as follows:

	As of December 31
	2017	2016
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	816,331	468,386
Chilean Central Bank Notes	330,952	1,222,283
Other Chilean Central Bank and Government securities	1,115,518	52,805
Subtotal	2,262,801	1,743,474
Other Chilean securities
Time deposits in Chilean financial institutions	2,361	893,000
Mortgage finance bonds of Chilean financial institutions	22,312	25,488
Chilean financial institution bonds	-	-
Chilean corporate bonds	-	-
Other Chilean securities	3,000	-
Subtotal	27,673	918,488
Foreign financial securities
Foreign Central Banks and Government securities	132,822	387,146
Other foreign financial securities	151,250	339,798
Subtotal	284,072	726,944

Total	2,574,546	3,388,906

As of December 31, 2017 and 2016, the item Chilean Central Bank and Government securities item includes securities sold under repurchase agreements to clients and financial institutions for Ch$241,995 million and Ch$155,044 million, respectively. Under the same line, there are instruments that guarantee margins for operations of derivatives through Comder Contraparte Central S.A. for an amount of $ 42,910 million and $ 18,627 million as of December 31 of 2017 and 2016, respectively.

As of December 31, 2017 and 2016, the item Other Chilean Securities includes securities sold to customers and financial institutions under repurchase agreements totaling Ch$1,156 million and Ch$57,393 million, respectively.

The instruments of Foreign Institutions include instruments sold under repurchase agreements with customers and financial institutions for a total of $ 24,910 and $ 0 million as of December 31, 2017 and 2016, respectively. Under the same line, there are instruments that guarantee margins for derivative transactions through the London Clearing House (LCH) for an amount of $ 48,106 million and $ 0 million as of December 31, 2017 and 2016, respectively. In order to comply with the initial margin specified in the European EMIR standard, instruments in guarantee with Euroclear are maintained for an amount of $ 33,711 million and $ 0 million as of December 31, 2017 and 2016, respectively.

As of December 31, 2017 available for sale investments included a net unrealized profit of Ch$1,855, million, recorded as a “Valuation adjustment” in Equity, distributed between a profit of Ch$459 million attributable to equity holders of the Bank and a profit of Ch$1,396 million attributable to non-controlling interest.

As of December 31, 2016 available for sale investments included a net unrealized loss of Ch$7,375 million, recorded as a “Valuation adjustment” in Equity, distributed between a profit of Ch$6,449 million attributable to equity holders of the Bank and a profit of Ch$926 million attributable to non-controlling interest.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-66

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE N°10

AVAILABLE FOR SALE INVESTMENTS, continued

Gross profits and losses realized on the sale of available for sale investments as of december 31, 2017 and 2016, are as follow.

	As of December 31,
	2017	2016
	MCh$	MCh$

Sale of avaiilable for sale investments generating realized profits	6,469,344	6,522,549
Realized profits	4,867	12,333
Sale of available for sale investments generating realized losses	466,732	346,906
Realized losses	3	132

The Bank evaluated those instruments with unrealized losses as of December 31, 2017 and 2016 and concluded they were not impaired. This review consisted of evaluation the economic reason for any declines, the credit rating of the securities issuers and the bank’s intention and ability to hold the securities until the unrealized kiss us recovered. Based ib this analysis, the Bank believes that there were no significant or prolonged declines nor changes in credit risk which would cause impairment in its investment portfolio, since most of the decline in fair value of these instruments was caused by market conditions which the Bank considers to be temporary. All of the instruments that have unrealized losses as of December 31, 2017 and 2016, were not in a continuos unrealized loss position for more than one year.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-67

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE N°10

AVAILABLE FOR SALE INVESTMENTS, continued

The following charts show the available for sale investments cumulative unrealized profit and loss, as of December 31, 2017 and 2016:

As of December 31, 2017

	Less than 12 month				More than 12 month				Total
	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean central bank and government securities
Chilean central bank fond	814,626	816,331	4,209	(3,216)	-	-	-	-	814,626	816,331	4,209	(3,216)
Chilean central bank notes	330,922	330,952	30	(1)	-	-	-	-	330,922	330,952	30	(1)
Other Chilean central bank and government securites	1,117,931	1,115,519	2,371	(4,785)	-	-	-	-	1,117,931	1,115,519	2,371	(4,785)
Subtotal	2,263,479	2,262,802	6,610	(8,002)	-	-	-	-	2,263,479	2,262,802	6,610	(8,002)

Other Chilean secyruties
Time deposits in Chilean financial institutions	2,362	2,361	-	-	-	-	-	-	2,362	2,361	-	-
Mortgage finance bonds of Chilean financial institutions	21,867	22,312	445	-	-	-	-	-	21,867	22,312	445	-
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	3,000	3,000	-	-	-	-	-	-	3000	3,000	-	-
Subtotal	27,229	27,673	445	-	-	-	-	-	27,229	27,673	445	-

Foreign financial securities
Foreign central bank and goverment securities	25,675	25,549	-	(126)	-	-	-	-	25,675	25,549	-	(126)
Other Foreign securities	258,801	258,522	1,097	(1,376)	-	-	-	-	258,801	258,522	1,097	(1,376)
Subtotal	284,476	284,071	1,097	(1,502)	-	-	-	-	284,476	284,071	1,097	(1,502)
					-	-	-	-
Total	2,575,184	2,574,546	8,152	(9,504)	-	-	-	-	2,575,184	2,574,546	8,152	(9,504)

Consolidated Financial Statements December 2017 / Banco Santander Chile F-68

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE N°10

AVAILABLE FOR SALE INVESTMENTS, continued

As of December 31, 2016

	Menor a 12 meses				Mayor a 12 meses				Total
	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss	Amortized cost	Fair value	Unrealized profit	Unrealized loss
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Chilean central bank and government securities
Chilean central bank fond	461,793	468,386	6,612	(19)	-	-	-	-	461,793	468,386	6,612	(19)
Chilean central bank notes	1,222,263	1,222,283	23	(3)	-	-	-	-	1,222,263	1,222,283	23	(3)
Other Chilean central bank and government securites	52,411	52,805	394	-	-	-	-	-	52,411	52,805	394	-
Subtotal	1,736,467	1,743,474	7,029	(22)	-	-	-	-	1,736,467	1,743,474	7,029	(22)

Other Chilean secyruties
Time deposits in Chilean financial institutions	892,956	893,000	108	(64)	-	-	-	-	892,956	893,000	108	(64)
Mortgage finance bonds of Chilean financial institutions	25,021	25,488	469	(2)	-	-	-	-	25,021	25,488	469	(2)
Chilean financial institution bonds	-	-	-	-	-	-	-	-	-	-	-	-
Chilean corporate bonds	-	-	-	-	-	-	-	-	-	-	-	-
Other Chilean securities	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	917,977	918,488	577	(66)	-	-	-	-	917,977	918,488	577	(66)

Foreign financial securities
Foreign central bank and goverment securities	387,077	387,146	69	-	-	-	-	-	387,077	387,146	69	-
Other Foreign securities	340,010	339,798	655	(867)	-	-	-	-	340,010	339,798	655	(867)
Subtotal	727,087	726,944	724	(867)	-	-	-	-	727,087	726,944	724	(867)
					-	-	-	-
Total	3,381,531	3,388,906	8,330	(955)	-	-	-	-	3,381,531	3,388,906	8,330	(955)

Consolidated Financial Statements December 2017 / Banco Santander Chile F-69

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 11

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES

a)	The Consolidated Statements of Financial Position reflect investments in associates and other companies amounting to Ch$ 27,585 million as of December 31, 2017, Ch$ 23,780 million as of December 2016, as show in the following table:

			Investment
	Ownership interest		Investment value		Profit and loss
	As of December 31,		As of December 31,		As of December 31,
	2017	2016	2017	2016	2017	2016
	%	%	MCh$	MCh$	MCh$	MCh$
Company
Redbanc S.A.	33.43	33.43	2,537	2,184	353	373
Transbank S.A.	25.00	25.00	14,534	12,510	2,024	1,302
Centro de Compensación Automatizado	33.33	33.33	1,589	1,353	236	248
Sociedad Interbancaria de Depósito de Valores S.A.	29.29	29.29	1,087	938	235	195
Cámara de Compensación de Pagos de Alto Valor S.A. (1, 2 y 3)	15.00	14.93	909	866	66	98
Administrador Financiero del Transantiago S.A.	20.00	20.00	3,098	2,781	317	230
Sociedad Nexus S.A.	12.90	12.90	1,911	1,469	442	247
Servicios de Infraestructura de Mercado OTC S.A. (1 y 2)	12.07	12.07	1,489	1,378	115	132
Subtotal			27,154	23,479	3,788	2,825
Shares or rights in other companies
Bladex			136	136	25	26
Stock Excharges			287	157	150	161
Otras			8	8	-	-
Total			27,585	23,780	3,963	3,012

(1)	During the third quarter of 2016, transaction was materialized through which Banco Penta ceded to Banco Santander a portion of its participation in societies “Company operator of the Alto Valor S.A clearing house” and “services of market infrastructure OTC S.A.” with which the bank’s participation has increased to 14.84% and 11.93% respectively.

(2)	During the last quarter of 2016, transaction was materialized through which Banco Penta ceded to Banco Santander a portion of its participation in the companies “company operator of the Alto Valor S.A learing house” and “ services of market infrastructure OTC S.A” with which the bank’s participation has increased to 14.93% and 12.07% respectively.

(3)	During the year 2017, the entities Rabobank Chile in Liquidation and Banco París, assigned to Banco Santander a portion of its participation in "Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A." at 0.01% and 0.06% respectively, with which the Bank's participation increased to 15.00%.

b)	Investments in associates and other companies do not have market prices.

c)	Summary of financial information of the partners between exercises 2017 and 2016:

	As of December 31,
	2017				2016
	Assets	Liabilities	Equity	Net Income	Assets	Liabilities	Equity	Net Income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Centro de Compensación Automatizado S.A.	6,871	2,174	3,989	708	5,508	1,523	3,241	744
Redbanc S.A.	21,235	13,751	6,428	1,056	19,927	13,505	5,307	1,115
Transbank S.A.	822,487	765,683	48,709	8,095	710,475	660,957	44,309	5,209
Sociedad Interbancaria de Depósito de Valores S.A.	3,720	60	2,858	802	3,204	103	2,435	666
Sociedad Nexus S.A.	32,669	18,888	10,354	3,427	30,038	19,229	8,898	1,911
Servicios de Infraestructura de Mercado OTC S.A.	17,913	6,414	10,963	536	29,258	18,258	9,906	1,094
Administrador Financiero del Transantiago S.A.	51,304	35,814	13,907	1,583	54,253	40,345	12,758	1,150
Cámara de Compensación de Pagos de Alto Valor S.A.	6,338	500	5,399	439	6,099	627	4,815	657
Totales	962,537	843,284	102,607	16,646	858,762	754,547	91,669	12,546

Consolidated Financial Statements December 2017 / Banco Santander Chile F-70

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 11

INVESTMENTS IN ASSOCIATES AND OTHER COMPANIES, continued

d)	Restriction on the ability of partners to transfer funds to investors.

There are no significant restriction in relation to the ability of the associates to transfer funds in the form of dividends in Cash or reimvursements of loans or advances, to the bank.

e)	Activity with respect to investments in other companies during 2017 and 2016, is as follow:

	As of December 31,
	2017	2016
	MCh$	MCh$

Opening balance as of January 1,	23,780	20,309
Acquisition of investments (*)	3	1,123
Sale of investments	-	-
Participation in income (*)	3,962	3,012
Dividends received	(116)	(217)
Other equity adjustment	(44)	(447)

Total	27,585	23,780

(*) See letter a), reference (1)

Consolidated Financial Statements December 2017 / Banco Santander Chile F-71

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 12

INTANGIBLE ASSETS

a)	As of December 31, 2017 and 2016 the composition of intangible assets is as follows:

			Net opening
	Years of	Average	balance as of	As of December 31, 2017
	useful life	remaining useful life	January 1, 2017	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	1	1,656	10,932	(9,732)	1,200
Software development	3	2	56,429	314,115	(252,096)	62,019

Subtotal			58,085	325,047	(261,828)	63,219
Fully amortized assets			-	(200,774)	200,774	-
Total			58,085	124,273	(61,054)	63,219

	Years of	Average	Net opening balance as of	As of December 31, 2016
	useful life	remaining useful life	January 1, 2016	Gross balance	Accumulated amortization	Net balance
			MCh$	MCh$	MCh$	MCh$

Licenses	3	2	2,060	10,932	(9,276)	1,656
Software development	3	2	49,077	286,781	(230,352)	56,429

Subtotal			51,137	297,713	(239,628)	58,085
Fully amortized assets			-	(200,774)	200,774	-
Total			51,137	96,939	(38,854)	58,085

b)	The changes in the value of intangible assets during the periods December 31, 2017 and 2016 is as follows:

b.1)	Gross balance

Gross balances	Licenses	Software development	Fully amortized assets	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2017	10,932	286,781	(200,774)	96,939
Acquisitions	-	32,624	-	32,624
Disposals and impairment	-	(5,290)	-	(5,290)
Other	-	-	-	-
Balances as of December 31, 2017	10,932	314,115	(200,774)	124,273

Balances as of January 1, 2016	10,932	259,500	(181,267)	89,165
Acquisitions	-	27,281	-	27,281
Disposals and impairment	-	-	-	-
Other	-	-	(19,507)	(19,507)
Balances as of December 31, 2016	10,932	286,781	(200,774)	96,939

Consolidated Financial Statements December 2017 / Banco Santander Chile F-72

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 12

INTANGIBLE ASSETS, continued

b.2) Accumulated amortization

Accumulated amortization	Licenses	Software development	Fully amortized assets	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2017	(9,276)	(230,352)	200,774	(38,854)
Amortization for the period	(456)	(21,744)	-	(22,200)
Other changes	-	-	-	-
Balances as of December 31 , 2017	(9,732)	(252,096)	200,774	(61,054)

Balances as of January 1, 2016	(8,872)	(210,423)	181,267	(38,028)
Amortization for the period	(404)	(19,929)	-	(20,333)
Other changes	-	-	19,507	19,507
Balances as of December 31, 2016	(9,276)	(230,352)	200,774	(38,854)

c)	The Bank has no restriction on intangible assets as of December 31, 2017 and 2016. Additionally, the intangible assets have not been pledged as guarantee to secure compliance with financial liabilities. Also, the Bank has no debt related to Intangible assets as of those dates.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-73

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 13

PROPERTY, PLANT, AND EQUIPMENT

a)	As of December 31, 2017 and 2016 the property, plant and equipment balances is as follows:

	Net opening	As of December 31, 2017
	balance as of January 1, 2017	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	169,809	274,079	(114,727)	159,352
Equipment	66,506	193,689	(130,173)	63,516
Ceded under operating leases	4,230	4,888	(667)	4,221
Other	16,834	60,822	(45,364)	15,458
Subtotal	257,379	533,478	(290,931)	242,547
Fully depreciated assets	-	(59,045)	59,045	-
Total	257,379	474,433	(231,886)	242,547

	Net opening	As of December 31, 2016
	balance as of January 1, 2016	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and building	158,434	264,016	(94,207)	169,809
Equipment	59,908	168,124	(101,618)	66,506
Ceded under operating leases	4,238	4,888	(658)	4,230
Other	18,079	55,973	(39,139)	16,834
Subtotal	240,659	493,001	(235,622)	257,379
Fully depreciated assets	-	(39,958)	39,958	-
Total	240,659	453,043	(195,664)	257,379

b)	The changes in the value of property, plant and equipment during 2017 and 2016 is as follows:

b.1)	Gross balance

2017	Land and buildings	Equipment	Operating leases	Other	Fully depreciated assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2017	264,016	168,124	4,888	55,973	(39,958)	453,043
Additions	27,592	26,278	-	4,901	-	58,771
Disposals	(17,529)	(359)	-	(52)	-	(17,940)
Impairment due to damage (*)	-	(354)	-	-	-	(354)
Other	-	-	-	-	(19,087)	(19,087)
Balances as of December 31, 2017	274,079	193,689	4,888	60,822	(59,045)	474,433

(*) Banco Santander Chile has had to recognize in its financial statements as of December 31, 2017 deterioration by 354 Millions, corresponding to ATM claims. Compensation charged for insurance concepts involved, amounted to $1,238 billion, which are presented within the heading “Other income and operational expenses” (note 34)

Consolidated Financial Statements December 2017 / Banco Santander Chile F-74

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 13

PROPERTY, PLANT, AND EQUIPMENT, continued

2016	Land and buildings	Equipment	Operating leases	Other	Fully depreciated assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2016	237,449	137,621	4,888	51,482	(26,258)	405,182
Additions	26,567	30,965	-	4,824	-	62,356
Disposals	-	(228)	-	(333)	-	(561)
Impairment due to damage (*)	-	(234)	-	-	-	(234)
Other	-	-	-	-	(13,700)	(13,700)
Balances as of December 31, 2016	264,016	168,124	4,888	55,973	(39,958)	453,043

(*)Banco Santander Chile has had to recognize in its financial statements as of December 31, 2016 deterioration by 234 Millions, corresponding to ATM claims. Compensation charged for insurance concepts involved, amounted to $1,530 billion, which are presented within the heading “Other income and operational expenses” (note 34)

b.2)	Accumulated depreciation

2017	Land and buildings	Equipment	Operating leases	Other	Fully depreciated assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2017	(94,207)	(101,618)	(658)	(39,139)	39,958	(195,664)
Depreciation in the period	(20,744)	(28,592)	(9)	(6,276)	-	(55,622)
Sales and disposals in the period	224	38	-	51	-	313
Transfers	-	-	-	-	-	-
Others	-	-	-	-	19,087	19,087
Balances as of December 31, 2017	(114,727)	(130,173)	(667)	(45,364)	59,045	(231,886)

2016	Land and buildings	Equipment	Operating leases	Other	Fully depreciated assets	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2016	(79,015)	(77,713)	(650)	(33,403)	26,258	(164,523)
Depreciation in the period	(15,192)	(23,976)	(8)	(5,849)	-	(45,025)
Sales and disposals in the period	-	71	-	113	-	184
Transfers	-	-	-	-	-	-
Others	-	-	-	-	13,700	13,700
Balances as of December 31, 2016	(94,207)	(101,618)	(658)	(39,139)	39,958	(195,664)

Consolidated Financial Statements December 2017 / Banco Santander Chile F-75

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 13

PROPERTY, PLANT, AND EQUIPMENT, continued

c)	Operational leases - Lessor

As of December 31, 2017 and 2016, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Due within 1 year	567	506
Due after 1 year but within 2 years	749	1,029
Due after 2 years but within 3 years	480	502
Due after 3 years but within 4 years	348	473
Due after 4 years but within 5 years	308	344
Due after 5 years	1,792	2,067

Total	4,244	4,921

d)	Operational leases - Lessee

Some of the Bank’s premises and equipment are under operating leases. Future minimum rental payments under non-cancellable leases are as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Due within 1 year	26,059	26,455
Due after 1 year but within 2 years	21,343	24,903
Due after 2 years but within 3 years	18,091	20,582
Due after 3 years but within 4 years	15,736	17,321
Due after 4 years but within 5 years	12,734	14,569
Due after 5 years	51,502	53,694
Total	145,465	157,524

e)	As of December 31, 2017 and 2016 the Bank has no finance leases which cannot be unilaterally cancelled.

f)	The Bank has no restriction on property, plant and equipment as of December 31, 2017 and 2016. Additionally, the property, plant, and equipment have not been provided as guarantees to secure compliance with financial liabilities. The Bank has no debt in connection with property, plant and equipment.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-76

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 14

CURRENT AND DEFERRED TAXES

a)	Current taxes

As of December 31, 2017 and 2016, the Bank recognizes taxes payable (recoverable), which is determined based on the currently applicable tax legislation. This amount is recorded net of recoverable taxes, and is shown as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	-	-
Current tax liabilities	6,435	29,294

Total tax payable (recoverable)	6,435	29,294

(Assets) liabilities current taxes detail (net)
Income tax (*)	145,112	145,963
Less:
Provisional monthly payments	(136,562)	(113,700)
Credit for training expenses	(1,768)	(1,972)
Land taxes leasing	-	-
Grant credits	(968)	(1,079)
Other	621	82

Total tax payable (recoverable)	6,435	29,294

(*) As of December 31, 2017 and 2016 the tax rates were 25.5% and 24.0%

b)	Effect on income

The effect tax expense has on income for the years ended December 31, 2017 and 2016 is comprised of the following items:

	As of December 31,
	2017 MCh$	2016 MCh$
Income tax expense
Current tax	145,112	145,963
Credits (debits) for deferred taxes
Origination and reversal of temporary differences	(8,178)	(39,180)
Valuation provision	5,955	-
Subtotal	142,889	106,783
Tax for rejected expenses (Article No.21)	610	336
Other	114	1
Net income tax expense	143,613	107,120

Consolidated Financial Statements December 2017 / Banco Santander Chile F-77

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 14

CURRENT AND DEFERRED TAXES, continued

c)	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate in calculating the tax expense as of December 31, 2017 and 2016 is as follows:

	As of December 31,
	2017		2016
	Tax rate	Amount	Tax rate	Amount
	%	MCh$	%	MCh$

Tax calculated over profit before tax	25.50	183,823	24.00	139,641
Permanent differences (1)	(3.25)	(23,399)	(5.64)	(32,817)
Penalty tax (rejected expenses)	0.08	610	0.06	336
Rate change effect (2)	(2.86)	(20,600)	0.01	86
Other	0.44	3,179	(0.02)	(126)
Effective rates and expenses for income tax	19.91	143,613	18.41	107,120

(1) It mainly corresponds to the permanent differences originated by the Monetary Correction of the Tax Own Capital.

(2) The publication of law 20,780 of September 29, 2014 increased the tax rate from the current 25.5% in the year 2017 to 27% for the year 2018 and onwards permanently.

d)	Effect of deferred taxes on other comprehensive income

A summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the periods ended December 31, 2017 and 2016 follows:

	As of December 31,
	2017	2016
	MCh$	MCh$
Deferred tax assets
Available for sale investments	368	3,266
Cash flow hedges	908	-
Total deferred tax assets recognized through other comprehensive income	1,276	3,266

Deferred tax liabilities
Available for sale investments	(841)	(5,036)
Cash flow hedges	-	(549)
Total deferred tax liabilities recognized through other comprehensive income	(841)	(5,585)

Net deferred tax balances in equity	435	(2,319)

Deferred taxes in equity attributable to equity holders of the bank	791	(2,097)
Deferred tax in equity attributable to non-controlling interests	(356)	(222)

Consolidated Financial Statements December 2017 / Banco Santander Chile F-78

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 14

CURRENT AND DEFERRED TAXES, continued

e)	Effect of deferred taxes on income

Below are effects of deferred taxes on assets, liabilities and income allocated for differences:

	As of December 31,
	2017	2016
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	8,645	9,473
Non-recurring charge-offs	11,651	9,891
Assets received in lieu of payment	4,073	4,625
Exchange rate adjustment	882	-
Property, plant and equipment	4,410	4,570
Provision for loan losses	172,386	174,929
Provision for expenses	73,518	67,073
Derivatives	-	-
Leased assets	98,090	71,834
Subsidiaries tax losses	5,277	9,467
	151	-
Investment valuation	-	-
Other	5,249	17,571
Total deferred tax assets	384,332	369,433

Deferred tax liabilities
Valuation of investments	(1,911)	(1,802)
Depreciation	(532)	-
Anticipated Expenses	(5,955)	-
Other	(424)	(299)
Total deferred tax liabilities	(8,822)	(2,101)

f)	Summary of deferred tax assets and liabilities

A summary of the effect of deferred taxes on equity and income follows:

	As of December 31,
	2017	2016
	MCh$	MCh$
Deferred tax assets
Recognized through other comprehensive income	1,276	3,266
Recognized through profit or loss	384,332	369,433
Total deferred tax assets	385,608	372,699
Deferred tax liabilities
Recognized through other comprehensive income	(841)	(5,585)
Recognized through profit or loss	(8,822)	(2,101)
Total deferred tax liabilities	(9,663)	(7,686)

Consolidated Financial Statements December 2017 / Banco Santander Chile F-79

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 14

CURRENT AND DEFERRED TAXES, continued

g)   Supplementary information related to the circular issued by internal tax service and the superintendency of bank and financial institutions

g.1)  Receivables and accounts receivable

	As of December 31,
	2017				2016
		Assets at tax value				Assets at tax value
	Assets at		Overdue Wallet		Assets at		Overdue Wallet
	financial		with	without	financial		with	without
	value	Total	Warranty	Warranty	value	Total	Warranty	Warranty
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Owed by banks	162,685	162,684	-	-	272,807	272,806	-	-
Comercial Placements	12,001,748	12,024,895	88,495	157,106	12,085,591	12,110,670	84,148	133,424
Consume Placements	4,552,977	4,592,105	1,327	20,041	4,441,686	4,474,490	1,918	24,924
Home mortgage Placements	9,096,895	9,106,216	64,525	1,245	8,619,356	8,630,284	74,761	1,401
Total	25,814,305	25,885,900	154,347	178,392	25,419,440	25,488,250	160,827	159,749

g.2)	Provision on overdue portfolio without guarantees

	Balance to 01.01.2017	Punishment against provisions	Provisions constituted	Provisions free	Balance to 31.12.2017
	MCh$	MCh$	MCh$	MCh$	MCh$
Comercial Placements	133,424	(92,904)	581,141	(464,555)	157,106
Consume Placements	24,924	(235,208)	237,298	(6,973)	20,041
Home mortgage Placements	1,401	(9,740)	41,657	(32,073)	1,245
Total	159,749	(337,852)	860,096	(503,601)	178,392

	Balance to 01.01.2017	Punishment against provisions	Provisions constituted	Provisions free	Balance to 31.12.2017
	MCh$	MCh$	MCh$	MCh$	MCh$

Comercial Placements	189,169	(81,393)	129,392	(103,744)	133,424
Consume Placements	24,004	(190,918)	230,511	(38,673)	24,924
Home mortgage Placements	9,413	(7,311)	41,116	(41,817)	1,401
Total	222,586	(279,622)	401,019	(184,234)	159,749

Consolidated Financial Statements December 2017 / Banco Santander Chile F-80

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 14

CURRENT AND DEFERRED TAXES, continued

g.3)	Direct punishments and recoveries

	As of December 31,
	2017	2016
	MCh$	MCh$
Direct Punishment Art. 31 No. 4, second paragraph	(42,713)	(28,559)
Condonations that originated liberation of provisions	-	-
Recoveries or renegotiations of credits written off	83,315	8,425
Total	40,602	(20,134)

g.4)	Application Article 31 No. 4 paragraphs I and II

	As of December 31,
	2017	2016
	MCh$	MCh$
Punishment according to first paragraph	-	-
Condonations according to third paragraph	(6,362)	6,084
Total	(6,362)	6,084

Consolidated Financial Statements December 2017 / Banco Santander Chile F-81

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 15

OTHER ASSETS

Other assets include the following:

	As of December 31,
	2017	2016
	MCh$	MCh$
Assets for leasing (1)	48,099	44,840

Assets received or awarded in lieu of payment (2)
Assets received in lieu of payment	11,677	19,825
Assets awarded at judicial sale	24,800	26,895
Provision on assets received in lieu of payment or awarded	(1,440)	(7,558)
Subtotal	35,037	39,162
Other assets
Guarantee deposits (margin accounts) (3)	323,767	396,289
Gold investments	478	446
VAT credit	9,570	8,941
Income tax recoverable	1,381	22,244
Prepaid expenses	116,512	148,288
Assets recovered from leasing for sale	4,235	6,040
Pension plan assets	921	1,637
Accounts and notes receivable	59,574	56,624
Notes receivable through brokerage and simultaneous transactions	68,272	60,632
Other receivable assets	53,500	15,082
Other assets	33,837	40,274
Subtotal	672,047	756,497

Total	755,183	840,499

(1) Correspondence to the assets available to be delivered under the financial lease modality.

(2) The goods received in payment correspond to the goods received as payment of debts due from the customers. The set of goods that remain acquired in this way must not exceed 20% of the Bank's effective equity at any time. These assets currently represent 0.30% (0.54% as of December 31, 2016) of the Bank's effective equity.

The assets awarded in judicial auction, correspond to assets that have been acquired at judicial auction in payment of debts previously contracted with the Bank. The assets acquired at judicial auction are not subject to the above mentioned margin. These properties are assets available for sale. For most assets, the sale can be completed within one year from the date the asset is received or acquired. In case the good is not sold within a year, it must be punished.

Additionally, a provision is recorded for the difference between the initial award value plus the additions and their estimated realizable value, when the former is higher.

(3) Corresponds to a guarantee associated with a specific derivative contract. These guarantees operate when the valuation of the derivatives exceeds thresholds defined in the contract values and may be for or against the Bank.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-82

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 16

TIME DEPOSITS AND OTHER TIME LIABILITIES

As of December 31, 2017 and 2016, the composition of the item time deposits and other liabilities is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$
Deposits and other demand liabilities
Checking accounts	6,272,656	6,144,688
Other deposits and demand accounts	590,221	564,966
Other demand liabilities	905,289	829,661

Total	7,768,166	7,539,315
Time deposits and other time liabilities
Time deposits	11,792,466	13,031,319
Time savings account	116,179	116,451
Other time liabilities	5,300	3,939
Total	11,913,945	13,151,709

Consolidated Financial Statements December 2017 / Banco Santander Chile F-83

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 17

INTERBANK BORROWINGS

As of December 31, 2017 and 2016 the line item interbank borrowings is as follow:

	As of December 31
	2017	2016
	MCh$	MCh$
Loans obtained from the Central Bank of Chile
Other obligations with the Central Bank of Chile	5	7
Loans from financial institutions in the country	480	365,436
Loans from financial institutions abroad
Sumitomo Mitsui Banking Corporation	259,199	233,060
Wells Fargo Bank N.A.	235,058	113,631
Bank Of America N.A. Us Foreig	228,309	-
Standard Chartered Bank	225,966	101,874
Mizuho Bank Ltd. NY.	215,967	0
Citibank N.A.	191,471	183,193
The Bank of Nova Scotia	86,419	39,967
The Toronto-Dominion Bank	62,743	-
Corporación Andina De Fomento	31,075	-
Barclays Bank PLC London	30,886	33,279
Hsbc Bank Plc Ny	30,875	33,214
The Bank of New York Mellon	30,839	82,594
Hsbc Bank Plc	30,838	-
European Investment Bank	12,629	13,980
Banco Santander – Hong Kong	8,341	6,165
Banco Santander Brasil S.A.	5,225	5,175
Bank Austria A.G.	2,317	-
Bank of China	823	311
Shanghai Pudong Development	714	205
Bank of Tokio Mitsubishi	453	430
Keb Hana Bank	396	301
Shinhan Bank	394	354
Thai Military Bank Public Comp	377	425
Hua Nan Commercial Bank Ltd.	349	83
Mizuho Corporate Bank	331	411,753
Banco Santander Central Hispano	312	-
Agricultural Bank of China	295	327
Banco De Occidente	282	-
Banco Do Brasil S.A.	268	120
Unicredito Italiano	264	-
Bank of East Asia, Limited	241	54
Canara Bank	224	91
Hong Kong and Shanghai Banking	222	889
International Commercial Bank	221	-
Banque Generale Du Luxembourg	207	138
Kookmin Bank	201	317
Zhejiang Commercial Bank Ltd.	175	-
Banca Monte dei Paschi di Siena	162	309
Taiwan Cooperative Bank	159	-
Deutsche Bank A.G.	157	-
Yapi Ve Kredi Bankasi A.S.	155	73
J.P. Morgan Chase Bank N.A.	154	49
Banco Commerzbank	145	47
Bank of Taiwan	136	183
Industrial And Commercial Bank	119	-
Bank Of Nova Scotia	112	-
State Bank of India	110	289
Woori Bank	105	153
Bancolombia S.A.	94	31
Bank of Communications	93	393
Cassa Di Risparmio Di Parma E	93	132
China Construcción Bank	90	1,044
Metropolitan Bank Limited	87	26
Banca Delle Marche Spa	76	31
Australia And New Zealand Bank	62	21
Abanca Corporacion Bancaria SA	60	0
Casa Di Risparmo De Padova E.R.	56	76
Societe Generale	56	0
Hanvit Bank	55	76
Banca Popolare Dell'Emilia Rom	53	26
Banco Bradesco S.A.	50	113
Punjab National Bank	47	-
Citic Industrial Bank	39	-
Hang Seng Bank Ltd.	39	-
Subtotal	1.697.470	1.265.002

Consolidated Financial Statements December 2017 / Banco Santander Chile F-84

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 17

INTERBANK BORROWINGS, continued

	As of December 31
	2017	2016
	MCh$	MCh$
Loans from financial institutions abroad, continued
Hsbc Bank Usa	38	-
First Union National Bank	35	226
Habib Bank Limited	34	105
Banco Caixa Geral.	33	-
Banco Internacional S.A.	33	-
Banca Commerciale Italiana S.P.	31	-
Bank of Montreal	30	201
Kasikornbank Public Company Li.	25	-
Citibank N.A. Turkiye Merkez S.	23	158
Liu Chong Hing Bank Limited	21	-
Banco Popular Espanol S.A.	19	56
Taiwan Business Bank	19	-
Fortis Bank S.A./N.V. Brussels	15	12
Chang Hwa Commercial Bank Ltd.	14	17
Banco De Sabadell S.A.	10	-
Icici Bank Limited	8	25
Bank Of China Guangdong Branch	8	14
Banco Popolare Soc Coop	6	5
Bank of America	-	213,200
NTT Docomo Inc.	-	33,149
Zurcher Kantonal Bank	-	20,021
Banque Bruxelles Lambert S.A.	-	5,797
Banque Cantonale Vaudoise	-	5,714
Denizbank A.S.	-	347
Banco Santander – Madrid	-	322
Unicrédito Italiano	-	302
Taipei Bank	-	260
ING Bank N.V. - Vienna	-	228
Westpac Banking Corporation	-	226
BNP Paribas S.A.	-	218
Oriental Bank Of Commerce	-	132
Kotak Mahindra Bank Limited	-	129
Caixabank S.A.	-	93
Development Bank of Singapore	-	80
Hsbc France (formerly Hsbc Ccf)	-	74
Banco General S.A.	-	62
Banco de Crédito del Perú	-	58
United Bank of India	-	39
Hsbc Bank Canada	-	47
Finans Bank A.S.	-	46
Bangkok Bank Public Company Li.	-	42
Banco Bolivariano C.A.	-	38
Banco Bilbao Vizcaya Argentaria	-	34
Hsbc Bank Brasil S.A. - Banco	-	34
Banca Popolare Di Vicenza Scpa	-	31
Bayerische Hypo- Und Vereinsba	-	27
Banco Itau	-	25
China Merchants Bank	-	22
Banca Lombarda E Piemontese S.	-	21
Hsbc Bank Middle East	-	21
Cassa Di Risparmio In Bologna	-	20
Export-Import Bank of Thailand	-	20
Fifth Third Bank	-	15
Hdfc Bank Limited	-	13
Union Bank of India	-	10
Intesa Sanpaolo Spa	-	7
Deutsche Bank S.A.	-	6
Industrial Bank of Korea	-	5
Other	-	4,169
Subtotal	1,697,872	1,550,925
Total	1,698,357	1,916,368

Consolidated Financial Statements December 2017 / Banco Santander Chile F-85

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 17

INTERBANK BORROWINGS, continued

a) Obligation with Central Bank of Chile

Debts to the Central Bank of Chile include credit lines for renegotiation of loans and other borrowings. These credit lines were provided by the Central Bank of Chile for renegotiation of loans due to the need to refinance debt as a result of the economic recession and crisis of the banking system in the eaerly 1980s.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Totals Line of credit for renegotiation with Central Bank of Chile	5	7

b) Loans from domestic financial institutions

these obligations maturities are as follows:

	As of December,
	2017	2016
	MCh$	MCh$

Due Within 1 year	480	365,436
Due Within 1 y 2 years	-	-
Due Within 2 y 3 years	-	-
Due Within 3 y 4 years	-	-
Due Within 5 years	-	-

Total loans from domestic financial institutions	480	365,436

c) Foreign obligations

	As of December
	2017	2016
	MCh$	MCh$

Due Within 1 year	1,477,318	525,521
Due Within 1 y 2 years	185,519	725,315
Due Within 2 y 3 years	35,035	186,352
Due Within 3 y 4 years	-	80,473
Due Within 5 years	-	33,264

Total loans from foreign financial institutions	1,697,872	1,550,925

Consolidated Financial Statements December 2017 / Banco Santander Chile F-86

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of December 31, 2017 and 2016, the composition of this item is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$
Other financial liabilities
Obligations to public sector	59,470	61,490
Other domestic obligations	175,389	175,028
Foreign obligations	7,171	3,498
Subtotal	242,030	240,016
Issued debt instruments
Mortgage finance bonds	34,479	46,251
Senior bonds	6,186,760	6,416,274
Mortgage Bonds	99,222	104,182
Subordinated bonds	773,192	759,665
Subtotal	7,093,653	7,326,372

Total	7,335,683	7,566,388

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current. The Bank’s debts, both current and non-current, are summarized below:

	As of December 31, 2017
	Current	Non-current	Total
	MCh$	MCh$	MCh$
Mortgage finance bonds	8,691	25,788	34,479
Senior bonds	337,166	5,849,594	6,186,760
Mortgage Bonds	4,541	94,681	99,222
Subordinated bonds	3	773,189	773,192
Issued debt instruments	350,401	6,743,252	7,093,653

Other financial liabilities	212,825	29,205	242,030

Total	563,226	6,772,457	7,335,683

Consolidated Financial Statements December 2017 / Banco Santander Chile F-87

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

	As of December 31, 2016
	Current	Non-current	Total
	MCh$	MCh$	MCh$
Mortgage finance bonds	11,236	35,015	46,251
Senior bonds	1,135,713	5,280,561	6,416,274
Mortgage Bonds	4,318	99,864	104,182
Subordinated bonds	4	759,661	759,665
Issued debt instruments	1,151,271	6,175,101	7,326,372

Other financial liabilities	158,488	81,528	240,016

Total	1,309,759	6,256,629	7,566,388

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years. Loans are indexed to UF and create a yearly interest rate of 5.39% as of December 31, 2017 (5.53% as of December 31, 2016).

	As of December 31,
	2017	2016
	MCh$	MCh$

Due within 1 year	8,691	11,236
Due after 1 year but within 2 years	6,744	8,673
Due after 2 years but within 3 years	6,096	6,928
Due after 3 years but within 4 years	5,155	6,246
Due after 4 years but within 5 years	4,101	5,278
Due after 5 years	3,692	7,890
Total mortgage finance bonds	34,479	46,251

b)	Senior bonds

The following table shows senior bonds by currency:

	As of December 31,
	2017	2016
	MCh$	MCh$

Santander bonds in UF	3,542,006	3,588,373
Santander bonds in USD	1,045,465	909,354
Santander bonds in CHF	268,281	568,549
Santander bonds in Ch$	1,135,527	1,037,515
Santander bonds in AUD	14,534	60,890
Santander bonds in JPY	126,059	179,426
Santander bonds in EUR	54,888	72,167
Total senior bonds	6,186,760	6,416,274

Consolidated Financial Statements December 2017 / Banco Santander Chile F-88

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

i.	Placement of senior bonds:

During 2017 the Bank has placed bonds for UF 10,000,000, CLP 160,000,000,000, USD 770,000,000 and AUD 30,000,000 detailed as follows:

Series	Currency	Amount placed	Term (years)	Issuance rate	Issue date	Series Maximum amount	Maturity date
T9	UF	5,000,000	7.0	2.60% annually	02-01-2016	5,000,000	02-01-2024
T13	UF	5,000,000	9.0	2.75% annually	02-01-2016	5,000,000	02-01-2026
Total	UF	10,000,000
SD	CLP	60,000,000,000	5.0	5.50% annually	06-01-2014	200,000,000,000	06-01-2019
T16	CLP	100,000,000,000	6.0	5.20% annually	02-01-2016	100,000,000,000	08-01-2021
Total	CLP	160,000,000,000
DN	USD	100,000,000	3.0	Libor-USD 3M+0.80%	20-07-2017	100,000,000	27-07-2020
DN	USD	50,000,000	3.0	Libor-USD 3M+0.80%	21-07-2017	50,000,000	27-07-2020
DN	USD	50,000,000	3.0	Libor-USD 3M+0.80%	24-07-2017	50,000,000	27-07-2020
DN	USD	10,000,000	4.0	Libor-USD 3M+0.83%	23-08-2017	10,000,000	23-11-2021
DN	USD	10,000,000	4.0	Libor-USD 3M+0.83%	23-08-2017	10,000,000	23-11-2021
DN	USD	50,000,000	3.0	Libor-USD 3M+0.75%	14-09-2017	50,000,000	15-09-2020
DN	USD	500,000,000	3.0	2,.50%	12-12-2017	500,000,000	15-12-2020
Total	USD	770,000,000
AUD	AUD	30,000,000	10.0	3.96%	05-12-2017	30,000,000	12-12-2027
Total	AUD	30,000,000				30,000,000

Consolidated Financial Statements December 2017 / Banco Santander Chile F-89

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2017 the Bank repurchased the following bonds.

Date	Type	Currency	Amount
06-03-2017	Senior	USD	6,900,000
12-05-2017	Senior	UF	1,000,000
16-05-2017	Senior	UF	690,000
17-05-2017	Senior	UF	15,000
26-05-2017	Senior	UF	340,000
01-06-2017	Senior	UF	590,000
02-06-2017	Senior	UF	300,000
05-06-2017	Senior	UF	130,000
19-06-2017	Senior	UF	265,000
10-07-2017	Senior	UF	770,000
21-07-2017	Senior	UF	10,000
28-08-2017	Senior	UF	200,000
28-08-2017	Senior	UF	200,000
29-08-2017	Senior	UF	2,000
29-08-2017	Senior	UF	270,000
03-11-2017	Senior	UF	14,000
29-11-2017	Senior	UF	400,000
06-12-2017	Senior	UF	20,000
12-12-2017	Senior	CLP	10,990,000,000

Consolidated Financial Statements December 2017 / Banco Santander Chile F-90

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2016 the Bank has placed bonds for UF 62,000,000, CLP 590,000,000,000, JPY 3,000,000,000, USD 215,000,000, EUR 104,000,000, and CHF 125,000,000 detailed as follows:

Series	Currency	Amount Placed	Term	Issuance rate	Issue date	Maximum amount	Maturity date
R1	UF	15,000,000	5.5	2.50%	09-01-2015	15,000,000	03-01-2021
R2	UF	10,000,000	7.5	2.60%	09-01-2015	10,000,000	03-01-2023
R3	UF	10,000,000	10.5	3.00%	09-01-2015	10,000,000	03-01-2026
R5	UF	7,000,000	7.0	2.55%	12-01-2015	7,000,000	12-01-2022
R6	UF	7,000,000	9.0	2.65%	12-01-2015	7,000,000	12-01-2024
P9	UF	3,000,000	10.5	2.60%	03-01-2015	5,000,000	09-01-2025
T2	UF	5,000,000	4.5	2.25%	02-01-2016	5,000,000	08-01-2020
T5	UF	5,000,000	6.0	2.40%	02-01-2016	5,000,000	02-01-2022
Total	UF	62,000,000
R4	CLP	100,000,000,000	5.5	5.50%	09-01-2015	100,000,000,000	03-01-2021
P4	CLP	50,000,000,000	5.0	4.80%	03-01-2015	150,000,000,000	03-01-2020
SD	CLP	140,000,000,000	5.0	5.50%	06-01-2014	200,000,000,000	06-01-2019
SC	CLP	200,000,000,000	10.0	5.95%	06-01-2014	200,000,000,000	06-01-2024
P3	CLP	50,000,000,000	7.0	5.50%	01-01-2015	50,000,000,000	01-01-2022
P1	CLP	50,000,000,000	10.0	5.80%	01-01-2015	50,000,000,000	01-01-2025
Total	CLP	590,000,000,000
JPY	JPY	3,000,000,000	5.0	0.115%	06-22-2016	3,000,000,000	06-29-2021
Total	JPY	3,000,000,000
DN	USD	10,000,000	5.0	Libor-USD 3M+1.05%	06-02-2016	10,000,000	06-09-2021
DN	USD	10,000,000	5.0	Libor-USD 3M+1.22%	06-08-2016	10,000,000	06-17-2021
DN	USD	10,000,000	5.0	Libor-USD 3M+1.20%	08-01-2016	10,000,000	08-16-2021
DN	USD	185,000,000	5.0	Libor-USD 3M+1.20%	11-10-2016	185,000,000	11-28-2021
Total	USD	215,000,000
EUR	EUR	54,000,000	12.0	1.307%	08-05-2016	54,000,000	08-17-2028
EUR	EUR	20,000,000	8.0	0.80%	08-04-2016	20,000,000	08-19-2024
EUR	EUR	30,000,000	3.0	0.25%	12-09-2016	30,000,000	12-20-2019
Total	EUR	104,000,000
CHF	CHF	125,000,000	8.5	0.35%	11-14-2016	125,000,000	05-30-2025
Total	CHF	125,000,000

Consolidated Financial Statements December 2017 / Banco Santander Chile F-91

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2016, the Bank repurchased the following bonds:

Date	Type	Amount
01-13-2016	Senior	USD	600,000
01-27-2016	Senior	USD	960,000
03-08-2016	Senior	USD	418,853,000
03-08-2016	Senior	USD	140,104,000
05-10-2016	Senior	USD	10,000,000
11-29-2016	Senior	USD	6,895,000

ii. Maturities of senior bonds are as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Due within 1 year	337,166	1,135,713
Due after 1 year but within 2 years	866,936	321,509
Due after 2 years but within 3 years	832,978	816,919
Due after 3 years but within 4 years	1,177,081	663,289
Due after 4 years but within 5 years	902,647	754,768
Due after 5 years	2,069,952	2,724,076
Total senior bonds	6,186,760	6,416,274

c)	Mortgage bonds

Detail of mortgage bonds per currency is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Mortgage bonds in UF	99,222	104,182
Total mortgage bonds	99,222	104,182

i.       Placement of Mortgage bonds

During 2017 and 2016, the Bank has not placed any mortgage bonds.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-92

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

ii.	Maturities of mortgage bonds is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Due within 1 year	4,541	4,318
Due after 1 year but within 2 years	7,291	6,932
Due after 2 years but within 3 years	7,526	7,156
Due after 3 years but within 4 years	7,769	7,386
Due after 4 years but within 5 years	8,019	7,626
Due after 5 years	64,076	70,764
Total mortgage bonds	99,222	104,182

d)	Subordinated bonds

Detail of subordinated bonds per currency is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Subordinated bonds denominated in Ch$	3	4
Subordinated bonds denominated in USD	-	-
Subordinated bonds denominated in UF	773,189	759,661
Total subordinated bonds	773,192	759,665

i.	Placement of subordinated bonds

During 2017 and 2016, the Bank has not placed any mortgage bonds.

The maturity of subordinated bonds considered long-term is as follows:

	As of December 31, 2016
	2017	2016
	MCh$	MCh$

Due within 1 year	3	4
Due after 1 year but within 2 years	-	-
Due after 2 years but within 3 years	-	-
Due after 3 years but within 4 years	-	-
Due after 4 years but within 5 years	-	-
Due after 5 years	773,189	759,661
Total subordinated bonds	773,192	759,665

Consolidated Financial Statements December 2017 / Banco Santander Chile F-93

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 18

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

e)	Other financial liabilities

The composition of other financial liabilities, by maturity, is detailed below:

	As of December 31
	2017	2016
	MCh$	MCh$

Non-current portion:
Due after 1 year but within 2 years	23,401	33,777
Due after 2 year but within 3 years	4,181	24,863
Due after 3 year but within 4 years	194	5,794
Due after 4 year but within 5 years	210	1,973
Due after 5 years	1,219	15,121
Non-current portion subtotal	29,205	81,528

Current portion:
Amounts due to credit card operators	173,271	151,620
Acceptance of letters of credit	2,780	2,069
Other long-term financial obligations, short-term portion	36,774	4,799
Current portion subtotal	212,825	158,488

Total other financial liabilities	242,030	240,016

Consolidated Financial Statements December 2017 / Banco Santander Chile F-94

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 19

MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of December 31, 2017 and 2016, the detail of the maturities of assets and liabilities is as follows:

As of December 31, 2017	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial Assets
Cash and deposits in banks	1,452,922	-	-	-	1,452,922	-	-	-	-	1,452,922
Cash items in process of collection	668,145	-	-	-	668,145	-	-	-	-	668,145
Trading investments	-	72,983	4,024	68,277	145,284	110,824	90,507	139,121	340,452	485,736
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivatives contracts	-	135,780	198,876	410,415	745,071	385,428	371,090	737,058	1,493,576	2,238,647
Interbank loans (1)	-	6,064	152,911	3,710	162,685	-	-	-	-	162,685
Loans and accounts receivables from customers (2)	769,823	2,206,734	2,288,372	4,348,975	9,613,904	5,187,501	2,938,326	9,823,498	17,949,325	27,563,229
Available for sale investments	-	58,850	11,788	102,600	173,238	556,289	975,372	869,647	2,401,308	2,574,546
Held to maturity investments	-	-	-	-	-	-	-	-	-	-
Guarantee deposits (margin accounts)	323,767	-	-	-	323,767	-	-	-	-	323,767
Total financial assets	3,214,657	2,480,411	2,655,971	4,933,977	13,285,016	6,240,042	4,375,295	11,569,324	22,184,661	35,469,677

Financial Liabilities
Deposits and other demand liabilities	7,768,166	-	-	-	7,768,166	-	-	-	-	7,768,166
Cash items in process of collection	486,726	-	-	-	486,726	-	-	-	-	486,726
Obligations under repurchase agreements	-	268,061	-	-	268,061	-	-	-	-	268,061
Time deposits and other time liabilities	121,479	5,120,171	4,201,271	2,299,018	11,741,939	106,833	2,811	62,362	172,006	11,913,945
Financial derivatives contracts	-	144,410	196,444	356,288	697,142	378,582	358,358	705,406	1,442,346	2,139,488
Interbank borrowings	4,130	46,013	397,419	1,030,241	1,477,803	220,554	-	-	220,554	1,698,357
Issued debts instruments	-	21,043	55,119	274,239	350,401	1,727,571	2,104,771	2,910,910	6,743,252	7,093,653
Other financial liabilities	177,663	701	2,583	31,879	212,826	27,581	404	1,219	29,204	242,030
Guarantees received (margin accounts)	408,313	-	-	-	408,313	-	-	-	-	408,313
Total financial liabilities	8,966,477	5,600,399	4,852,836	3,991,665	23,411,377	2,461,121	2,466,344	3,679,897	8,607,362	32,018,739

(1)	Interbank loans are presented on a gross basis. The amount of allowances is Ch$86 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions amounts according to type of loan are detailed as follows: Commercial loans Ch$462,865 million, Mortgage loans Ch$69,066 million, Consumer loans Ch$283,756 million.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-95

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 19

MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continued

As of December 31, 2016	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	2,279,389	-	-	-	2,279,389	-	-	-	-	2,279,389
Cash items in process of collection	495,283	-	-	-	495,283	-	-	-	-	495,283
Trading investments	-	52,443	13,252	118,845	184,540	75,378	106,808	30,261	212,447	396,987
Investments under resale agreements	-	6,736	-	-	6,736	-	-	-	-	6,736
Financial derivatives contracts	-	82,243	120,653	292,801	495,697	531,094	357,833	1,116,158	2,005,085	2,500,782
Interbank loans (1)	-	12,859	135,756	124,143	272,758	44	-	5	49	272,807
Loans and accounts receivables from customers (2)	717,306	2,393,216	2,108,001	4,488,993	9,707,516	4,937,271	2,909,140	9,379,697	17,226,108	26,933,624
Available for sale investments	-	1,581,682	250,222	314,842	2,146,746	37,974	379,976	824,210	1,242,160	3,388,906
Held to maturity investments	-	-	-	-	-	-	-	-	-	-
Guarantee deposits (margin accounts)	396,289	-	-	-	396,289	-	-	-	-	396,289
Total assets	3,888,267	4,129,179	2,627,884	5,339,624	15,984,954	5,581,761	3,753,757	11,350,331	20,685,849	36,670,803

Liabilities
Deposits and other demand liabilities	7,539,315	-	-	-	7,539,315	-	-	-	-	7,539,315
Cash items in process of collection	288,473	-	-	-	288,473	-	-	-	-	288,473
Obligations under repurchase agreements	-	212,437	-	-	212,437	-	-	-	-	212,437
Time deposits and other time liabilities	121,527	6,105,767	4,193,906	2,537,299	12,958,499	118,101	13,913	61,196	193,210	13,151,709
Financial derivatives contracts	-	92,335	122,565	263,893	478,793	494,539	346,948	971,881	1,813,368	2,292,161
Interbank borrowings	4,557	373,423	115,769	1,154,063	1,647,812	233,542	35,014	-	268,556	1,916,368
Issued debts instruments	-	43,141	185,425	922,705	1,151,271	1,168,117	1,444,593	3,562,391	6,175,101	7,326,372
Other financial liabilities	153,049	1,461	1,161	2,817	158,488	58,641	7,766	15,121	81,528	240,016
Guarantees received (margin accounts)	480,926	-	-	-	480,926	-	-	-	-	480,926
Total liabilities	8,587,847	6,828,564	4,618,826	4,880,777	24,916,014	2,072,940	1,848,234	4,610,589	8,531,763	33,447,777

(1)	Interbank loans are presented on a gross basis. The amount of allowances is Ch$172 million.
(2)	Loans and accounts receivables from customers are presented on a gross basis. Provisions on loans amounts according to customer type: Commercial loans Ch$459,079 million, Mortgage loans Ch$61,041 million, Consumer loans Ch$300,019 million.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-96

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 20

PROVISIONS

a)	As of December 31, 2017 and 2016, the detail for the provisions is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Provision for employee salaries and expenses	97,576	72,592
Provision for mandatory dividends	169,444	141,700
Provision for contingent loan risks:
Provision for lines of credit of immediate disponibility	15,103	13,927
Other provisions for contingent loans	14,304	14,973
Provision for contingencies	27,303	65,404
Provision for foreign bank loans	599	386
Total	324,329	308,982

b)	Below is the activity regarding provisions during the year ended December 31, 2017 and 2016

	Provision
	Benefits and remunerations to the staff	Risk of credits quotas	Contingent	Additional	Minimum dividends	Risk country	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2017	72,592	28,900	65,404	-	141,700	386	308,982
Provision established	106,687	9,168	8,645	-	169,444	464	294,408
Application of provisions	(81,703)	-	(389)	-	(141,700)	-	(223,792)
Provisions relased	-	(8,661)	(46,357)	-	-	(251)	(55,269)
Reclasification	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-

Balances as of December 31, 2017	97,576	29,407	27,303	-	169,444	599	324,329

Balances as of January 1, 2016	64,861	29,746	64,463	35,000	134,663	385	329,118
Provision established	80,298	8,294	85,877	-	141,700	319	316,488
Application of provisions	(72,567)	-	(135)	(35,000)	(134,663)	-	(242,365)
Provisions relased	-	(9,140)	(84,801)	-	-	(318)	(94,259)
Reclasification	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-

Balances as of December 31, 2016	72,592	28,900	65,404	-	141,700	386	308,982

Consolidated Financial Statements December 2017 / Banco Santander Chile F-97

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 20

PROVISIONS, continued

c)	Provisions for personal salaries and expenses

	As of December 31,
	2017	2016
	MCh$	MCh$

Provision for seniority compensation	17,874	10,376
Provision for stock-based personal benefits	-	-
Provision for performance bonds	53,947	38,510
Provision for vacation	23,039	21,800
Provision for other personal benefits	2,716	1,906
Total	97,576	72,592

d)	Compensation year of services

	As of December 31,
	2017	2016
	MCh$	MCh$

Balances as of January, 2017	10,376	11,550
Increase in the provision	29,545	16,091
Payments made	(22,047)	(17,265)
Advance payments	-	-
Released of provisions	-	-
Other movements	-	-
Total	17,874	10,376

e)	Movement of the provision for compliance bonds

	As of December 31,
	2017	2016
	MCh$	MCh$

Balances as of January 1, 2017	38,510	31,528
Provisions constituted	55,961	49,229
Provisioning application	(40,524)	(42,247)
Release of provisions	-	-
Other movements	-	-
Total	53,947	38,510

f)	Movement of holyday provition

	As of December 31,
	2017	2016
	MCh$	MCh$

Balances as of January 1, 2017	21,800	21,053
Provisions constituted	11,263	12,028
Provisioning application	(10,024)	(11,281)
Release of provisions	-	-
Other movements	-	-
Total	23,039	21,800

Consolidated Financial Statements December 2017 / Banco Santander Chile F-98

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 21

OTHER LIABILITIES

Other liabilities consist of:

	As of December 31,
	2017	2016
	MCh$	MCh$

Accounts and notes payable	196,965	154,159
Income received in advance	601	509
Guarantees received (margin accounts) (1)	408,313	480,926
Notes payable through brokerage and simultaneous transactions	17,799	27,745
Other payable obligations	58,921	80,100
Withheld VAT	1,887	1,964
Accounts payable by insurance companies	13,873	21,644
Other liabilities	47,004	28,738
Total	745,363	795,785

(1)	Guarantee deposits (margin accounts) correspond collaterals associated with derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, wich could result the the Bank deliver or receive collateral.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-99

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 22

CONTINGENCIES AND COMMITMENTS

a)	Lawsuits and legal procedures

At the date these financial statements were issued, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of December 31, 2017, the Banks and its subsidiaries have provisions for this item of Ch$1,214.2 million and Ch$0 million, respectively (Ch$1,194 million and Ch$ 48 million as of December 31, 2016) which is included in “Provisions” in the Consolidated Statement of Financial Position as provisions for contingencies.

As of December 31, 2017, the following legal situations are pending:

Santander Corredores de Bolsa Limitada

Judgment "Echeverría with Santander Corredora" (currently Santander Corredores de Bolsa Ltda.), followed before the 21st Civil Court of Santiago, Case C-21.366-2014, on compensation for damages for faults in the purchase of shares. With regard to its actual situation as of December 31, 2017, Santander Corredores de Bolsa Limitada requested the Court to declare the proceeding abandoned due to the pending actions of the plaintiff, a situation that is pending for the Court to resolve.

Santander Corredora de Seguros Limitada

There are lawsuits amounting to UF3,790 corresponding to processes mainly for goods delivered in leasing. Our lawyers have not estimated additional material losses for these trials.

b)	Contingent loans

To meet customer needs, the Bank acquired several irrevocable commitments and contingent liabilities, although these obligations should not be recognized in the Consolidated Statement of Financial Position, these contain credit risks and are therefore part of the Bank's overall risk.

The following table shows the Bank`s contractual obligations to issue loans:

	As of December 31,
	2017	2016
	MCh$	MCh$

Letters of credit issued	201,699	158,800
Foreign letters of credit confirmed	75,499	57,686
Performance guarantees	1,823,793	1,752,610
Personal guarantees	81,577	125,050
Subtotal	2,182,568	2,094,146
Available on demand credit lines	8,135,489	7,548,820
Other irrevocable credit commitments	260,691	260,266
Total	10,578,748	9,903,232

Consolidated Financial Statements December 2017 / Banco Santander Chile F-100

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 22

CONTINGENCIES AND COMMITMENTS, continued

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Third party operations
Collections	175,200	163,303
Transferred financial assets managed by the Bank	33,278	42,054
Assets from third parties managed by the Bank and its affiliates	1,660,804	1,586,405
Subtotal	1,869,282	1,791,762
Custody of securities
Securities held in custody	383,002	390,155
Securities held in custody deposited in other entity	760,083	687,610
Issued securities held in custody	22,046,700	18,768,572
Subtotal	23,189,785	19,846,337
Total	25,059,067	21,638,099

During 2017, the Bank classified the portfolios managed by private banking in “Assets from third parties managed by the Bank and its affiliates”. At the end of December 2017, the balance for this was Ch$1,660,768 million (Ch$1,586,370 million at December 31, 2016).

d)	Guarantees

Banco Santander Chile has an integral bank policy of coverage of Official Loyalty N ° 4505199 in force with the company Compañía de Seguros Chilena Consolidada SA, Coverage USD 50,000,000 per claim with an annual limit of USD 100,000,000, which covers both the Bank and its subsidiaries, with an expiration date of June 30, 2018.

Santander Agente de Valores Limitada

In order to ensure the correct and full compliance of all its obligations as securities agent in accordance with the provisions of articles N° 30 and following of Law N° 18,045, on Stock Market, the company constituted a guarantee for UF4,000 with insurance policy N° 216113821 taken with the Insurance Company of Crédito Continental SA and whose maturity is December 19, 2017.

Santander Corredores de Bolsa Limitada

i) As of December 31, 2017, the Company has comprehensive guarantees in the Santiago Stock Exchange to cover simultaneous operations carried out through its own portfolio, for a total of Ch$ 25,218,779 (Ch$ 22,491,827 as of December 31, 2016).

ii) Additionally, as of December 31, 2017, the Company holds a guarantee in CCLV Contraparte Central S.A., in cash, for an amount of Ch$ 5,000,000 (Ch$ 6,010,000 as of December 31, 2016).

iii) In order to ensure the correct and full compliance of all its obligations as Brokerage Broker, in accordance with the provisions of articles 30 and following of Law N°18,045 on Securities Market, the Company has delivered fixed-income securities to the Santiago Stock Exchange for a present value of Ch$ 1,014,400 as of December 31, 2017 (Ch$ 1,008,987 as of December 31, 2016).

iv) As of December 31, 2017, the Company has a guarantee voucher N° B011364 from Banco Santander Chile to comply with the provisions of general rule N° 120 of the Commission for the Financial Market (Ex-SVS) with respect to the placement, transfer and redemption of the Morgan Stanley funds in the amount of USD $ 300,000, which covers the participants who acquire quotas of foreign open funds Morgan Stanley Sicav and whose maturity is 23 February 2018.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-101

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 22

CONTINGENCIES AND COMMITMENTS, continued

Santander Corredora de Seguros Limitada

i) In accordance with those established in Circular N° 1,160 of the Superintendency of Securities and Insurance, the company has contracted an insurance policy to respond to the correct and full compliance with all obligations arising from its operations as an intermediary in the hiring insurance.

ii) The insurance policy for insurance brokers N ° 4461903, which covers UF 500, and the professional liability policy for insurance brokers N° 4462082 for an amount equivalent to UF 60,000, were contracted with the Compañía de Seguros Generales Chilena Consolidada S.A. both are valid from April 15, 2016 to April 14, 2018.

iii) The Company maintains a guarantee slip with Banco Santander Chile to guarantee the faithful fulfillment of the public bidding rules of the tax and deductibility insurance plus ITP 2/3 of the mortgage portfolio for the housing of Banco Santander Chile. The amount amounts to UF 10,000 for each portfolio respectively, both with an expiration date as of July 31, 2019. For the same reason, the Company maintains a guarantee voucher in compliance with the public tender for fire and earthquake insurance, the amount of which amounts to UF 200 and UF 3,000 with the same financial institution, both with an expiration date as of December 31, 2018.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-102

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 23

EQUITY

a)	Capital

As of December 31, 2017 and 2016 the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full, amounting to Ch$ 891,303 million. All shares have the same rights, and have no preferences or restrictions.

The movement in shares during 2017 and 2016 is as follows:

	Shares
	As of December 31,
	2017	2016

Issued as of January 1	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-
Issuance of outstanding shares	-	-
Stock options exercised	-	-
Issued as period end	188,446,126,794	188,446,126,794

As of December 31, 2017 and 2016 the Bank does not own any of its shares in treasury, nor do any of the consolidated companies.

As of December 31, 2017 the shareholder composition is as follows:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% share holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank of New York Mellon	-	31,238,866,071	31,238,866,071	16.58
Banks on behalf of third parties	13,892,691,988	-	13,892,691,988	7.37
Pension funds (AFP) on behalf of third parties	6,896,552,755	-	6,896,552,755	3.66
Stock brokers on behalf of third parties	3,762,310,365	-	3,762,310,365	2.00
Other minority holders	6,062,704,347	-	6,062,704,347	3.21
Total	157,207,260,723	31,238,866,071	188,446,126,794	100.00

(*)   American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-103

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 23

EQUITY, continued

As of December 31, 2016 the shareholder composition is as follows:

Corporate Name or Shareholder`s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank of New York Mellon	-	34,800,933,671	34,800,933,671	18.47
Banks on behalf of third parties	12,257,100,312	-	12,257,100,312	6.50
Pension fund (AFP) on behalf of third parties	6,990,857,997	-	6,990,857,997	3.71
Stock brokers on behalf of third parties	3,071,882,351	-	3,071,882,351	1.63
Other minority holders	4,732,351,195	-	4,732,351,195	2.51
Total	153,645,193,123	34,800,933,671	188,446,126,794	100.00

(*)    American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

b)	Reserves

During the year 2017, on the occasion of the shareholders' meeting held in April, it was agreed to capitalize 30% of profits for reserves in 2016, equivalent to $ 141,706 million ($ 112,219 million for 2016).

c)	Dividends

The distribution of dividends has been disclosed in the Consolidated Statements of Changes in Equity.

d)	Diluted earnings per share and basic earnings per share

As of December 31, 2017 and 2016, the composition of diluted earnings per share and basic earnings per share are as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

a) Basic earnings per share
Total attributable to equity holders of the Bank	564,815	472,351
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	2.997	2.507

b) Diluted earnings per share
Total attributable to equity holders of the Bank	564,815	472,351
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Assumed conversion of convertible debt	-	-
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	2.997	2.507

As of December 31, 2017 and 2016, the Bank does not own instruments with dilutive effects.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-104

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 23

EQUITY, continued

e)	Other comprehensive income of available for sale investments and cash flow hedges:

	As of December 31,
	2017	2016
	MCh$	MCh$

Available for sale investments
As of January 1,	7,375	(7,093)
Gain (losses) on the re-valuation of available for sale investments, before tax	(10,384)	2,267
Reclassification from other comprehensive income to net income for the year	-	-
Net income realized	4,864	12,201
Subtotal	(5,520)	14,468
Total	1,855	7,375

Cash flow hedges
As of January 1,	2,288	8,626
Gains (losses) on the re-valuation of cash flow hedges, before tax	(5,850)	(6,261)
Reclassification and adjustments on cash flow hedges, before tax	-	(77)
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or assignment was hedged as a highly probable transaction	-	-
Subtotal	(5,850)	(6,338)
Total	(3,562)	2,288

Other comprehensive income, before tax	(1,707)	9,663

Income tax related to other comprehensive income components
Income tax relating to available for sale investments	(473)	(1,770)
Income tax relating to cash flow hedges	908	(549)
Total	435	(2,319)

Other comprehensive income, net of tax	(1,272)	7,344
Attributable to:
Equity holders of the Bank	(2,312)	6,640
Non-controlling interest	1,040	704

The Bank expects that the results included in "Other comprehensive income" will be reclassified to profit or loss when the specific conditions have been met.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-105

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 24

CAPITAL REQUIREMENTS (BASEL)

In accordance with Chilean General Banking Law, the Bank must maintain a minimum ratio of effective equity to risk-weighted consolidated assets of 8% net of required allowances, and a minimum ratio of basic equity to consolidated total assets of 3%, net of required allowances. However, as a result of the Bank’s merger in 2002, the SBIF has determined that the Bank’s combined effective equity cannot be lower than 11% of its risk-weighted assets. Effective net equity is defined for these purposes as basic equity (capital and reserves) plus subordinated bonds, up to a maximum of 50% of basic equity.

Assets are allocated to different risk categories, each of which is assigned a weighting percentage according to the amount of capital required to be held for each type of asset. For example, cash, deposits in banks and financial instruments issued by the Central Bank of Chile have a 0% risk weighting, meaning that it is not necessary to hold equity to back these assets according to current regulations. Property, plant and equipment have a 100% risk weighting, meaning that a minimum capital equivalent to 11% of these assets must be held. All derivatives traded off the exchanges are also assigned a risk weighting, using a conversion factor applied to their notional values, to determine the amount of their exposure to credit risk. Off-balance-sheet contingent credits are also included for weighting purposes, as “Credit equivalents.”

According to Chapter 12-1 of the SBIF’s Recopilación Actualizada de Normas [Updated Compilation of Rules] effective January 2010, the SBIF changed existing regulation with the enforcement of Chapter B-3 from the Compendium of Accounting Standards, which changed the risk exposure of contingent allocations from 100% exposure to the following:

Type of contingent loan	Exposure

a) Pledges and other commercial commitments	100%
b) Foreign letters of credit confirmed	20%
c) Letters of credit issued	20%
d) Guarantees	50%
e) Interbank guarantee letters	100%
f) Available lines of credit	35%
g) Other loan commitments:
- Higher education loans Law No. 20,027	15%
- Other	100%
h) Other contingent loans	100%

Consolidated Financial Statements December 2017 / Banco Santander Chile F-106

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 24

CAPITAL REQUIREMENTS (BASEL), continued

The levels of basic capital and effective net equity as of December 31, 2017 and 2016, are as follows:

	Consolidated assets		Risk-weighted assets
	As of December 31,		As of December 31,
	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$

Balance-sheet assets (net of allowances)
Cash and deposits in banks	1,452,922	2,279,389	-	-
Cash in process of collection	668,145	495,283	300,302	80,623
Trading investments	485,736	396,987	25,031	24,709
Investments under resale agreements	-	6,736	-	6,736
Financial derivative contracts (*)	1,014,070	1,285,157	718,426	943,727
Interbank loans, net	162,599	272,635	162,598	80,200
Loans and accounts receivables from customers, net	26,747,542	26,113,485	23,102,177	22,655,553
Available for sale investments	2,574,546	3,388,906	147,894	263,016
Investments in associates and other companies	27,585	23,780	27,585	23,780
Intangible assets	63,219	58,085	63,219	58,085
Property, plant, and equipment	242,547	257,379	242,547	257,379
Current taxes	-	-	-	-
Deferred taxes	385,608	372,699	38,561	37,270
Other assets	755,184	840,499	722,617	585,739
Off-balance-sheet assets
Contingent loans	4,133,897	3,922,023	2,360,877	2,221,018
Total	38,713,600	39,713,043	27,911,834	27,237,835

(*)	“Financial derivative contracts” are presented at their “Credit Equivalent Risk” value as established in Chapter 12-1 of the Updated Compilation of Rules issued by the SBIF.

The ratios of basic capital and effective net equity at the close of each period are as follows:

	Ratio
	As of December 31,		As of December 31,
	2017	2016	2017	2016
	MCh$	MCh$	%	%

Basic capital	3,066,180	2,868,706	7.92	7.22
Effective net equity	3,881,252	3,657,707	13.91	13.43

Consolidated Financial Statements December 2017 / Banco Santander Chile F-107

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 25

NON-CONTROLLING INTEREST

a)	It reflects the net amount of equity of dependent entities attributable to capital instruments which do not belong, directly or indirectly, to the Bank, including the portion of the income for the period that has been attributed to them.

The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

				Other comprehensive income
As of December 31, 2017	Non- controlling interest	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	389	132	-	-	-	132
Santander S.A. Sociedad Securitizadora	0.36	1	-	-	-	-	-
Santander Corredores de Bolsa Limitada	49.00	21,000	702	470	(134)	336	1,038
Santander Corredora de Seguros Limitada	0.25	167	4	-	-	-	4
Subtotal		21,557	838	470	(134)	336	1,174

Entities controlled through other considerations:
Bansa Santander S.A. (1)	100.00	17,401	10,869	-	-	-	10,869
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	2,925	741	-	-	-	741
Subtotal		20,326	11,610	-	-	-	11,610

Total		41,883	12,448	470	(134)	336	12,784

(1) In September 2017, the company Bansa Santander S.A., held a legal assignment of rights by leasing contract, which resulted in a result of $ 20,663 million before taxes ($ 15,197 million net of taxes).

According to indicated in note 1 ii) Bansa Santander S.A. it is an entity controlled by the Bank for reasons other than its participation in the equity, therefore the result of this company is assigned entirely to the non-controlling interest.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-108

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 25

NON-CONTROLLING INTEREST, continued

				Other comprehensive income
As of December 31, 2016	Non- controlling interest	Equity	Income	Available for sale investments	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Agente de Valores Limitada	0.97	492	116	-	-	-	116
Santander S.A. Sociedad Securitizadora	0.36	2	-	-	-	-	-
Santander Corredores de Bolsa Limitada	49.41	19,966	1,130	1,054	(251)	803	1,933
Santander Corredora de Seguros Limitada	0.25	164	7	-	-	-	7
Subtotal		20,624	1,253	1,054	(251)	803	2,056

Entities controlled through other considerations:
Bansa Santander S.A.	100.00	6,533	529	-	-	-	529
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	2,184	583	-	-	-	583
Subtotal		8,717	1,112	-	-	-	1,112

Total		29,341	2,365	1,054	(251)	803	3,168

Consolidated Financial Statements December 2017 / Banco Santander Chile F-109

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 25

NON-CONTROLLING INTEREST, continued

b)	A summary of the financial information of subsidiaries included in the consolidation with non-controlling interests (before consolidation or conforming adjustments) is as follows:

	As of December 31,
	2017				2016
				Net				Net
	Assets	Liabilities	Capital	Income	Assets	Liabilities	Capital	Income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Santander Corredora de Seguros Limitada	76,177	9,803	64,937	1,437	75,000	10,065	62,276	2,659
Santander Corredores de Bolsa Limitada	88,711	45,855	41,424	1,432	86,473	45,724	38,356	2,393
Santander Agente de Valores Limitada	44,910	4,732	26,569	13,609	54,486	3,666	38,851	11,969
Santander S.A. Sociedad Securitizadora	400	50	432	(82)	509	77	512	(80)
Santander Gestión de Recaudación y Cobranzas Ltda.	10,826	7,901	2,184	741	8,547	6,363	1,602	582
Bansa Santander S.A.	25,535	8,134	6,533	10,868	31,301	24,768	6,004	529
Total	246,559	76,475	142,079	28,005	256,316	90,663	147,601	18,052

Consolidated Financial Statements December 2017 / Banco Santander Chile F-110

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 26

INTEREST INCOME

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the effect of hedge accounting.

a)	For the periods ended December 31, 2017 and 2016, the income from interest income, not including income from hedge accounting, is attributable to the following items:

	As of December 31,
	2017				2016
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	939	-	-	939	1,488	-	-	1,488
Interbank loans	969	-	-	969	295	-	-	295
Commercial loans	752,013	85,389	10,525	847,927	742,432	130,904	7,659	880,995
Mortgage loans	320,041	149,303	414	469,758	304,116	228,081	7,012	539,209
Consumer loans	612,932	363	4,738	618,033	604,152	660	4,318	609,130
Investment instruments	74,000	5,797	-	79,797	75,808	2,916	-	78,724
Other interest income	12,172	1,538	-	13,710	11,136	2,445	-	13,581

Interest income less income from hedge accounting	1,773,066	242,390	15,677	2,031,133	1,739,427	365,006	18,989	2,123,422

b)	As indicated in section i) of Note 1, suspended interest relates to loans with payments over 90 days overdue, which are recorded in off-balance sheet accounts until they are effectively received.

As of December 31, 2017 and 2016, the suspended interest and adjustments income consists of the following:

	As of December 31,
	2017			2016
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	12,709	7,703	20,412	13,060	9,029	22,089
Mortgage loans	2,871	4,999	7,870	4,785	486	5,271
Consumer loans	5,084	377	5,461	2,924	6,635	9,559

Total	20,664	13,079	33,743	20,769	16,150	36,919

Consolidated Financial Statements December 2017 / Banco Santander Chile F-111

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 26

INTEREST INCOME, continued

c)	For the period ended December 31, 2017 and 2016, the expenses from interest expense, excluding expense from hedge accounting, are as follows:

	As of December 31,
	2017			2016
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(13,851)	(695)	(14,546)	(16,003)	(1,043)	(17,046)
Repurchase agreements	(6,514)	-	(6,514)	(2,822)	-	(2,822)
Time deposits and liabilities	(341,821)	(20,509)	(362,330)	(399,720)	(38,946)	(438,666)
Interbank borrowings	(26,805)	-	(26,805)	(19,803)	-	(19,803)
Issued debt instruments	(220,027)	(76,170)	(296,197)	(197,973)	(105,452)	(303,425)
Other financial liabilities	(2,946)	(303)	(3,249)	(3,008)	(781)	(3,789)
Other interest expense	(5,236)	(4,973)	(10,209)	(5,211)	(8,874)	(14,085)
Interest expense less expenses from hedge accounting	(617,200)	(102,650)	(719,850)	(644,540)	(155,096)	(799,636)

d)	For the periods ended December 31, 2017 and 2016, the income and expense from interest is as follows:

	As of December 31,
	2017	2016
Items	MCh$	MCh$

Interest income less income from hedge accounting	2,031,133	2,123,422
Interest expense less expense from hedge accounting	(719,850)	(799,636)

Net Interest income (expense) from hedge accounting	1,311,283	1,323,786

Hedge accounting (net)	15,408	(42,420)

Total net interest income	1,326,691	1,281,366

Consolidated Financial Statements December 2017 / Banco Santander Chile F-112

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 27

FEES AND COMMISSIONS

Fees and commissions includes the value of fees earned and paid during the year, except those which are an integral part of the financial instrument`s effective interest rate:

	As of December 31,
	2017	2016
	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	7,413	5,754
Fees and commissions for guarantees and letters of credit	33,882	35,911
Fees and commissions for card services	201,791	195,566
Fees and commissions for management of accounts	31,901	31,540
Fees and commissions for collections and payments	44,312	31,376
Fees and commissions for intermediation and management of securities	10,090	9,304
Insurance brokerage fees	-	-
Office banking	36,430	40,882
Fees for other services rendered	15,669	14,145
Other fees earned	43,123	38,038
Fee and commission income	30,947	28,668
Total	455,558	431,184

	As of December 31,
	2017	2016
	MCh$	MCh$

Fee and commission expense
Compensation for card operations	(149,809)	(143,509)
Fees and commissions for securities transactions	(858)	(946)
Office banking	(15,283)	(14,671)
Other fees	(10,545)	(17,634)
Total	(176,495)	(176,760)

Net fees and commissions income	279,063	254,424

The fees earned in transactions with letters of credit are presented on the Consolidated Statement of Income in the item “Interest income”.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-113

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 28

NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS

Includes the amount of the adjustments from the financial instruments variation, except those attributable to the interest accrued by the application of the effective interest rate method of the value adjustments of the assets, as well as the results obtained in their sale.

For the periods ended December 31, 2017 and 2016, the detail of income from financial operations is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Profit and loss from financial operations
Trading derivatives	(18,974)	(395,209)
Trading investments	10,008	18,229
Sale of loans and accounts receivables from customers
Current portfolio	3,020	1,469
Charged-off portfolio	3,020	2,720
Available for sale investments	8,956	14,598
Repurchase of issued bonds	(742)	(8,630)
Other profit and loss from financial operations	(2,492)	(211)
Total	2,796	(367,034)

Consolidated Financial Statements December 2017 / Banco Santander Chile F-114

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 29

NET FOREIGN EXCHANGE INCOME

Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale.

For the period ended December 31, 2017 and 2016, net foreign exchange income is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$
Net foreign exchange gain (loss)
Net gain (loss) from currency exchange differences	113,115	116,117
Hedging derivatives	22,933	399,875
Income from assets indexed to foreign currency	(9,190)	(8,745)
Income from liabilities indexed to foreign currency	98	145
Total	126,956	507,392

Consolidated Financial Statements December 2017 / Banco Santander Chile F-115

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 30

PROVISIONS FOR LOAN LOSSES

a)	The movement in provisions for loan losses for the periods ended Diciembre 31, 2017 and 2016 is as follows:

		Loans and accounts receivable from customers
As of December 31, 2017	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group	Additional	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	Provisions	MCh$
Charged-off of loans	-	(15,699)	(49,274)	(17,426)	(94,443)	-	-	-	(176,842)
Provisions established	(307)	(60,023)	(99,407)	(22,163)	(157,595)	(8,079)	(4,224)	-	(351,798)
Total provisions and charge-offs	(307)	(75,722)	(148,681)	(39,589)	(252,038)	(8,079)	(4,224)	-	(528,640)
Provisions released (*)	393	55,925	20,491	11,427	46,089	10,135	1,660	-	146,120
Recovery of loans previously charged-off	-	10,902	21,499	10,942	39,972	-	-	-	83,315
Net charge to income	86	(8,895)	(106,691)	(17,220)	(165,977)	2,056	(2,564)	-	(299,205)

		Loans and accounts receivable from customers
As of December 31, 2016	Interbank loans	Commercial loans		Mortgage loans	Consumer loans	Contingent loans
	Individual	Individual	Group	Group	Group	Individual	Group		Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$
Charged-off of loans	-	(11,222)	(60,750)	(16,928)	(101,658)	-	-	-	(190,558)
Provisions established	(239)	(72,330)	(73,105)	(30,046)	(178,886)	(8,592)	(2,909)	-	(366,107)
Total provisions and charge-offs	(239)	(83,552)	(133,855)	(46,974)	(280,544)	(8,592)	(2,909)	-	(556,665)
Provisions released (*)	83	37,073	14,432	17,634	18,512	6,963	5,384	35,000	135,081
Recovery of loans previously charged-off	-	11,142	16,043	10,041	41,072	-	-	-	78,298
Net charge to income	(156)	(35,337)	(103,380)	(19,299)	(220,960)	(1,629)	2,475	35,000	(343,286)

Consolidated Financial Statements December 2017 / Banco Santander Chile F-116

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 30

PROVISIONS FOR LOAN LOSSES, continued

b) The detail of Charge-off of individually significant loans, is as follows:

	Loans and accounts receivable from customers
As of December 31, 2017	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-off of loans	51,978	92,619	20,168	222,163	386,928
Provision applied	(36,279)	(43,345)	(2,742)	(127,720)	(210,086)
Net charge offs of individually significant loans	15,699	49,274	17,426	94,443	176,842

	Loans and accounts receivables from customers
As of December 31, 2016	Commercial loans		Mortgage loans	Consumer loans
	Individual	Group	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Charge-off of loans	47,605	104,868	19,459	219,882	391,814
Provision applied	(36,383)	(44,118)	(2,531)	(118,224)	(201,256)
Net charge offs of individually significant loans	11,222	60,750	16,928	101,658	190,558

Consolidated Financial Statements December 2017 / Banco Santander Chile F-117

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 31

PERSONNEL SALARIES AND EXPENSES

a)	Composition of personnel salaries and expenses:

For the periods ended December 31, 2017 and 2016, the composition of personnel salaries and expenses is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Personnel compensation	250,962	249,703
Bonuses or gratuities	76,011	77,649
Stock-based benefits	2,752	331
Seniority compensation:	26,120	26,263
Pension plans	2,039	(150)
Training expenses	2,867	2,835
Day care and kindergarden	2,505	3,072
Health and welfare funds	5,644	5,583
Other personnel expenses	28,897	29,847
Total	396,967	395,133

Benefits based on equity instruments (settled in cash)

The Bank provides certain executives of the Bank and its affiliates with a benefit of payments based on shares, which are settled in cash in accordance with the requirements of IFRS 2. The Bank measures the services received and the liability incurred, at fair value.

Until the settlement of the liability, the Bank determines the fair value of the liability at the end of each reporting period, as well as on the settlement date, recognizing any change in fair value in profit or loss for the year.

The balance corresponding to profits based on equity instruments, as of December 31, 2017 and 2016 was $ 1,923 million and $ 331 million, respectively.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-118

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 32

ADMINISTRATIVE EXPENSES

For the periods ended December 31, 2017 and 2016, the composition of administrative expenses is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

General administrative expenses	139,418	138,974
Maintenance and repair of property, plant and equipment	21,359	19,901
Office lease	26,136	28,098
Equipment lease	96	280
Insurance premiums	3,354	3,842
Office supplies	6,862	5,747
IT and communication expenses	39,103	37,351
Lighting, heating, and other utilities	5,468	4,863
Security and valuables transport services	12,181	14,793
Representation and personnel travel expenses	4,262	5,440
Judicial and notarial expenses	974	952
Fees for technical reports and auditing	9,379	7,631
Other general administrative expenses	10,244	10,076
Outsourced services	57,400	55,757
Data processing	34,880	36,068
Archive service	3,324	4,427
Valuation service	2,419	3,489
Outsourced staff	6,878	5,404
Other	9,899	6,369
Board expenses	1,290	1,371
Marketing expenses	18,877	17,844
Taxes, payroll taxes, and contributions	13,118	12,467
Real estate taxes	1,443	1,435
Patents	1,646	1,618
Other taxes	24	93
Contributions to SBIF	10,005	9,321
Total	230,103	226,413

Consolidated Financial Statements December 2017 / Banco Santander Chile F-119

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 33

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	The values of depreciation and amortization during December 31, 2017 and 2016 are detailed below:

	As December 31,
	2017	2016
	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	(55,623)	(45,025)
Amortizations of intangible assets	(22,200)	(20,334)
Total depreciation and amortization	(77,823)	(65,359)

Impairments
Impairment of property, plant and equipment	(354)	(234)
Impairment of intangible assets	(5,290)	-
Total Impairments	(5,644)	(234)
Totales	(83,467)	(65,593)

As of December 31, 2017, the impairment amount of fixed assets amounts to $ 354 million ($ 234 million as of December 31, 2016), mainly due to ATM incidents. And the amount of impairment in intangible amounts to $ 5,290 due to the obsolescence of computer projects.

b)	The changes in book value due to depreciation and amortization for the nine month period ended December 31, 2017 and 2016 are as follows:

	Depreciation and amortization 2017
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2017	(235,622)	(239,628)	(475,250)
Depreciation and amortization for the period	(55,623)	(22,200)	(77,823)
Sales and disposals in the period	313	-	313
Other	-	-	-
Balance as of December 31, 2017	(290,932)	(261,828)	(552,760)

	Depreciation and amortization 2016
	Property, plant, and equipment	Intangible assets	Total
	MCh$	MCh$	MCh$

Balances as of January 1, 2016	(190,781)	(219,294)	(410,075)
Depreciation and amortization for the period	(45,025)	(20,334)	(65,359)
Sales and disposals in the period	184	-	184
Other	-	-	-
Balance as of December 31, 2016	(235,622)	(239,628)	(475,250)

Consolidated Financial Statements December 2017 / Banco Santander Chile F-120

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 34

OTHER OPERATING INCOME AND EXPENSES

a)	Other operating income is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Income from assets received in lieu of payment
Income from sale of assets received in lieu of payment	3,330	1,663
Recovery of charge-offs and income from assets received in lieu of payment	17,600	7,161
Other income from assets received in lieu of payment	7,547	4,711
Subtotal	28,477	13,535

Contingency Provisión Liberation (1)	29,903	-
Subtotal	-	-

Other income
Leases	264	519
Income from sale of property, plant and equipment (2)	23,229	2,017
Recovery of provisions for contingencies	-	-
Compensation from insurance companies due to damages	1,237	1,530
Other	4,053	698
Subtotal	28,783	4,764

Total	87,163	18,299

(1) The Bank maintained provisions for contingencies in accordance with IAS 37, which during 2017 was favorable for the Bank.

(2) The result from the sale of fixed assets as of December 31, 2017 includes MCh $ 20,663 corresponding to the legal assignment of rights by leasing contract entered into by Bansa Santander S.A., as disclosed in Note N ° 25.

b)	Other operating expenses are as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$
Allowances and expenses for assets received in lieu of payment
Charge-offs of assets received in lieu of payment	30,027	15,423
Provisions on assets received in lieu of payment	3,912	9,246
Expenses for maintenance of assets received in lieu of payment	1,679	2,170
Subtotal	35,618	26,839

Credit card expenses	3,070	3,636
	2,563	3,734
Customer services

Other expenses	1,607	6,146
Operating charge-offs	23,475	18,393
Life insurance and general product insurance policies	-	142
Additional tax on expenses paid overseas	-	14
Gain (Loss) for sale of PP&E	-	5,111
Provisions for contingencies	912	631
Expense for the Retail Association	-	2,136
Other	28,769	18,416
Subtotal	54,763	50,989

Total	96,014	85,198

Consolidated Financial Statements December 2017 / Banco Santander Chile F-121

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE N°35

TRANSACTIONS WITH RELATED PARTIES

Associated and dependent entities are the Bank’s “related parties”, However, this also includes its “key personnel” from the executive staff (members of the Bank’s Board of Directors and Managers of Banco Santander Chile and its affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also includes those companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i,e., Banco Santander S,A, (located in Spain).

Article 89 of the Ley de Sociedades Anónimas (Public Companies Act), which is also applicable to banks, states that any transaction with a related party must be made under equitable conditions similar to those that customarily prevail in the market.

Article 84 of the Ley General de Bancos (General Banking Act) establishes limits for loans that can be granted to related parties and prohibits lending to the Bank’s directors, General Manager, or representatives.

Transactions between the Bank and its related parties are specified below and have been divided into four categories:

Santander Group companies

This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (Affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank exercises a significant degree of influence, in accordance with section b) of Note 1, and which generally belong to the group of entities known as “business support companies”.

Key personnel

This category includes members of the Bank’s Board of Directors and managers of Banco Santander Chile and its affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-122

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE N°35

TRANSACTIONS WITH RELATED PARTIES, continued

a)	Loans to related parties

Loans and receivables as well as contingent loans are as follows:

	As of December 31,
	2017				2016
	Santander Group companies	Associated companies	Key personnel	Other	Santander Group companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivables:
Commercial loans	80,076	771	3,947	7,793	81,687	533	4,595	7,100
Mortgage loans	-	-	18,796	-	-	-	18,046	-
Consumer loans	-	-	4,310	-	-	-	3,783	-
Loans and account receivables:	80,076	771	27,053	7,793	81,687	533	26,424	7,100

Provision for loan losses	(209)	(9)	(177)	(18)	(209)	(35)	(87)	(34)
Net loans	79,867	762	26,876	7,775	81,478	498	26,337	7,066

Guarantees	361,452	-	23,868	7,164	434,141	-	23,636	5,486

Contingent loans
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	19,251	-	-	33	27,268	-	-	-
Performance guarantees	377,578	-	-	-	437,101	-	-	-
Contingent loans	396,829	-	-	33	464,369	-	-	-

Provision for contingent loans	(4)	-	-	1	(5)	-	-	-

Net contingent loans	396,825	-	-	34	464,364	-	-	-

Loans regarding activity with related parties during the periods ended December 31, 2017 and 2016 is as follows:

	As of December 31,
	2017				2016
	Santander Group companies	Associated companies	Key personnel	Other	Santander Group companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1,	546,058	532	26,423	7,100	616,968	565	28,675	1,966
Loans granted	78,214	318	7,777	1,050	122,729	203	8,580	6,808
Loan payments	(147,366)	(79)	(7,149)	(324)	(193,189)	(236)	(10,832)	(1,674)

Total	476,906	771	27,051	7,826	546,508	532	26,423	7,100

Consolidated Financial Statements December 2017 / Banco Santander Chile F-123

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 35

TRANSACTIONS WITH RELATED PARTIES, continued

b)	Assets and liabilities with related parties

	As of December 31
	2017				2016
	Santander Group companies	Associated companies	Key personnel	Other	Santander Group companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets
Cash and deposits in banks	74,949	-	-	-	187,701	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Investments under resale agreements	-	-	-	-	-	-	-	-
Financial derivative contracts	545,028	86,011	-	14	742,851	33,433	-	-
Available for sale investments	-	-	-	-	-	-	-	-
Other assets	8,480	118,136	-	-	4,711	67,454	-	-

Liabilities
Deposits and other demand liabilities	24,776	25,805	2,470	221	6,988	7,141	2,883	630
Obligations under repurchase agreements	50,945	-	-	-	56,167	-	-	-
Time deposits and other time liabilities	785,988	27,968	3,703	3,504	1,545,835	6,219	2,525	2,205
Financial derivative contracts	418,647	142,750	-	7,190	954,575	54,691	-	-
Bank obligation	-	-	-		6,165	-	-
Issued debts instruments	482,626	-	-	-	484,548	-	-	-
Other financial liabilities	4,919	-	-	-	8,970	-	-	-
Other liabilities	164,303	58,168	-	-	446	44,329	-	-

c)	Recognized income (expense) with related parties

	As of December 31,
	2017				2016
	Santander Group companies	Associated companies	Key personnel	Other	Santander Group companies	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Income (expense) recorded
Income and expenses from interest and inflation	(43,892)	-	1,051	-	(39,279)	40	1,164	115
Fee and commission income and expenses	72,273	15,404	224	1	56,952	22,322	204	20
Net income (expense) from financial operations and foreign exchange transactions (*)	363,108	(48,453)	(3)	19	(343,963)	(48,373)	(88)	2
Other operating income and expenses	21,670	(1,454)	-	-	931	(2,239)	-	-
Key personnel compensation and expenses	-	-	(43,037)	-	-	-	(37,328)	-
Administrative and other expenses	(48,246)	(47,220)	-	-	(35,554)	(43,115)	-	-
Total	364,913	(81,723)	(41,765)	20	(360,913)	(71,365)	(36,048)	137

(*)	Primarily relates to derivative contracts used to hedge economically the exchange risk of assets and liabilities that hedge positions of the Bank and its subsidiaries.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-124

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 35

TRANSACTIONS WITH RELATED PARTIES, continued

d)	Payment to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding Manager positions, is shown in the “Personnel salaries and expenses” and/or “Administrative expenses” of the Consolidated Statements of Income, and detailed as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

Personnel compensation	16,863	17,493
Board member`s salaries and expenses	1,199	1,269
Bonuses or gratuity	16,057	14,404
Compensation in stock	2,752	331
Training expenses	68	161
Seniority compensation	3,842	2,619
Health funds	273	285
Other personnel expenses	773	916
Pension Plans (*)	2,039	(150)
Total	43,866	37,328

(*) Part of the executives who qualified for this benefit ceased to belong to the Group for various reasons without meeting the requirements to obtain the benefit, for which the amount of the obligation decreased, generating an income for the reversal of provisions.

e)	Composition of key personnel

As of December 31, 2017 and 2016, the composition of the Bank’s key personnel is as follows:

	N° of executives
Position	As of December 31,
	2017	2016

Director	11	13
Division manager	13	17
Department manager	63	76
Manager	46	61
Total key personnel	133	167

Consolidated Financial Statements December 2017 / Banco Santander Chile F-125

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 36

PENSION PLANS

The Bank has an additinal benefit available to its principal executives, consisting of a pension plan. The purpose of the pension plan is to endow the executives with funds for a better supplementary pension upon their retirement.

For this purpose, the Bank will match the voluntary contributions made by the beneficiaries for their future pension with an equivalent contribution. The executives will be entlited to recive this benefit only when they fulfill the following conditions:

a.	Aimed at the Bank’s management

b.	The general requisite to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.

c.	The Bank will create a pension fund, with life insurance, for each beneficiary in the plan. Periodic contributions into this fund are made by the manager and matched by the Bank.

d.	The Bank will be responsible for garanting the benefits directly.

If the working relationship between the manager and the respective company ends, before s/he fulfills the abovementioned requirements, s/he will have no rights under this benefit plan.

In the event of the executive’s death or total or partial disability, s/he will be entitled to recive this benefit.

The Bank will make contributions to this benefit plan on the basis of mixed collective insurance policies whose beneficiary is the Bank. The life insurance company with whom such policies are executed is not an entity linked or related to the Bank or any other Santander Group company.

Plan Assets owned by the Bank at the end of 2017 totaled Ch$7.919 million (Ch$6.612 million in 2016)

The amount of the defined benefit plans has been quantified by the Bank, based on the following criteria:

Calculation method

Use of the projected unit credit method which considers each working year as generating an additional amount of rights over benefits and values each unit separately. It is calculated based primarily on fund contribution, as well as other factors such as the legal annual pension limit, seniority, age and yearly income for each unit valued individualy.

Actuarial hypothesis assumptions:

Actuarial assumption with respect to demographic and financial variables are non-biased and mutually compatible with each other. The most significant actuarial hypotheses considered in the calculation were.

Assets related to the pension fund contributed by the Bank into the Seguros Euroamérica insurance company with respect to defined benefit plans are presented as net of associated commitments.

	Plans post– employment	Plans post– employment
	2017	2016

Mortality chart	RV-2014	RV-2014/CB-2014
Terminarion of contract rates	5,0%	5,0%
Impairment chart	PDT 1985	PDT 1985

Consolidated Financial Statements December 2017 / Banco Santander Chile F-126

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE N°36

PENSION PLANS, continued

Activity for post-employment benefits is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$
Plan assets	7,919	6,612
Commitments for defined-benefit plans
For active personnel	(6,998)	(4,975)
Incurred by inactive personnel	-	-
Minus:
Unrealized actuarial (gain) losses	-	-
Balances at year end	921	1,637

Year’s cash flow for post-employment benefits is as follows:

	As of December 31,
	2017	2016
	MCh$	MCh$

a) Fair value of plan assets
Opening balance	6,612	6,945
Expected yield of insurance contracts	307	335
Employer contributions	1,931	886
Actuarial (gain) losses	-	-
Premiums paid	-	-
Benefits paid	(931)	(1,554)
Fair value of plan assets at year end	7,919	6,612
b) Present value of obligations
Present value of obligation opening balance	(4,975)	(5,070)
Net incorporation of Group companies	-	-
Service cost	(2,039)	150
Interest cost	-	-
Curtailment/settlement effect	-	-
Benefits paid	-	-
Past service cost	-	-
Actuarial (gain) losses	-	-
Other	16	(55)
Present value of obligations at year end	(6,998)	(4,975)
Net balance at year end	921	1,637

Consolidated Financial Statements December 2017 / Banco Santander Chile F-127

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE N°36

PENSION PLANS, continued

Plan expected profit:

	As of December 31,
	2017	2016

Type of expected yield from the plan’s assets	UF + 2.50% annual	UF + 2.50% annual
Type of yield expected from the reimbursement rights	UF + 2.50% annual	UF + 2.50% annual

Plan associated expenses:

	For the years ended December 31,
	2017	2016
	MCh$	MCh$

Current period service expenses	2,039	(150)
Interest cost	-	-
Expected yield from plan’s asset	(307)	(335)
Expected yield of insurance contracts linked to the Plan:	-	-
Extraordinary allocations	-	-
Actuarial (gain)/losses recorded in the period	-	-
Past service cost	-	-
Other	-	-
Total	1,732	(485)

Consolidated Financial Statements December 2017 / Banco Santander Chile F-128

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction on the main market (or the most advantageous) at the measurement date in the current market conditions (in other words, an exit price) regardless of whether that price is directly observable or estimated by using a different valuation technique. The measurement of fair value assumes the sale transaction of an asset or the transference of the liability happens within the main asset or liability market, or the most advantageous market for the asset or liability.

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation, and may not be justified in comparison with independent markets.

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of December 31, 2017 and December 31, 2016:

	As of December 31, 2017		As of December 31, 2016
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	485,736	485,736	396,987	396,987
Financial derivative contracts	2,238,647	2,238,647	2,500,782	2,500,782
Loans and accounts receivable from customers and interbank loans, (net)	26,910,141	28,518,929	26,386,120	29,976,931
Investments available for sale	2,574,546	2,574,546	3,388,906	3,388,906
Guarantee deposits (margin accounts)	323,767	323,767	396,289	396,289

Liabilities
Deposits and interbank borrowings	21,380,468	20,887,959	22,607,392	22,833,009
Financial derivative contracts	2,139,488	2,139,488	2,292,161	2,292,161
Issued debt instruments and other financial liabilities	7,335,683	7,487,591	7,566,388	8,180,322
Guarantees received (margin accounts)	408,313	408,313	480,926	480,926

Fair value is approximated to book value in the following accounts, due to their short-term nature in the following cases: cash and bank deposits, operations with liquidation in progress and buyback contracts as well as security loans.

In addition, the fair value estimates presented above do not attempt to estimate the value of the Bank’s profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank’s value as a going concern.

Below is a detail of the methods used to estimate the financial instruments’ fair value.

a)	Financial instruments for trading investments and available for sale investment.

The estimated fair value of these financial instruments was established using market values or estimates from an available dealer, or quoted market prices of similar financial instruments. Investments with maturities of les than 1 year are evaluated at recorded value since they are considered as having a fair value not significantly different from their recorded value, due to their short maturity term. To estimate the fair value of debt investments or representative values in these lines of businesses, we take into consideration additional variables and elements, as long as they apply, including the estimate of prepayment rates and credit risk of issuers.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-129

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

b)	Loans and accounts receivable from customers and interbank loans

Fair value of commercial, mortgage and consumer loans and credit cards is measured through a discounted cash flow (DCF) analysis. To do so, we use current market interest rates considering product, term, amount and similar loan quality. Fair value of loans with 90 days or more of delinquency are measured by means of the market value of the associated guarantee, minus the rate and term of expected payment. For variable rate loans whose interest rates change frequently (monthly or quarterly) and that are not subjected to any significant credit risk change, the estimated fair value is based on their book value.

c)	Deposits

Disclosed fair value of deposits that do not bear interest and saving accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. Fair value of time deposits is calculated through a discounted cash flow calculation that applies current interest rates from a monthly calendar of scheduled maturities in the market.

d)	Short and long term issued debt instruments

The fair value of these financial instruments is calculated by using a discounted cash flow analysis based on the current incremental lending rates for similar types of loans having similar maturities.

e)	Financial derivative contracts

The estimated fair value of financial derivative contracts is calculated using the prices quoted on the market for financial instruments having similar characteristics.

The fair value of interest rate swaps represents the estimated amount that the Bank expects to receive to cancel the contracts or agreements, considering the term structures of the interest curve , volatility of the underlying asset and credit risk of counterparties.

If there are no quoted prices from the market (either direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated by using models and valuation techniques such as Black-Scholes, Hull, and Monte Carlo simulations, taking into consideration the relevant inputs/outputs such as volatility of options, observable correlations between underlying assets, counterparty credit risk, implicit price volatility, the velocity with which the volatility reverts to its average value, and the straight-line relationship (correlation) between the value of a market variable and its volatility, among others.

Measurement of fair value and hierarchy

IFRS 13 - Fair Value Measurement, provides a hierarchy of reasonable values which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments, The hierarchy reflects the significance of the inputs used in making the measurement, The three levels of the hierarchy of fair values are the following:

• Level 1: the inputs are quoted prices (unadjusted) on active markets for identical assets and liabilities that the Bank can access on the measurement date.

• Level 2: inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

• Level 3: inputs are unobservable inputs for the asset or liability.

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial time is the transaction price (Level 1).

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as a significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3). Various techniques are employed to make these estimates, including the extrapolation of observable market data.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-130

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

-	Chilean Government and Department of Treasury bonds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description

• Mortgage and private bonds	Present Value of Cash Flows Model

Internal Rates of Return (“IRRs”) are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.

• Time deposits	Present Value of Cash Flows Model

IRRs are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on issuer curves.

• Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value of Cash Flows Model

IRRs are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion:

With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.

• FX Options	Black-Scholes

Formula adjusted by the volatility smile (implicit volatility), Prices (volatility) are provided by BGC Partners, according to this criterion:

With published market prices, a volatility surface is created by interpolation and then these volatilities are used to value options.

In limited occasions significant inputs not observable in market data are used (Level 3). To carry out this estimate, several techniques are used, including extrapolation of observable market data or a mix of observable data.

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description

• Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.

	Black – Scholes	There is no observable input of implicit volatility.

	Hull-White	Hybrid HW model for rates and Brownian motion for FX. There is no observable input of implicit volatility.

	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.

• Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB	Present Value of Cash Flows Model	Validation obtained by using the interest curve and interpolating at flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.

	Present Value of Cash Flows Model	Valued by using similar instrument prices plus a charge-off rate by liquidity.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-131

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The Bank does not believe that any change in unobservable inputs with respect to level 3 instruments would result in a significantly different fair value measurement.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis, as of December 31, 2017 and 2016.

	Fair value measurement
As of December 31,	2017	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	485,736	481,642	4,094	-
Available for sale investments	2,574,546	2,549,226	24,674	646
Derivatives	2,238,647	-	2,216,306	22,341
Guarantee deposits (margin accounts)	323,767	323,767	-	-
Total	5,622,696	3,354,635	2,245,074	22,987

Liabilities
Derivatives	2,139,488	-	2,139,481	7
Guarantees received (margin accounts)	408,313	408,313	-	-
Total	2,547,801	408,313	2,139,481	7

	Fair value measurement
As of December 31,	2016	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Trading investments	396,987	396,011	976	-
Available for sale investments	3,388,906	2,471,439	916,808	659
Derivatives	2,500,782	-	2,461,407	39,375
Guarantee deposits (margin accounts)	396,289	396,289	-	-
Total	6,682,964	3,263,739	3,379,191	40,034

Liabilities
Derivatives	2,292,161	-	2,292,118	43
Guarantees received (margin accounts)	480,926	480,926	-	-
Total	2,773,087	480,926	2,292,118	43

Consolidated Financial Statements December 2017 / Banco Santander Chile F-132

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the assets and liabilities that are not measured at fair value in the consolidated statement of financial position, as of December 31, 2017 and 2016.

	Fair value measurement
As of December 31,	2017	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Loans and accounts receivables from customers and Interbank loans	28,518,929	-	-	28,518,929
Total	28,518,929	-	-	28,518,929

Liabilities
Deposits and Interbank borrowing	20,887,959	-	20,887,959	-
Issued debt instruments and other financial liabilities	7,487,591	-	7,487,591	-
Total	28,375,550	-	28,375,550	-

	Fair value measurement
As of December 31,	2016	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$

Assets
Loans and accounts receivables from customers and Interbank loans	29,976,931	-	-	29,976,931
Total	29,976,931	-	-	29,976,931

Liabilities
Deposits and Interbank borrowing	22,833,009	-	22,833,009	-
Issued debt instruments and other financial liabilities	8,180,322	-	8,180,322	-
Total	31,013,331	-	31,013,331	-

There was no transfer between level 1 and 2 for the period ended December 31, 2017 and 2016.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-133

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant entries (Level 3) as of December 31, 2017 and 2016:

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2017	79,181	43
Total realized and unrealized profits (losses)
Included in statement of income	(17,035)	(36)
Included in other comprehensive income	(12)	-
Purchases, issuances, and loans (net)	-	-

As of December 31, 2017	62,134	7

Total profits or losses included in comprehensive income at December 31, 2017 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2016	(17,047)	(36)

	Assets	Liabilities
	MCh$	MCh$

As of January 1, 2016	39,913	-

Total realized and unrealized profits (losses)
Included in statement of income	39,376	43
Included in other comprehensive income	(108)	-
Purchases, issuances, and loans (net)	-	-

As of December 31, 2016	79,181	43

Total profits or losses included in comprehensive income at December 31, 2016 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2015	39,268	43

The realized and unrealized profits (losses) included in comprehensive income for 2017 and 2016, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statement of Comprehensive Income in the associate line item.

The potential effect as of December 31, 2017 and 2016 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant entries (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-134

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following tables show the financial instruments subject to compensation in accordance with IAS 32, for 2017 and 2016:

	As of December 31, 2017
	Linked financial instruments, compensated in balance
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial
	MCh$	MCh$	MCh$	MCh$	Position
Assets
Financial derivative contracts	2,029,657	-	2,029,657	208,990	2,238,647
Investments under resale agreements	-	-	-	-	-
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	26,910,141	26,910,141

Total	2,029,657	-	2,029,657	27,119,131	29,148,788

Liabilities
Financial derivative contracts	1,927,654	-	1,927,654	211,834	2,139,488
Investments under resale agreements	268,061	-	268,061	-	268,061
Déposits and interbank borrowings	-	-	-	21,380,467	21,380,467

Total	2,195,715	-	2,195,715	21,592,301	23,788,016

	As of December 31, 2016
	Linked financial instruments, compensated in balance
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial
	MCh$	MCh$	MCh$	MCh$	Position
Assets
Financial derivative contracts	2,237,731	-	2,237,731	263,051	2,500,782
Investments under resale agreements	6,736	-	6,736	-	6,736
Loans and accounts receivable from customers, and Interbank loans, net	-	-	-	26,386,120	26,386,120

Total	2,244,467	-	2,244,467	26,649,171	28,893,638

Liabilities
Financial derivative contracts	2,100,955	-	2,100,955	191,206	2,292,161
Investments under resale agreements	212,437	-	212,437	-	212,437
Déposits and interbank borrowings	-	-	-	22,607,392	22,607,392

Total	2,313,392	-	2,313,392	22,798,598	25,111,990

Consolidated Financial Statements December 2017 / Banco Santander Chile F-135

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 37

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

In order to reduce the exposure of credit in its financial derivative operations, the Bank has entered into bilateral collateral agreements with its counterparts, in which it establishes the terms and conditions under which they operate. In general terms, the collateral (received / delivered) operates when the net of the fair value of the financial instruments held exceeds the thresholds defined in the respective contracts.

Below are the financial derivatives contracts, according to their collateral agreement :.

	As of December 31,
	2017		2016
Financial derivatives contracts	Asset	Liabilities	Asset	Liabilities
	MCh$	MCh$	MCh$	MCh$

Derivatives contracts with threshold collateral agreement equal to zero	1,898,220	1,773,471	2,134,917	1,986,345
Derivatives contracts with non-zero threshold collateral agreement	221,030	316,840	233,945	238,450
Derivatives contracts without collateral agreement	119,397	49,177	131,920	67,366
Total Financial derivatives contracts	2,238,647	2,139,488	2,500,782	2,292,161

Consolidated Financial Statements December 2017 / Banco Santander Chile F-136

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 38

RISK MANAGEMENT

Introduction and general description

The Bank, due to its activities with financial instruments is exposed to several types of risk. The main risks related to financial instruments that apply to the Bank are as follow:

Market risk: rises from holding financial instruments whose value may be affected by fluctuations in market conditions, generally including the following types of risk:

a.	Foreign excharge risk: this arises as a consequence of fluctuations in market interest rates.

b.	Interest rate risk: this arises as a consequence of fluctuations in market interest rates.

c.	Price risk: this arises as a consequence of changes in market prices, either due to factor specific to the instrument itself or due to factors that affect all the instruments negotiated in the market.

d.	Inflation risk: this arises as a consequence of changes in Chile’s inflation rate, whose effect would be mainly applicable to financial instruments denominated in UFs

Credit risk: this is the risk that one of the parties to a financial instrument fails to meet its contractual obligations for reason of insolvency or inability of the individuals or legal entitles in question to continue as a going concern, causing a financial loss to the other party

Liquidity risk: is the possibility that an entity may be unable to meet its payment commitments, or that in order to meet them, it may have to raise funds with onerous terms or risk damage to its image and reputation.

Operating risk: this is a risk arising from human errors, system error, fraud or external events which may damage the Bank’s reputation, may have legal or regulatory implication, or cause financial losses.

This note includes information on the Bank’s exposure to these risk an on its objetives, policies, and processes involved in their measurement and management.

Risk management structure

The Board of Directors is responsible for the establishment and monitoring of the Bank's risk management structure and, to this end, has a corporate governance system in line with international recommendations and trends, adapted to the Chilean regulatory reality and adapted to best practices. advanced markets in which it operates. To better exercise this function, the Board of Directors has established the Comprehensive Risk Committee ("CIR"), whose main mission is to assist in the development of its functions related to the Bank's control and risk management. Complementing the CIR in risk management, the Board also has 3 key committees: Assets and Liabilities Committee (CAPA), Markets Committee ("CDM") and the Directors and Audit Committee ("CDA"). Each of the committees is composed of directors and executive members of the Bank's management

The CIR is responsible for developing Bank risk management policies in accordance with the guidelines of the Board of Directors, the Global Risk Department of Santander Spain and the regulatory requirements issued by the Chilean Superintendency of Banks and Financial Institutions ("SBIF"). These policies have been created mainly to identify and analyze the risk faced by the Bank, establish risk limits and appropriate controls, and monitor risks and compliance with limits. The Bank's risk management policies and systems are regularly reviewed to reflect changes in market conditions, and the products or services offered. The Bank, through the training and management of standards and procedures, aims to develop a disciplined and constructive control environment, in which all its employees understand their duties and obligations..

To fulfill its functions, the CIR works directly with the Bank's risk and control departments, whose joint objectives include:

- evaluate those risks that, due to their size, could compromise the solvency of the Bank, or that present potentially significant operational or reputation risks;

- ensure that the Bank is provided with the means, systems, structures and resources in accordance with the best practices that allow for the implementation of the strategy in risk management;

- ensure the integration, control and management of all Bank risks;

- execute the application throughout the Bank and its businesses of homogeneous risk principles, policies and metrics;

Consolidated Financial Statements December 2017 / Banco Santander Chile F-137

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 38

RISK MANAGEMENT, continued

- develop and implement a risk management model in the Bank, so that the risk exposure is properly integrated in the different decision-making processes;

- identify risk concentrations and mitigation alternatives, monitor the macroeconomic and competitive environment, quantify sensitivities and the foreseeable impact of different scenarios on the positioning of risks; Y

- manage the structural liquidity risks, interest rates and exchange rates, as well as the Bank's own resources base.

To comply with the aforementioned objectives, the Bank (Administration and ALCO) carries out several activities related to risk management, which include: calculating the risk exposures of the different portfolios and / or investments, considering mitigating factors (guarantees, netting , collaterals, etc.); calculate the probabilities of expected loss of each portfolio and / or investments; assign the loss factors to the new operations (rating and scoring); measure the risk values of the portfolios and / or investments according to different scenarios through historical simulations; establish limits to potential losses based on the different risks incurred; determine the possible impacts of structural risks in the Consolidated Statements of Results of the Bank; set the limits and alerts that guarantee the Bank's liquidity; and identify and quantify operational risks by business lines and thus facilitate their mitigation through corrective actions. The CDA is primarily responsible for monitoring compliance with the Bank's risk management policies and procedures, and for reviewing the adequacy of the risk management framework in relation to the risks the Bank faces.

Credit risk

Credit risk is the risk that one of the parties to the financial instrument contract fails to comply with its contractual obligations due to insolvency or disability of natural or legal persons and causes a financial loss in the other party. For purposes of credit risk management, the Bank consolidates all the elements and components of credit risk exposure (eg risk of individual default by creditor, innate risk of a line of business or sector, and / or geographical risk) .

Mitigation of credit risk for loans and accounts receivable

The Board of Directors has delegated responsibility for credit risk management to the Comprehensive Risk Committee (CIR) and the Bank's risk departments whose roles are summarized as follows:

- Formulation of credit policies, in consultation with the business units, covering the requirements of guarantee, credit evaluation, risk rating and presentation of reports, documents and legal procedures in compliance with the regulatory, legal and internal requirements of the Bank.

- Establish the structure of the authorization for the approval and renewal of credit applications. The Bank structures levels of credit risk by placing limits on the concentration of that risk in terms of individual debtors, groups of debtors, segments of industries and countries. The authorization limits are assigned to the respective officers of the business unit (commercial, consumption, SMEs) to be monitored permanently by the Administration. In addition, these limits are reviewed periodically. The risk assessment teams at branch level interact regularly with clients, however for large operations, the risk teams of the parent company and even the CIR, work directly with clients in the evaluation of credit risks and preparation of credit risk. credit applications. Inclusively, Banco Santander España participates in the process of approving the most significant loans, for example to clients or economic groups with debt amounts greater than US $ 40 million.

- Limit concentrations of exposure to customers, counterparts, in geographic areas, industries (for accounts receivable or credits), and by issuer, credit rating and liquidity (for investments).

- Develop and maintain the Bank's risk classification in order to classify the risks according to the degree of exposure to financial loss faced by the respective financial instruments and with the purpose of focusing the management or risk management specifically on the associated risks.

- Review and evaluate credit risk The risk divisions of the Administration are largely independent of the commercial division of the bank and evaluate all credit risks in excess of the designated limits, prior to the approval of credits to customers or prior to the acquisition of specific investments. Credit renewals and revisions are subject to similar processes.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-138

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 38

RISK MANAGEMENT, continued

In the preparation of a credit request for a corporate client, the Bank verifies several parameters such as the debt service capacity (including, generally, projected cash flows), the client's financial history and / or projections for the economic sector in which it operates. The risk division is closely involved in this process. All requests contain an analysis of the client's strengths and weaknesses, a rating and a recommendation. The credit limits are not determined based on the outstanding balances of the clients, but on the direct and indirect credit risk of the financial group. For example, a limited company would be evaluated together with its subsidiaries and affiliates.

Consumer loans are evaluated and approved by their respective risk divisions (individuals, SMEs) and the evaluation process is based on an evaluation system known as Garra (Banco Santander) and Syseva of Santander Banefe, both processes are decentralized, automated and they are based on a scoring system that includes the credit risk policies implemented by the Bank's Board of Directors. The credit application process is based on the collection of information to determine the client's financial situation and ability to pay. The parameters that are used to assess the credit risk of the applicant include several variables such as: income levels, duration of current employment, indebtedness, reports of credit agencies.

Mitigation of credit risk of other financial assets (investments, derivatives, commitments)

As part of the process of acquiring financial investments and financial instruments, the Bank considers the probability of uncollectibility of issuers or counterparties using internal and external evaluations such as independent risk evaluators of the Bank. In addition, the Bank is governed by a strict and conservative policy which ensures that the issuers of its investments and counterparties in transactions of derivative instruments are of the highest reputation.

In addition, the Bank operates with various instruments that, although they involve exposure to credit risk, are not reflected in the Consolidated Statement of Financial Position, such as: guarantees and bonds, documentary letters of credit, guarantee slips and commitments to grant loans. ..

The guarantees and bonds represent an irrevocable payment obligation. In the event that a guaranteed client does not fulfill its obligations with third parties who are liable to the Bank, the latter will make the corresponding payments, so that these transactions represent the same exposure to credit risk as a common loan.

Documentary letters of credit are commitments documented by the Bank on behalf of the client that are guaranteed by the merchandise shipped to which they are related and, therefore, have a lower risk than direct indebtedness. Guarantee slips correspond to contingent commitments that are made effective only if the client does not comply with the performance of works agreed with a third party, guaranteed by them.

When it comes to commitments to grant credit, the Bank is potentially exposed to losses in an amount equivalent to the unused total of the commitment. However, the probable amount of loss is less than the unused total of the commitment. The Bank monitors the maturity of credit lines because generally long-term commitments have a higher credit risk than short-term commitments.

Maximun credit risk exposure

For financial assets recognized in the Consolidated Statement of Financial Position, exposure to credit risk is equal to their book value. For financial guarantees granted, the maximum exposure to credit risk is the maximum amount that the Bank would have to pay if the guarantee were executed.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-139

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 38

RISK MANAGEMENT, continued

Below is the distribution by financial asset and off-balance a sheet commitments of the Bank’s maximum exposure to credit risk as of December 31, 2017 and 2016, without deduction of collateral, security interests or credit improvements recived

		As of December 31,
		2017	2016
		Amount of exposure	Amount of exposure
	Note	MCh$	MCh$

Deposits in banks	4	839,561	1,709,071
Cash ítems in process of collection	4	668,145	495,283
Trading investments	5	485,736	396,987
Investments under resale agreements	6	-	6,736
Financial derivative contracts	7	2,238,647	2,500,782
Loans and accounts receivable from customers and interbank loans, net	8 y 9	26,910,141	26,386,120
Available for sale investments	10	2,574,546	3,388,906

Off-balance commitments:
Letters of credit issued		201,699	158,800
Foreign letters ofcredit confirmed		75,499	57,686
Guarantees		1,823,793	1,752,610
Available credit lines		8,135,489	7,548,820
Personal guarantees		81,577	125,050
Other irrevocable credit commitments		260,691	260,266
Total		44,295,524	44,787,117

Consolidated Financial Statements December 2017 / Banco Santander Chile F-140

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 38

RISK MANAGEMENT, continued

Regarding the quality of the credits, these are classified in accordance with what is described in the compendium of regulations of the SBIF as of December 31, 2017 and 2016:

	As of December 31,
Category	2017				2016
Comercial	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage
Portfolio	MCh$	%	MCh$	%	MCh$	%	MCh$	%

A1	166,434	0.60%	58	0.01%	244,765	0.90%	86	0.01%
A2	884,638	3.19%	568	0.07%	1,354,546	4.98%	948	0.12%
A3	2,753,676	9.93%	3,523	0.43%	3,214,141	11.82%	4,050	0.49%
A4	3,203,629	11.56%	16,980	2.08%	3,223,789	11.85%	18,121	2.21%
A5	1,431,586	5.16%	18,171	2.23%	1,293,424	4.75%	17,191	2.10%
A6	745,193	2.69%	12,900	1.58%	737,443	2.71%	16,044	1.96%
B1	330,463	1.19%	8,328	1.02%	315,621	1.16%	11,826	1.44%
B2	53,392	0.19%	2,286	0.28%	85,343	0.31%	4,683	0.57%
B3	64,995	0.23%	3,661	0.45%	45,804	0.17%	3,119	0.38%
B4	90,224	0.33%	21,480	2.63%	92,141	0.34%	25,792	3.14%
C1	145,033	0.52%	2,901	0.36%	121,893	0.45%	2,438	0.30%
C2	56,871	0.21%	5,687	0.70%	51,034	0.19%	5,103	0.62%
C3	39,825	0.14%	9,956	1.22%	49,901	0.18%	12,475	1.52%
C4	53,261	0.19%	21,304	2.61%	64,118	0.24%	25,647	3.13%
C5	71,896	0.26%	46,732	5.73%	73,462	0.27%	47,750	5.82%
C6	77,048	0.28%	69,343	8.50%	89,857	0.33%	80,871	9.86%
Subtotal	10,168,164	36.67%	243,878	29.90%	11,057,282	40.65%	276,144	33.67%

	Individual	Percentage	Allowance	Percentage	Individual	Percentage	Allowance	Percentage
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
Commercial
Normal Portfolio	3,488,633	12.58%	58,728	7.20%	2,741,858	10.08%	58,453	7.13%
Impaired portfolio	414,530	1.50%	160,345	19.65%	341,132	1.25%	124,653	15.19%
Subtotal	3,903,163	14.08%	219,073	26.85%	3,082,990	11.33%	183,106	22.32%
Mortgage
Normal Portfolio	8,634,351	31.14%	20,174	2.47%	8,221,666	30.22%	25,393	3.09%
Impaired portfolio	462,544	1.67%	48,892	5.99%	397,688	1.46%	35,649	4.35%
Subtotal	9,096,895	32.81%	69,066	8.46%	8,619,354	31.68%	61,042	7.44%
Mortgage
Normal Portfolio	4,230,567	15.26%	114,099	13.99%	4,158,221	15.28%	147,979	18.04%
Impaired portfolio	327,125	1.18%	169,657	20.80%	288,584	1.06%	152,040	18.53%
Subtotal	4,557,692	16.44%	283,756	34.74%	4,446,805	16.34%	300,019	36.57%
Total	27,725,914	100.00%	815,773	100.00%	27,206,431	100.00%	820,311	100.00%

As December 31, 2017, the Bank doues not belive that the credit quality of its other financial assets or liabilities is of sufficient significance to warrant further disclosure.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-141

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 38

RISK MANAGEMENT, continued

Regarding the individual evaluation portfolio, the different categories correspond to:

- Categories A or Portfolio in Normal Compliance, is one that is made up of debtors whose ability to pay them it allows compliance with its financial obligations and commitments, and that according to the evaluation of its economic-financial situation, it is not seen that this condition changes in the short term.

- Categories B or Substandard Portfolio, is one that contemplates debtors with financial difficulties or significant worsening of their ability to pay and over which there are reasonable doubts about the total reimbursement of principal and interest in the terms agreed upon, showing a low slack to meet with your financial obligations in the short term.

- Categories C or Portfolio in Default, is made up of those debtors whose recovery is considered remote, since they show a deteriorated or no capacity to pay.

As for the group evaluation portfolios, a joint evaluation of the operations that compose it is carried out.

Refer to Note 30 for details of impaired Bank loans and their respective provisions. Also refer to the Note 19 for a breakdown of the maturities of the Bank's financial assets.

Exposure to credit risk in derivative contracts with abroad

As of December 31, 2017, the Bank's foreign exposure, including the counterparty risk in the derivative portfolio, was USD 2,090 million or 4.27% of the assets. In the table below, the exposure to derivative instruments is calculated using the equivalent credit risk, which is equal to the net value of the replacement plus the maximum potential value, considering the collateral in cash, which mitigates the exposure

Below, additional details are included regarding our exposure to those countries that have a rating of 1 and that correspond to the largest exposures. The following is the exposure as of December 31, 2017, considering the fair value of the derivative instruments.

Country	Clasification	Derivative instrument (adjusted to market) M USD	Deposits M USD	Loans MUSD	Financial investments M USD	Total exposure M USD
Bolivia	3	0,00	0,00	0,06	0,00	0,06
China	2	0,00	0,00	243,95	0,00	243,95
Italia	2	0,00	2,38	0,78	0,00	3,16
México	2	0,00	0,01	0,00	0,00	0,01
Panamá	2	0,63	0,00	0,00	0,00	0,63
Perú	2	3,38	0,00	0,00	0,00	3,38
Tailandia	2	0,00	0,00	0,31	0,00	0,31
Turquía	3	0,00	0,00	9,49	0,00	9,49
Total		4,01	2,39	254,59	0,00	260,99

The total amount of this exposure to derivative instruments must be offset daily with the collateral and, therefore, the exposure to net loans is USD $ 0.

Our exposure to Spain within the group is as follows:

Counterpart	Country	Clasification	Derivative intruments (adjusted to market) M USD	Deposits M USD	Loans M USD	Financial investments M USD	Total exposure M USD
Banco Santander España (*)	España	1	9,74	118,26	-	-	128,00

The total amount of this exposure to derivative instruments must be offset daily with the collateral and, therefore, the exposure to net loans is USD $0.28.

(*) We include our exposure to the Santander branches in New York and Hong Kong as exposure to Spain.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-142

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 38

RISK MANAGEMENT, continued

Impairment of other financial instruments

As of December 31, 2017 and 2016, the Bank did not have significant impairments in its financial assets other than credits and / or accounts receivable.

Security interests and credit improvements

The maximum exposure to credit risk, in some cases, is reduced by guarantees, credit enhancements and other actions that mitigate the Bank's exposure. Based on this, the constitution of guarantees is a necessary but not sufficient instrument in the granting of a loan; therefore, the acceptance of risk by the Bank requires the verification of other variables or parameters such as the ability to pay or generate resources to mitigate the risk incurred.

The procedures for the management and valuation of guarantees are included in the internal risk management policy. These policies establish the basic principles for the management of credit risk, which includes the management of guarantees received in transactions with customers. In this sense, the risk management model includes assessing the existence of appropriate and sufficient guarantees that allow the recovery of the loan to be carried out when the debtor's circumstances do not allow it to meet its obligations.

The procedures used for the valuation of the guarantees are in accordance with the best practices of the market, which involve the use of valuations in real estate guarantees, market price in stock values, value of the shares in an investment fund, etc. All the collateral received must be properly instrumented and registered in the corresponding registry, as well as having the approval of the Bank's legal divisions.

The Bank also has rating tools that allow ordering the credit quality of operations or clients. In order to study how this probability varies, the Bank has historical databases that store the information generated internally. The qualification tools vary according to the segment of the analyzed client (commercial, consumption, SMEs, etc.).

The following is a breakdown of impaired and non-impaired financial assets that have collateral, collateral or credit enhancements associated with the Bank as of December 31, 2017 and 2016:

	As of December
	2017	2016
	MCh$	MCh$
Non-impaired financial assets:
Properties/mortgages	19,508,151	17,560,550
Investments and others	2,108,962	2,326,396
Impaired financial assets:
Properties/mortgages	152,252	186,297
Investments and others	1,087	2,064
Total	21,770,452	20,075,307

Consolidated Financial Statements December 2017 / Banco Santander Chile F-143

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 38

RISK MANAGEMENT, continued

Liquidity risk

Liquidity risk is the risk that the Bank has difficulties in complying with the obligations associated with its financial obligations.

Liquidity risk management

The Bank is exposed daily to requirements of cash funds from several banking transactions such as current account drafts, payments of term deposits, guarantee payments, disbursements of derivative operations, etc. As is inherent in banking activity, the Bank does not hold funds in cash to cover the balance of those positions, since experience shows that only a minimum level of these funds will be withdrawn, which can be foreseen with a high degree of certainty. .

The Bank's approach to liquidity management is to ensure, to the extent possible, that it always has sufficient liquidity to meet its obligations at maturity, under normal circumstances and stress conditions, without incurring unacceptable losses or risking risk. of damage to the reputation of the Bank. The Board sets limits on a minimum portion of funds to be made available to meet such payments and on a minimum level of inter-bank operations and other lending facilities that should be available to cover drafts at unexpected levels of demand, which is reviewed periodically. On the other hand, the Bank must comply with regulatory limits dictated by the SBIF for the mismatches of terms.

These limits affect the mismatches between future income and expenditure flows of the Bank considered individually and are the following:

i. Mismatches of up to 30 days for all currencies, up to once the basic capital;

ii. mismatches of up to 30 days for foreign currencies, up to once the basic capital; Y

iii. mismatches of up to 90 days for all currencies, twice the basic capital.

The treasury department receives information from all the business units on the liquidity profile of its financial assets and liabilities and details of other projected cash flows derived from future businesses. According to this information, treasury maintains a portfolio of liquid assets in the short term, composed largely of liquid investments, loans and advances to other banks, to ensure that the Bank maintains sufficient liquidity. The liquidity needs of the business units are met through short-term transfers from treasury to cover any short-term fluctuation and long-term financing to address all structural liquidity requirements.

The Bank monitors its liquidity position on a daily basis, determining the future flows of its expenses and revenues. In addition, stress tests are carried out at the end of each month, for which a variety of scenarios are used, covering both normal market conditions and fluctuation conditions. The liquidity policy and procedures are subject to review and approval by the Bank's Board of Directors. Periodic reports are generated detailing the liquidity position of the Bank and its affiliates, including any exceptions and corrective measures adopted, which are regularly reviewed by the ALCO.

The Bank is based on client (retail) and institutional deposits, bonds with banks, debt instruments and time deposits as its main sources of financing. Although most of the obligations with banks, debt instruments and time deposits have maturities of more than one year, customer and retail deposits tend to have shorter maturities and a large proportion of them are payable within 90 days. days. The short-term nature of these deposits increases the liquidity risk of the Bank and therefore the Bank actively manages this risk by constantly monitoring market trends and price management.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-144

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 38

RISK MANAGEMENT, continued

Exposure to liquidity risk

One of the key measures used by the Bank to manage liquidity risk is the proportion of net liquid assets to customer deposits. For this purpose, the net liquid assets must include cash / cash, cash equivalents and debt investments for which there is an active and liquid market minus the deposits of the banks, fixed income securities issued, loans and other commitments maturing in next month. A similar measure, but not identical, is used as a calculation to measure the Bank's compliance with the liquidity limit established by the SBIF, where the Bank determines the mismatch between its rights and obligations according to maturity according to the estimated performance. The proportions of the mismatches at 30 days in relation to capital and 90 days in relation to 2 times the capital are shown in the following table:

	As of December 31,
	2017	2016
	%	%
30 days	(48)	(15)
30 days foreign	(22)	21
90 days	(51)	(37)

Following is a breakdown, by contractual maturities, of the balances of the Bank's assets and liabilities as of December 31, 2017 and 2016, considering also those unrecognized commitments:

As of December 31, 2017	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Asset expiration (Note 19)	3,214,657	2,480,411	2,655,971	4,933,976	6,240,042	4,375,295	11,569,324	35,469,677

Expiration of liabilities (Note 19)	(8,966,477)	(5,600,399)	(4,852,836)	(3,991,665)	(2,461,121)	(2,466,344)	(3,679,897)	(32,018,739)

Net expiration	(5,751,820)	(3,119,988)	(2,196,865)	942,311	3,778,921	1,908,951	7,889,427	3,450,938

Unrecognized loan / credit commitments

Guarantees and bonds	-	(16,028)	(13,382)	(47,288)	(315)	(4,564)	-	(81,577)

Letters of credit from abroad confirmed	-	(16,681)	(33,513)	(21,277)	(1,197)	(2,831)	-	(75,499)

Letters of documentary credits issued	-	(12,367)	(115,720)	(43,029)	-	(30,554)	(29)	(201,699)

Guarantee	-	(514,510)	(244,543)	(835,030)	(147,204)	(61,275)	(21,231)	(1,823,793)

Net maturity, including commitments	(5,751,820)	(3,679,574)	(2,604,023)	(4,313)	3,630,205	1,809,727	7,868,167	1,268,370

As of December 31, 2016	A la vista	Hasta 1 mes	Entre 1 y 3 meses	Entre 3 y 12 meses	Entre 1 y 3 años	Entre 3 y 5 años	Más de 5 años	Total
	MM$	MM$	MM$	MM$	MM$	MM$	MM$	MM$
Asset expiration (Note 19)	3,888,267	4,129,179	2,627,884	5,339,624	5,581,761	3,753,757	11,350,331	36,670,803

Expiration of liabilities (Note 19)	(8,587,847)	(6,828,564)	(4,618,826)	(4,880,777)	(2,072,940)	(1,848,234)	(4,610,589)	(33,447,777)

Net expiration	(4,699,580)	(2,699,385)	(1,990,942)	458,847	3,508,821	1,905,523	6,739,742	3,223,026

Unrecognized loan / credit commitments

Guarantees and bonds	-	(9,916)	(11,591)	(39,811)	(63,731)	-	-	(125,049)

Letters of credit from abroad confirmed	-	(12,247)	(8,125)	(8,505)	(28,809)	-	-	(57,686)

Letters of documentary credits issued	-	(36,662)	(82,342)	(39,768)	(28)	-	-	(158,800)

Guarantee	-	(79,457)	(175,437)	(739,170)	(592,017)	(151,435)	(15,095)	(1,752,611)

Net maturity, including commitments	(4,699,580)	(2,837,667)	(2,268,437)	(368,407)	2,824,236	1,754,088	6,724,647	1,128,880

The above tables show the undiscounted cash flows of the Bank's financial assets and liabilities on the estimated maturity basis. The expected cash flows of the Bank from these instruments can vary considerably compared to this analysis. For example, demand deposits are expected to remain stable or have an increasing trend, and unrecognized loan commitments are not expected to be executed all that have been arranged. In addition, the above breakdown excludes available lines of credit, since they lack contractual defined maturities.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-145

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 38

RISK MANAGEMENT, continued

Market risk

Market risk arises as a consequence of the activity maintained in the markets, through financial instruments whose value may be affected by variations in market conditions, reflected in changes in the different assets and financial risk factors. The risk can be mitigated through hedges through other products (assets / liabilities or derivatives), or by undoing the operation / open position. The objective of market risk management is the management and control of exposure to market risk within acceptable parameters.

There are four major risk factors that affect market prices: interest rates, exchange rates, price, and inflation. Additionally, and for certain positions, it is also necessary to consider other risks, such as spread risk, base risk, commodity risk, volatility or correlation risk.

Market risk management

The internal management of the Bank to measure market risk is mainly based on the procedures and standards of Santander Spain, which are based on analyzing management in three main components:

- trading portfolio;

- local financial management portfolio;

- portfolio of foreign financial management.

The trading portfolio consists mainly of those investments valued at their fair value, free of any restriction for immediate sale and that are often bought and sold by the Bank with the intention of selling them in the short term in order to benefit from the short-term price variations. The financial management portfolios include all financial investments not considered in the trading portfolio.

The general responsibility for market risk lies with the ALCO. The Bank's risk / finance department is responsible for the preparation of detailed management policies and their application in the Bank's operations in accordance with the guidelines established by the ALCO and by the Global Risk Department of Banco Santander de España.

The functions of the department in relation to the trading portfolio entail the following:

i. apply "Value at Risk" (VaR) techniques to measure interest rate risk,

ii. adjust the trading portfolios to the market and measure the profit and daily loss of commercial activities,

iii. compare the real VAR with the established limits,

iv. establish procedures to control losses in excess of predetermined limits and

v. Provide information on the negotiation activities for the ALCO, other members of the Bank's Management, and the Global Risk Department of Santander - Spain.

The functions of the department in relation to the financial management portfolios entail the following:

i. apply sensitivity simulations (as explained below) to measure the interest rate risk of activities in local currency and the potential loss foreseen by these simulations and

ii. provides the respective daily reports to the ALCO, other members of the Bank's Management, and the Global Risk Department of Santander - Spain.

Market risk - Negotiation portfolio

The Bank applies VaR methodologies to measure the market risk of its trading portfolio. The Bank has a consolidated commercial position composed of fixed income investments, foreign currency trading and a minimum equity investment position. The composition of this portfolio consists essentially of bonds of the Central Bank of Chile, mortgage bonds and locally issued low-risk corporate bonds. At the end of the year, the trading portfolio did not present investments in stock portfolios.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-146

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 38

RISK MANAGEMENT, continued

For the Bank, the VaR estimate is made under the historical simulation methodology, which consists of observing the behavior of the losses and gains that would have occurred with the current portfolio if the market conditions of a certain historical period were in force. , from that information, infer the maximum loss with a certain level of confidence. The methodology has the advantage of accurately reflecting the historical distribution of market variables and of not requiring any specific probability distribution assumption. All VaR measures are intended to determine the distribution function for the change in the value of a given portfolio, and once this distribution is known, to calculate the percentile related to the level of confidence needed, which will be equal to the value at risk in virtue of those parameters. As calculated by the Bank, the VaR is an estimate of the maximum expected loss of the market value of a given portfolio within a 1-day horizon at a confidence level of 99.00%. It is the maximum loss of a day in which the Bank could expect to suffer in a certain portfolio with a 99.00% confidence level. In other words, it is the loss that the Bank would expect to exceed only 1.0% of the time. The VaR provides a single estimate of market risk that is not comparable from one market risk to another. The returns are calculated using a 2 year time window or at least 520 data obtained from the reference date of VaR calculation backwards in time.

The Bank does not calculate three separate VaRs. A single VaR is calculated for the entire trading portfolio, which, in addition, is segregated by type of risk. The VaR program performs a historical simulation and calculates a profit and loss statement (G & P) for 520 data points (days) for each risk factor (fixed income, currencies and variable income). The G & P of each risk factor is added and a consolidated VaR calculated with 520 data points or days. At the same time, the VaR is calculated for each risk factor based on the individual G & P calculated for each factor. Moreover, a weighted VaR is calculated in the manner described above but which gives a weight greater than the 30 most recent data points. The largest of the two VaRs is reported. In 2015 and 2014, the same VaR model was still used and there has been no change in methodology.

The Bank uses the VaR estimates to deliver a warning in case the statistically estimated losses in the trading portfolio exceed the prudent levels and, therefore, certain predetermined limits exist.

Limitations of the VaR model

When applying this calculation methodology no assumption is made about the probability distribution of changes in risk factors, simply use the changes observed historically to generate scenarios for the risk factors in which each of the positions will be valued. in portfolio

It is necessary to define a valuation function fj (xi) for each instrument j, preferably the same one that it uses to calculate the market value and results of the daily position. This valuation function will be applied in each scenario to generate simulated prices of all the instruments in each scenario.

In addition, the VaR methodology must be interpreted considering the following limitations:

- Changes in market rates and prices may not be independent and identically distributed random variables, nor may they have a normal distribution. In particular, the assumption of normal distribution may underestimate the probability of extreme market movements;

- the historical data used by the Bank may not provide the best estimate of the joint distribution of changes in risk factors in the future, and any modification of the data may be inadequate. In particular, the use of historical data may fail to capture the risk of possible extreme and adverse market fluctuations regardless of the period of time used;

- a 1-day time horizon may not fully capture those market risk positions that can not be liquidated or hedged in one day. It would not be possible to liquidate or cover all positions in a day;

- VaR is calculated at the close of business, however trading positions may change substantially during the trading day;

- the use of 99% confidence level does not take into account, nor does it make any statement about, the losses that may occur beyond this level of trust, and

- the model as such VaR does not capture all the complex effects of the risk factors on the value of the positions or portfolios, and therefore, could underestimate the potential losses.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-147

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 38

RISK MANAGEMENT, continued

At no time in 2017 and 2016, the Bank exceeded the VaR limits in relation to the 3 components that make up the trading portfolio: fixed income investments, variable income investments and investments in foreign currency.

The Bank performs daily back-testing and, in general, it is discovered that trading losses exceed the estimated VaR almost one in every 100 trading days. At the same time, a limit was established for the maximum VaR that is willing to accept on the trading portfolio. In both 2017 and 2016, the Bank has remained within the maximum limit established for the VaR, even in those instances in which the real VaR exceeded the estimate.

The high, low and average levels for each component and for each year were the following:

VAR	2017 MMUSD	2016 MMUSD
Consolidated:
High	5.71	3.95
Low	1.56	1.08
Average	3.01	2.25

Fixed income investments:
High	5.51	2.71
Low	1.15	0.55
Average	2.36	1.33

Variable income investments:
High	0.01	0.03
Low	0.00	0.00
Average	0.00	0.00

Foreign currency investments
High	4.21	3.83
Low	0.53	0.61
Average	1.71	1.91

Market risk – local and foreign financial management

The Bank's financial management portfolio includes most of the Bank's assets and non-trading liabilities, including the loan / loan portfolio. For these portfolios, investment and financing decisions are heavily influenced by the Bank's commercial strategies.

The Bank uses a sensitivity analysis to measure the market risk of local and foreign currency (not included in the trading portfolio). The Bank performs a scenario simulation which will be calculated as the difference between the present value of the flows in the chosen scenario (curve with parallel movement of 100 bp in all its tranches) and its value in the base scenario (current market) . All positions in local currency indexed to inflation (UF) are adjusted by a sensitivity factor of 0.57, which represents a change in the rate curve at 57 basis points in real rates and 100 basis points in nominal rates. The same scenario is carried out for net foreign currency positions and interest rates in US dollars. The Bank has also established limits regarding the maximum loss that these types of movements in interest rates may have on capital and net financial income budgeted for the year.

To determine the consolidated limit, the foreign currency limit is added to the local currency limit for both the net financial loss limit and the capital and reserve loss limit, using the following formula:

Bound limit = square root of a2 + b2 + 2ab

a: limit in national currency.

b: limit in foreign currency.

Since it is assumed that the correlation is 0. 2ab = 0.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-148

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 38

RISK MANAGEMENT, continued

Limitation of the sensitivity models

The most important assumption is the use of a change of 100 basis points in the yield curve (57 basis points for real rates). The Bank uses a change of 100 basis points given that sudden changes of this magnitude are considered realistic. The Global Risk Department of Santander Spain has also established comparable limits by country, in order to be able to compare, monitor and consolidate the market risk by country in a realistic and orderly manner.

In addition, the methodology of sensitivity simulations should be interpreted considering the following limitations:

- The simulation of scenarios assumes that the volumes remain in the Bank's Consolidated Statement of Financial Position and that they are always renewed at maturity, omitting the fact that certain considerations of credit risk and prepayments may affect the maturity of certain positions.

- This model assumes an equal change in the entire performance curve of everything and does not take into account the different movements for different maturities.

- The model does not take into account the sensitivity of volumes resulting from changes in interest rates.

- The limits to the losses of budgeted financial income are calculated on the basis of expected financial income for the year that can not be obtained, which means that the actual percentage of financial income at risk could be greater than expected.

Market risk – Financial management portfolio – December 31, 2017 and 2016

	2017		2016
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital

Financial management portfolio – local currency (MCh$)
Loss limit	48,000	175,000	48,000	175,000
High	37,148	141,287	30,853	146,208
Low	22,958	112,818	21,978	108,249
Average	29,110	128,506	26,119	120,159
Financial management portfolio – foreign currency (Th$US)
Loss limit	30	75	30	75
High	16	42	14	35
Low	4	15	6	13
Average	10	23	10	26
Financial management portgolio (MCh$)
Loss limit	48,000	175,000	48,000	175,000
High	38,249	142,442	31,764	145,566
Low	23,571	112,277	23,088	107,959
Average	29,948	128,360	27,390	119,632

Operating risk

Operational risk is the risk of direct or indirect losses arising from a wide variety of causes related to the Bank's processes, personnel, technology and infrastructure, and external factors that are not credit, market or liquidity, such as those related to legal or regulatory requirements. Operating risks arise from all Bank operations.

The objective of the Bank is the management of operational risk in order to mitigate economic losses and damages to the Bank's reputation with a flexible structure of internal control.

The Bank's Administration has the primary responsibility for the development and application of controls to deal with operational risks. This responsibility is supported by the overall development of the Bank's standards for operational risk management in the following areas:

- Requirements for the proper segregation of functions, including the independent authorization of operations

- Requirements for reconciliation and supervision of transactions

Consolidated Financial Statements December 2017 / Banco Santander Chile F-149

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 38

RISK MANAGEMENT, continued

- Compliance with applicable legal and regulatory requirements

- Documentation of controls and procedures

- Requirements for the periodic evaluation of the applicable operational risks, and the adequacy of the controls and procedures to deal with the identified risks

- Requirements for the disclosure of operating losses and the proposed corrective measures

- Development of contingency plans

- Training and professional development / training

- Establishment of business ethics standards

- Reduction or mitigation of risks, including contracting insurance policies if they are effective.

Compliance with Bank regulations is supported by a program of periodic reviews carried out by the Bank's internal audit and whose examination results are presented internally to the management of the business unit examined and to the Directors and Audit Committee.

Concentration of risk

The Bank operates mainly in Chile, so most of its financial instruments are concentrated in that country. Refer to Note 9 of the financial statements for a breakdown of the concentration by industry of the Bank's receivables and accounts receivable.

Consolidated Financial Statements December 2017 / Banco Santander Chile F-150

Banco Santander Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF DECEMBER 31, 2017 AND 2016

NOTE 39

SUBSEQUENT EVENTS

On February 1, 2018, the Bank made a Current Bond placement corresponding to its "T-15" line for an amount of UF 5,000,000.

On February 6, 2018, the Bank made a Current Bond placement corresponding to its "T-11" line for an amount of UF 5,000,000.

During the ordinary session of the Board of Directors of Banco Santander Chile, held on February 27, 2018, the following were agreed upon:

matters:

1) On the occasion of the resignation of Mr. Vittorio Corbo Lioi as titular director, carried out during said session, who exercised In addition, as Chairman of the Board of Directors, Mr. Claudio Melandri Hinojosa has been appointed as Chairman and Chairman of the Board of Directors of Banco Santander Chile, who will temporarily continue to hold the position of General Manager until February 28, 2018 inclusive. , as permitted by article 49 N ° 8 of the General Banking Law.

2) The Bank's General Manager has been appointed, as of March 1, 2018, to Mr. Miguel Mata Huerta, who currently serves as Deputy General Manager, the latter being the position that was agreed to be abolished.

There are no other subsequent events to be disclosed that occurred between January 1, 2018 and the date of issuance of these Financial Statements (February 27, 2018).

FELIPE CONTRERAS FAJARDO Chief Accounting Officer	CLAUDIO MELANDRI HINOJOSA Chief Executive Officer

Consolidated Financial Statements December 2017 / Banco Santander Chile F-151